04010104

2/19

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Shinsei Bank, Limited

*CURRENT ADDRESS 1-8, Uchisaiwaicho 2-chome
Chiyoda-ku, Tokyo
100-8501, Japan

**FORMER NAME

**NEW ADDRESS

PROCESSED
FEB 25 2004
THOMSON FINANCIAL

FILE NO. 82- 34775 FISCAL YEAR 3/31/03

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: EBS

DAT : 2/24/04

SHINSEI BANK

Annual Report 2003

Focused

We focused on intensive reduction of problem loans to become a healthier bank with a clean balance sheet. The ratio of Shinsei's non-performing claims, as disclosed under the Financial Revitalization Law, to total non-consolidated claims dramatically decreased to 5.7% at March 31, 2003.

Disclosure of Claims under the Financial Revitalization Law



(Billions of yen)
(%)
1,500
1,200
900
600
300
0
25
20
15
10
5
0
20.01%
19.03%
5.70%
3/2001
3/2002
3/2003

■ Balance of claims disclosed under the Financial Revitalization Law (Non-consolidated)
― Claims disclosed under the Financial Revitalization Law/Total claims (%, Non-consolidated)

Strong

Consolidated Total Shareholders' Equity and Capital Adequacy Ratio



(Billions of yen)
(%)
800
600
400
200
0
24
18
12
6
0
582.8
623.5
679.8
16.99%
17.04%
20.10%
3/2001
3/2002
3/2003

■ Total shareholders' equity
― Capital adequacy ratio

We have a strong capital base, with ¥679.8 billion in total shareholders' equity and a 20.10% capital adequacy ratio. We plan to increase our asset base, represented by loans with appropriate risks, utilizing our strong capital base.

Creative

We also focused on developing and offering creative products and services to meet our customers' needs. Shinsei's unique, comprehensive *PowerFlex* account, available 24/7, is attracting more retail customers. A wide range of value-added investment banking products and services provide solutions for our institutional customers. As a result of our creative efforts, our non-interest income increased to approximately 40% of consolidated total revenue for the year ended March 31, 2003.

Consolidated Total Revenue and Non-Interest Income



(Billions of yen)
(%)
160
120
80
40
0
40
30
20
10
0
101.9
119.8
107.7
15.8%
26.2%
38.6%
16.0
31.3
41.6
3/2001
3/2002
3/2003

■ Total revenue
■ Non-interest income
― Non-interest income as a percentage of total revenue

Contents

Consolidated Financial Highlights

Shinsei Bank, Limited and Subsidiaries
For the years ended March 31, 2003 and 2002

	Billions of yen		Millions of U.S. dollars
	2003	2002	2003
For the year:			
Net interest income	**¥ 66.1**	¥ 88.4	**$ 550.1**
Net fees and commissions	**16.5**	7.8	**138.0**
Net trading income	**8.5**	1.7	**70.8**
Net other business income	**16.5**	21.8	**137.4**
Total revenue	**107.7**	119.8	**896.3**
Net income	**53.0**	61.2	**441.2**
Balances at year-end:			
Total assets	**¥6,706.9**	¥8,069.5	**$55,798.4**
Loans and bills discounted	**3,502.3**	4,801.9	**29,137.7**
Debentures	**1,913.5**	2,786.3	**15,919.8**
Deposits, including negotiable certificates of deposit	**2,576.9**	2,260.7	**21,438.6**
Total shareholders' equity	**679.8**	623.5	**5,655.9**
Per share (in yen and U.S. dollars):			
Common shareholders' equity	**¥ 249.59**	¥ 211.00	**$ 2.08**
Fully diluted shareholders' equity	**335.28**	307.51	**2.79**
Basic net income	**36.18**	42.21	**0.30**
Diluted net income	**26.15**	30.19	**0.22**
Ratios:			
Return on common shareholders' equity	**15.62%**	21.53%	
Return on total assets	**0.66**	0.74	
Capital adequacy ratio	**20.10**	17.04	
Tier I capital ratio	**14.27**	10.67	

Notes: 1. Unless otherwise specified, dollar figures in this annual report refer to U.S. currency and are presented solely for the readers' convenience. U.S. dollar amounts are translated at ¥120.20=U.S.$1.00, the rate of exchange prevailing on the Tokyo Foreign Exchange Market on March 31, 2003.
2. Since all yen figures have been truncated rather than rounded, the totals do not necessarily agree with the sum of the individual amounts.

Forward-Looking Statements

This annual report contains statements that constitute forward-looking statements. These statements appear in a number of places in this annual report and include statements regarding our intent, belief, or current expectations and/or the current belief or current expectations of our officers with respect to the results of our operations and the financial condition of the Bank and its subsidiaries. Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Our forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, and actual results may differ from those in such forward-looking statements as a result of various factors.



Masamoto Yashiro
Chairman, President and CEO

To Our Customers, Partners and Shareholders

In March 2003, we marked the third anniversary of the founding of Shinsei Bank. When we began our efforts to remake this organization, many challenges confronted us and we had to bring extraordinary energy and effort to seeing it through to success.

I am happy to report that we used the past three years wisely and effectively. Despite the challenges of a weakened Japanese and global business environment, we have reached almost all of our goals even faster than we had anticipated. We are performing better than our banking peers, and have largely solved the asset quality issues that continue to plague other financial institutions in Japan. Today, Shinsei Bank is a strong institution, filled with creative people and focused on delivering "Better Banking" to our growing number of institutional and retail banking customers.

As I review the events of the past, I am also looking forward to the exciting things to come. The solid platform we've built at Shinsei enables us now to further leverage our strengths, and has positioned us for more profitable and sustainable future development.

Shinsei's Financial Strength

In fiscal 2002, ended March 31, 2003, Shinsei delivered another strong financial performance. Helped by healthy growth in investment banking, the Bank registered consolidated net income of ¥53.0 billion for the year. This was lower than the ¥61.2 billion registered in fiscal 2001, due mainly to the negative impact of Shinsei's U.S. corporate bond portfolio. On a non-consolidated basis, net income was ¥59.0 billion, which exceeded the ¥58.6 billion target set out in the 2001 *Plan for Restoring Sound Management* (the "Revitalization Plan"). We also exceeded our loan target for small and medium-sized enterprises—a ¥3.1 billion increase—with an actual increase of ¥41.8 billion in fiscal 2002.

The capital adequacy ratio stood at 20.10% in fiscal 2002, up from 17.04% at the end of fiscal 2001.

Dramatic Fall in Non-Performing Loans

In fiscal 2002, we continued to focus on improving our asset quality, and the results were exciting. We managed to dramatically reduce the level of non-performing loans held by the Bank. As other financial institutions continue to struggle in taking tough steps in this area, Shinsei has largely put this issue behind it. At the end of the fiscal year, non-performing loans amounted to ¥233.2 billion, or 5.7% of total credit, down ¥880.4 billion from the end of the previous fiscal year. This achievement is even more impressive when you consider that we began operations three years ago with ¥1,864.7 billion in non-performing loans. This amounts to an impressive 87.5% reduction over the past three years. Our current level of loan reserve provisions is adequate and sufficient, and we believe that the impact of future credit cost is minimal.

"We managed to dramatically reduce the level of non-performing loans held by the Bank."

Improving asset quality was the first strategic priority for Shinsei. Our success gives clear evidence that Shinsei has the mix of skills and tenacity to deliver on our strategy. Internally, the rigor with which we dealt with this issue will be an important touchstone as we move forward to the next level of Shinsei Bank's development.

Shinsei's Creative Approach: Banking Solutions and Services

One of Shinsei's unique qualities is our commitment to deliver superior financial solutions geared to the specific needs and challenges faced by our institutional and retail banking customers. Creativity, innovation and an ability to bring new ideas to the Japanese banking sector are crucial to moving Shinsei beyond commercial lending into more rewarding advisory areas, where higher-margin fee and commission income play a larger part. In fiscal 2002, the new entrepreneurial spirit at Shinsei resulted in continued improvement in the mix and quality of our business and income. Non-interest income accounted for roughly 40% of consolidated total revenue, up from 30% last year.

On the institutional side of our business, the restructuring of the institutional banking area we began last year resulted in a much more effective organization. By merging the institutional product and relationship groups, we are able to present the customer with a single, unified offering, delivering the full range of the Bank's skills and services. We furthered this process by creating new joint leadership in this area so information and skills can flow seamlessly through our institutional business. This streamlining process has made our relationship management process better—resulting in stronger and more consistent lead generation and additional flows of income-generating transactions. To further strengthen our solutions and services, such as securitization, mergers and acquisitions (M&A), non-recourse lending and credit trading, Shinsei will add on non-bank and corporate rehabilitation offerings.

"Creativity, innovation, and an ability to bring new ideas to the Japanese banking sector are crucial."

As mentioned above, we have markedly reduced the level of non-performing loans at Shinsei, and we are now moving to leverage the skills we learned in doing so to create a specialized restructuring advisory group, the Corporate Business Solution Sub-Group, in March 2003. The demand for such restructuring services in Japan is strong, and we are taking the people and processes that paced our internal success and putting them at the service of businesses that need to re-orient and re-emerge from difficult business situations. As Japan proceeds through the difficult structural reforms necessary for its future, I expect this group to play a leading role in our institutional offerings.

In the retail banking segment of our business, Shinsei again moved forward strongly in fiscal 2002. Retail customers like our better, more flexible approach to their banking needs, and have decided in record numbers to bank with Shinsei. The Shinsei *PowerFlex* account continues to be our most popular retail banking offering, allowing customers to manage their money, investments, loan balances, credit cards and a host of other services in one convenient account. The number of *PowerFlex* accounts surpassed 370,000 at the end of June 2003, representing more than ¥1.4 trillion, a powerful testament to our commitment to Japanese retail banking customers.

We know that success in retail banking will provide Shinsei with a stable and steady revenue and income stream. We intend to go even further in attracting and keeping the most desirable retail customers. Our retail customers already have lots of choices in how they bank: at any hour either online or through Shinsei's network of automatic teller machines (ATMs), and at Shinsei Financial Centers with longer business hours. Thanks to our advanced and cost effective information technology (IT) platform, our retail customers are offered many services free of charge.

Focused on Efficient and Sustainable Performance

To achieve what we have in such a short time has required each of our employees to bring extraordinary focus to their tasks. This focus has enabled us to improve the soundness of the Bank in record time, and has allowed us to put in place a structure strong enough to ensure sustainable future performance.

Risk management and pricing remain a daily and exacting priority for Shinsei Bank. The continuous improvement of our management information system (MIS) and risk management system and adherence to our pricing guideline remain a priority.

Technology has played a powerful role in helping us reach our goals. In a very short time and in the most cost effective way, we revamped our entire IT system to be flexible and scalable. This has enabled Shinsei to construct better internal controls and implement more efficient ways of meeting the needs of its retail and institutional customers. Throughout Shinsei, we are now operating on an advanced IT platform that standardizes practices, improves the utilization of resources at all levels of the organization and gives us a clear competitive advantage.

A Platform For The Future: Delivering Better Banking

Today, Shinsei is a completely different bank from when it began. That it is a stronger and better performing organization is obvious. We now have surpassed many of the other Japanese banks in terms of financial health and return measurements.

"We are committed to being a transparent organization focused on sustainable, long-term profitability."

Looking ahead, I expect our future success will largely be based on the same attributes that have brought us this far, this fast: Strength in financial terms and in the commitment to deliver on our strategy. Creativity in bringing new concepts and ideas to retail and institutional customers. And a singular focus on our unique skills and values.

We are committed to being a transparent organization focused on sustainable, long-term profitability. Through this commitment, we will enhance our credit ratings and position Shinsei for success as a publicly held company.

August 2003



Masamoto Yashiro
Chairman, President and CEO

Q&A with Shinsei Bank's CEO

Q Last year you introduced the concept of Better Banking. Can you give us an update on this policy?

A Better Banking means Shinsei wants to be a bank that is one step ahead of the competition by always being the first bank to offer better products and services to accommodate customers' needs without being constrained by traditional financial practices and frameworks. This is what we have been working toward for the past three years.

Shinsei has specifically focused on two strategies: the first is to significantly reduce non-performing loans and the second is to implement a business model to expand and strengthen the investment banking and retail banking businesses. We have concentrated our management resources in these areas, and all officers and employees have worked together under the leadership of the management team to achieve these goals.

In the three years since the launch of our new bank, Shinsei has cleaned up its balance sheet, transformed its asset portfolio to one emphasizing risk-adjusted return and achieved a very strong financial position. We have also successfully launched new businesses, diversified our sources of revenue and improved profit generation. We believe our strong capital base will enable us to increase assets going forward.

Customers' needs are constantly changing and becoming increasingly diversified. We need to be more creative to meet such needs. Amid the prolonged economic recession in Japan, corporate customers are required to urgently strengthen their financial situation through the reduction of debt and by other measures, as well as enhance their strategically important business areas through, for example, business tie-ups, mergers and the disposal of low-return business and assets. Retail customers are seeking low fees and a high level of convenience in basic transactions, while demand for attractive investment products is increasingly growing in the low interest rate environment.

Shinsei will offer creative products and services to respond to such needs.

Q Outstanding loans decreased substantially. How are you going to develop your corporate banking business in the future?

A Shinsei's outstanding loans certainly decreased, reflecting our efforts to dispose of non-performing loans. Transactions with corporate customers are not limited to loans, however. Many Japanese companies now need to restructure their businesses to strengthen their financials and improve profitability. They require expert advice and various financial products to support their restructuring efforts. Companies face very diverse management tasks, such as the need to sell low-return assets or withdraw from businesses that do not have future growth potential and to concentrate management resources on existing competitive businesses or promising new businesses.

Shinsei will meet the needs of our corporate customer management teams through various services, such as securitization, M&A, non-recourse finance and credit trading. We will leverage the relationships we have built with corporate customers in the past, as well as our financial product capability, which has been enhanced through the active recruitment of outside



specialists. Lending remains an important solution for the funding needs of customers. We want to increase our loans, together with other assets, while securing an appropriate level of risk-adjusted return.

Q ***Shinsei is offering free ATM and Internet banking services. What makes these services possible?***

A Surveys of Japanese consumers show that they are dissatisfied with banking services in Japan. Shinsei believes that banks, just like other service industries, should always endeavor to offer products and services from the customer's viewpoint. We made basic banking services, such as the use of ATMs and online fund transfers using the Internet, free of charge. Shinsei is the first bank to offer such services in Japan.

Our comprehensive *PowerFlex* account gives customers the flexibility of banking 24 hours a day, seven days a week using a variety of channels, such as the Internet, call centers and the ATM network.

Shinsei is constructing a low-cost operational structure based on the use of advanced IT to offer such products and services. For example, we developed systems to support our business at a low cost in a short period of time by adopting an advanced, modular approach that is not bound by the traditional practices of financial institutions. Furthermore, we are striving to improve efficiency and reduce operating costs by reviewing and adjusting operational processes and reducing branch costs by refurbishing and relocating existing branches. Our customers are enjoying the benefits of this improved efficiency in our operations.

The Shinsei Bank Management Team

As of July 1, 2003

Board of Directors and Statutory Auditors

Chairman and President	Masamoto Yashiro	
Senior Managing Director	Hidebumi Mori	
Senior Managing Director	Teruaki Yamamoto	
Director	Tadashi Ishikuro	
Director	Timothy C. Collins	CEO, Ripplewood Holdings, LLC
Director	J. Christopher Flowers	Vice Chairman, The Enstar Group, Inc.
Director	Akira Aoki	Counselor, Japan Securities Finance Co., Ltd.
Director	Takashi Imai	Senior Advisor, Honorary Chairman, Nippon Steel Corporation
Director	Minoru Makihara	Chairman, Mitsubishi Corporation
Director	Nobuaki Ogawa	Lawyer
Director	Michael J. Boskin	Professor, Stanford University
Director	Emilio Botín	Chairman, Banco Santander Central Hispano SA
Director	Donald B. Marron	Chairman, UBS America
Director	Martin G. McGuinn	Chairman and CEO, Mellon Financial Corporation
Director	David Rockefeller	
Standing Statutory Auditor	Koji Saito	
Statutory Auditor	Akira Sudo	Certified Public Accountant
Statutory Auditor	Makiko Yasuda	Lawyer



Masamoto Yashiro
Chairman, President and CEO



Tadashi Ishikuro
Director, Corporate Banking Business Sub-Group



Hidebumi Mori
Senior Managing Director



K. Sajeeve Thomas
Retail Banking Group



Teruaki Yamamoto
Senior Managing Director, Institutional Banking Group



John E. Mack
Chief Financial Officer

Senior Advisors

Senior Advisor	Paul A. Volcker	
Senior Advisor	Vernon E. Jordan, Jr.	Senior Managing Director, Lazard Frères & Co. LLC
Senior Advisor	John S. Reed	

Corporate Executive Officers

CEO	Masamoto Yashiro
Senior Managing Director	Hidebumi Mori
Senior Managing Director, Institutional Banking Group	Teruaki Yamamoto
Director, Corporate Banking Business Sub-Group	Tadashi Ishikuro
Retail Banking Group	K. Sajeeve Thomas
Chief Financial Officer	John E. Mack
Banking Infrastructure Group	Dhananjaya Dvivedi
Risk Management Group	Janak Raj
Relationship Group	Koichiro Nakaya
Corporate Business Solution Sub-Group	Junzo Tomii
Financial Institutions Business Sub-Group	Masazumi Kato
Retail Sales Sub-Group	Satoru Katayama



Dhananjaya Dvivedi
Banking Infrastructure Group



Junzo Tomii
Corporate Business Solution Sub-Group



Janak Raj
Risk Management Group



Masazumi Kato
Financial Institutions Business Sub-Group



Koichiro Nakaya
Relationship Group



Satoru Katayama
Retail Sales Sub-Group

Better Banking

Strong financial performance

Focused management strategy

Creative approach: banking

Awards:
Best Local Bank in Japan 2003 — *FinanceAsia*
Bank of the Year 2003 — *The Banker*





Our efforts resulted in being first to market with innovative and tailored solutions for institutional customers

Better Banking for commuters —
The Keikyu train line has Shinsei Bank ATMs right on the platform

Throughout Japan

solutions and services



24/7 call center with an IP communications network — Among Japanese banks, available only at Shinsei


SHINSEI BANK

Transactions while enjoying specialty coffee: Nine Shinsei Financial Centers are located next to Starbucks coffee stores

Institutional Banking Group: Focusing Our Strengths to Create Better Banking

"The Institutional Banking Group has leveraged Shinsei Bank's strongest assets—our people, our customers and our knowledge—to create a diverse range of solutions to meet the challenges facing our corporate and financial institution customers, as well as to help make Shinsei Bank one of Japan's healthiest banks."



Teruaki Yamamoto
Senior Managing Director,
Institutional Banking Group



Clark Graninger
Institutional Banking Group

Consolidated Total Revenue and Non-Interest Income


(Billions of yen)
(%)
160
120
80
40
0
40
30
20
10
0
101.9
119.8
107.7
16.0
31.3
41.6
3/2001
3/2002
3/2003
Total revenue
Non-interest income
Non-interest income as a percentage of total revenue

Building a Stronger Bank

One of Shinsei's key strategies during our first three years of operations has been to diversify our income sources to produce stronger, more stable revenue streams. We have created a new business model that included establishing investment banking businesses, which, in turn, generate fees, commissions and other non-interest income to complement the interest income earned from lending. These new businesses include securitization, M&A, credit trading, private equity, leveraged and acquisition finance and non-recourse lending, many of which are new to the traditional Japanese banking industry, and all with good growth potential.

To build this area quickly, we recruited skilled and experienced professionals from outside the Bank, retrained existing staff and effectively leveraged our substantial institutional customer base. In January 2002, we combined the relationship management and product groups, creating a unified, powerful banking team that quickly provides sophisticated financial solutions to our institutional customers' challenging funding and business restructuring needs.

These efforts significantly contributed to the Bank's ability to increase non-interest income to approximately 40% of total revenue in fiscal 2002, exceeding our goal of 30% of total revenue within three years of the start of operations.

Focusing on Our Customers' Needs

When we established the Institutional Banking Group, our primary focus was on creating innovative and tailored solutions to meet our customers' business and balance sheet needs. Reorganized by industry, relationship managers work with their customers to analyze their business and management strategies, as well as the trends in their specific industries. With a clear understanding of their needs, potential solutions that address the particular challenges of the customer are developed in cooperation with the product teams.

An example of just how this teamwork benefits our customers is the purchase of housing loans from Fukushima Bank, Ltd. The securitization group and Shinsei Trust & Banking Co., Ltd., worked in conjunction with the Financial Institutions Business Sub-Group to help Fukushima Bank diversify its funding. In what promises to be a powerful tool for regional banks, Shinsei purchased ¥20 billion worth of housing loans from Fukushima Bank with the intention of securitizing the assets with other financial institutions' loans and marketing them to investors as geographically diversified, highly rated securities.

Creating Expertise through Alliances and Acquisitions

Sometimes, the fastest and best way to meet our customers' needs has been to team up with or acquire companies with the necessary skills and expertise. In fiscal 2002, we entered numerous tie-ups and cooperative relationships with companies in the non-banking, reinsurance and asset management sectors, dramatically improving our ability to provide solutions.

As part of our initiative to provide financing to small and medium-sized enterprises (SMEs), we tapped into the expertise of leading Japanese market players. We launched a joint venture with NISSIN CO., LTD., and entered into a partnership with SHINKI Co., Ltd. We also helped non-bank lending institutions EQUION COMPANY, LIMITED, and APOLLO FINANCE CO., LTD., quickly complete their restructuring processes and incorporated them into our Group.

In partnership with Bermuda-based reinsurance runoff management expert Castlewood Holdings Limited, we jointly purchased The Toa-Re Insurance Company (U.K.) Limited, the U.K. subsidiary of The Toa Reinsurance Company, Limited. By acquiring and managing Toa-Re U.K. with Castlewood Holdings, Shinsei broadened the range of solutions in this area available to Japanese financial institutions with overseas operations.

Business partnerships played a key role in Shinsei's asset management activities. The Bank entered into exclusive distribution agreements with Ramius Capital Group, LLC, and Investor Select Advisors Limited. We also successfully launched three funds by BlueBay Asset Management Limited, our affiliated European bond manager.

Building on Our Strengths

In fiscal 2002, the Institutional Banking Group continued to actively provide and improve on our top quality M&A advisory, credit trading, securitization, project finance, leveraged finance, and non-recourse and conventional lending services. Backed by our strong balance sheet, we were able to focus on creating new solutions to customers' unique financial challenges. These efforts resulted in Shinsei Bank being first to market with numerous products and services in these areas.

Structure of the Multi-Asset Program (MAP)


Original real estate holder (originator)
❸ Senior beneficial interests
Proceeds
MAP private special purpose company
Senior beneficial interests
Non-recourse loan
Shinsei Bank
❶ Senior/subordinate beneficial interests
Trust agreement
Proceeds
❷ Subordinate beneficial interests
❹
❺ Administration
Ground Financial Advisory Co., Ltd. (GFA)
Trust bank
Investor

❶ The original real estate holder (institutional or individual) entrusts real estate assets to the trust bank in return for senior or subordinate beneficial interests.
❷ In the case of the investor purchasing real estate from the originator, the investor receives subordinate beneficial interests.
❸ The MAP private special purpose company (a special purpose company the equity interests of which are held by an intermediary company and which is bankruptcy remote) purchases the senior beneficial interests from the originator. MAP is able to purchase multiple customers' senior beneficial interests.
❹ Shinsei Bank provides non-recourse loans to the MAP private special purpose company and receives pledges of the senior and subordinate beneficial interests as collateral.
❺ GFA acts as an advisor to investors on documentation and performs administrative and accounting work for MAP.

In an effort to make non-recourse lending affordable for SMEs, we introduced the Multi-Asset Program (MAP), a non-recourse loan conduit program. By providing non-recourse loans through a single special purpose company, MAP reduces the costs of funding, making it accessible to small and medium-sized properties.

In January 2003, Shinsei became the first Japanese bank to securitize non-performing loans (NPLs). Corporate loans that the Bank purchased from domestic financial institutions and other organizations were pooled and issued as bonds through Shinsei Multi Asset Recovery Transaction Co., Ltd. (SMART), in a domestic private placement. Not only was this a first for the market, it also created an effective way for Japanese financial institutions to dispose of their NPLs.

In February 2003, we arranged Japan's first multi-asset, residential mortgage-backed securities using housing loan receivables obtained from more than one originator. The deal, called "Hydra," allowed us to use assets that are more diverse in terms of geography and debtor attributes and expected to generate more stable cash flows. This program also enabled us to securitize assets that were difficult to securitize on their own in the past.

Private Equity Fund

Raffia Capital, a private equity fund established in July 2002 between Shinsei Bank and ITOCHU Corporation, completed a successful management buy-out of ROKI TECHNO Co., Ltd., a manufacturer of industrial filters, in March 2003.

Our affiliates also played an important role in a successful fiscal 2002. Both Shinsei Securities Co., Ltd., and Shinsei Trust continued to deepen their presence in the market, offering high-value-added services covering a range of specialized financial products. In addition, Fitch Ratings awarded Shinsei Servicing Company Japan's first RPS3+(JPN) rating for a residential mortgage primary servicer, as well as a CSS3+(JPN) rating as a commercial mortgage special servicer. Building on our current asset management business, in April 2003, Shinsei established Shinsei Investment Management Co., Ltd. (SIM), a wholly owned subsidiary that will independently develop investment products.

In addition to providing innovative solutions to our customers, our institutional banking activities helped strengthen Shinsei Bank's capital base. Going forward, the Institutional Banking Group plans to leverage that strong capital base to increase the Bank's assets, using our highly developed analytical capabilities to make sure those assets are appropriately priced to reflect risk.

Shinsei Securities

Since commencing operations in May 2001, Shinsei Securities has produced strong results by focusing on the sale of securitization products and structured notes to institutional investors. In fiscal 2002, less than two years since its inception, Shinsei Securities posted its first annual profit.

Shinsei Trust

Shinsei Trust provides a range of trust services for financial products, including asset-backed securitization (ABS) and mortgage-backed securitization (MBS). Under its business realignment plan, which was implemented in December 2001, Shinsei Trust has delivered steady results, posting record income before income taxes in fiscal 2002.

Focusing on the Needs of Today's Japan

In Japan's current economic environment, Shinsei has targeted two key areas where our expertise and capital can be put to good use for our customers: corporate revitalization and non-banking business.

Corporate Revitalization

For Japan's economy to recover, it is imperative that companies rigorously implement restructuring measures, including reviewing their business strategies and improving their asset quality. Shinsei is leveraging our knowledge in such areas as M&A, asset securitization and other advisory services to assist customers in their successful corporate revitalization efforts.

In addition, in March 2003, the Institutional Banking Group's Corporate Business Strategy Sub-Group, which was instrumental in cleaning up Shinsei's own balance sheet, was relaunched as the Corporate Business Solution Sub-Group. This group's new mission is to utilize its know-how gained from hands-on experience to help customers dispose of non-performing loans and improve corporate management so they can recapture their profit-generating capabilities and competitiveness. This is being done through such measures as balance sheet strengthening, business divestiture, acquisition of companies and disposal of non-performing assets.

Corporate Revitalization—Mitsui Norin Case Study

Mitsui Norin Co., Ltd., a food company with lumber and real estate investment operations, was struggling to restructure its entire corporate strategy, given the debt burden created by past real estate investment. Shinsei proposed a corporate restructuring plan to Mitsui Norin that focused on strengthening its core food business with financial assistance, including debt forgiveness and a debt-for-equity swap. The plan was well received by Mitsui Norin's creditors, shareholders and management, and now the firm is advancing its restructuring process, supported by Shinsei.

Non-Banking Business

Shinsei believes the non-banking financial sector in Japan has high growth potential and adequate risk-adjusted return. As a result, in fiscal 2002, Shinsei made a concerted effort to increase our presence in this area.

We established Shinsei Business Finance Co., Ltd., a joint venture between Shinsei Bank and veteran SME lender NISSIN, in November 2002. The joint venture leverages Shinsei's corporate analysis capabilities and NISSIN's deep knowledge of the market to create and provide products to meet SME funding needs overlooked by traditional financial services.

Our two new group companies, EQUION and APOLLO FINANCE, grant loans secured through real estate to SMEs and individual customers, respectively.

In March 2002, Shinsei also entered into a business alliance with SHINKI, which primarily offers loans to individuals and SMEs. Shinsei supports SHINKI in fundraising; in July 2002, we arranged an issuance of asset-backed securities using loan receivables from SHINKI.

Creating Future Value—The Key to Better Banking

In providing solutions to our customers' financing needs, the Institutional Banking Group continuously strives to find new ways to add value. Leveraging our know-how, strong balance sheet, deep market knowledge and years of experience, we stay on top of market change, aiming to create trends, rather than follow them. That is the key to Better Banking.

Retail Banking Group: Better Banking for Our Retail Customers

"Our creative products and services for retail customers are made possible by attention to our customers' needs, the introduction of advanced computer systems, and rigorous cost reduction efforts. We believe that we can achieve high levels of customer satisfaction by offering services that our customers really need."



K. Sajeeve Thomas
Retail Banking Group



Satoru Katayama
Retail Sales Sub-Group

Retail Banking Group

In June 2001, Shinsei Bank launched its new retail banking business to provide world-class retail banking services. Since then, we have implemented various innovative strategies to offer Better Banking.

The Retail Banking Group will contribute to Shinsei's overall business through profitability and stable fundraising. By offering value-added products and services, retail banking will enhance Shinsei's presence and expand its business with existing customers.

Number of *PowerFlex* Accounts and Balance of Assets under Management


(Billions of yen)
(Thousands of accounts)
1,600
1,200
800
400
0
400
300
200
100
0
372
247
172
1,482.1
1,233.6
772.0
204.4
72.3
6/2001 12/2001 6/2002 12/2002 6/2003
Assets under management
Number of accounts

Unique Products and Services

Shinsei understands customers' needs. Through the Bank's flexible approach, unconstrained by conventional financial institution thinking, Shinsei is able to provide unique products and services to meet customers' needs.

Our comprehensive *PowerFlex* account, through which customers entrust Shinsei with their assets, provides the maximum benefit of Shinsei's array of products and services from a single source. Since the launch of *PowerFlex* in June 2001, features such as free-of-charge ATM services have resulted in more than 370,000 accounts being opened, representing more than ¥1,480 billion of assets under management.

Comprehensive *PowerFlex* Account

The comprehensive *PowerFlex* account gives customers the maximum access to Shinsei's array of products and services from a single source. The greatest advantage is that customers can conduct transactions any time they wish by ATM, Shinsei *PowerCall* (telephone banking) or Shinsei *PowerDirect* (Internet banking) 24 hours a day, seven days a week. Furthermore, remittance through the Internet is free of charge, as are ATM services. Even when accessing their account from the ATM of another bank, Shinsei customers are fully reimbursed for fees paid. Customers can make foreign currency deposit transactions at almost real-time exchange rates. We offer additional unique services, including issuing cash cards on the spot to customers who open new accounts.

***PowerSmart* Housing Loans**

PowerSmart housing loans, launched by Shinsei in February 2002, are an entirely new type of housing loan, offering borrowers the option to prepay at no cost. *PowerSmart* housing loans are our response to customers' demands for a shorter repayment period and a lower interest amount.

We have strengthened other products and services, such as *PowerSmart* housing loans, a new type of housing loan, and the *Shinsei American Express Card* through an agreement with American Express International, Inc. (Japan). Furthermore, the Wealth Management Division, specializing in providing Shinsei's high net worth customers with advanced consultancy services and asset management expertise, offers financial products and investment management solutions, such as privately placed investment trusts and inheritance planning consulting.

Expansion of Branches and Infrastructure

In the two years since the launch of the new retail banking business, Shinsei has developed Shinsei Financial Centers (SFCs), which reinvent the image of conventional teller counters. We have opened five new branches as well as refurbished existing branches.

SFCs are typically open until 7:00 p.m. on weekdays to accommodate customers who are unable to visit our branches during normal office hours. Furthermore, opening hours are flexibly adjusted to suit the branch location. For example, LaLaport SFC, an in-store branch in a commercial establishment, is open from 10:00 a.m. to 8:00 p.m., 364 days a year (closed New Year's Day).

Shinsei has also implemented innovative projects previously unavailable at conventional Japanese banks. For example, customers can enjoy a broadband Internet service at Yahoo! Cafe on the first floor of our Head Office, and Starbucks has located a number of coffee shops next to Shinsei branches (nine shops as of June 2003). Thanks to these unique efforts, Shinsei has taken the lead with its branch network, and as a bank with an appropriate image for attractive locations, has been invited to open SFCs in many commercial zones and large-scale redevelopment areas, such as Tokyo's Roppongi Hills and Shiodome SIO-SITE.



Shinsei Financial Centers

Shinsei has created a comfortable environment for customers, making our SFCs a showcase for banking. Customers can carry out their business quickly or spend additional time consulting one of our investment management specialists.

(Picture: Roppongi Hills SFC)

Shinsei focuses on customer convenience. In addition to installing our own ATMs, we have actively formed partnerships with other financial institutions. We have already built a convenient ATM network, and our customers can withdraw cash at no charge from as many as 60,000 ATMs of IY Bank, Co., Ltd., the Post Office and other partner financial institutions. Shinsei has also formed a partnership with Keihin Electric Express Railway Co., Ltd., and, since March 2002, we have operated the Keikyu Station Bank ATM service in Keihin Kyuko train stations. Customer response to this initiative has been very positive. Customers can withdraw cash from our ATMs free of charge, even if the cash card used is our partner's.

Shinsei has also focused on enhancing additional banking channels. A wide variety of transactions, including the purchase of products, is available 24 hours a day, seven days a week through Shinsei *PowerCall* or Shinsei *PowerDirect*, and usage has been increasing rapidly.

Access to Shinsei's Retail Banking Services


(Thousands)
6,000
4,500
3,000
1,500
0
5,670
3,840
590
1,230
4,070
2,720
540
810
2,150
1,310
450
380
660
300
130
220
Fiscal 2001 1st half
Fiscal 2001 2nd half
Fiscal 2002 1st half
Fiscal 2002 2nd half
Via web site
Via call center
Via Financial Centers and ATMs

Public Recognition of the Shinsei Brand


(%)
100
75
50
25
0
83.9%
11/2001
6/2002
12/2002
4/2003

(Source: Shinsei Bank)

Marketing Efforts

Shinsei believes it is important to establish a widely recognized and stable brand. For this reason, we are aggressively advertising, as well as conducting marketing promotions, market research and media relations initiatives to develop new services and products. We effectively use various media channels to disseminate information in a timely manner.

This marketing contributes significantly to enhancing Shinsei's recognition and brand image and to the expansion of our customer base.

June 2003 Issue of *Nikkei Money* Magazine

In a special feature titled "Ranking by Readers and Professionals: Really Useful Banks," Shinsei was ranked No. 1 in the categories "the bank readers want to have transactions with in the future" and "most comprehensive settlement service."

Efficient Management and Strategic Investment

Shinsei makes it possible to provide the numerous original services our customers enjoy, including free ATM services, by developing advanced systems and pursuing efficiency in branch and operational processes. In the area of computer systems, we have introduced new technology and dramatically reduced IT costs.

As a result of the upgrade of SFCs, we have downsized our operational space, expanded space available to customers and significantly reduced costs. To improve efficiency, administrative operations traditionally handled at each branch have been centralized. Furthermore, we reviewed existing branch locations and by May 2003 had relocated eight branches, improving our cost structure and customer traffic.

While emphasizing efficiency, Shinsei has opened branches in high-traffic commercial areas, including LaLaport (Funabashi, Chiba Prefecture), Shiodome SIO-SITE (Minato-ku, Tokyo), Roppongi Hills (Minato-ku, Tokyo) and Futakotamagawa (Setagaya-ku, Tokyo). We strictly apply a clear set of standards when investing our management resources.

Customers Come First: Building a Reliable Bank

Since the launch of its new retail banking business, Shinsei has steadily increased assets deposited by retail customers, particularly *PowerFlex* customers, thanks to the wider range of choices now offered.

Shinsei constantly endeavors to offer high-quality services and products ahead of its peers at a lower cost, and also to maintain a sound financial position and stable long-term profitability. Our goal: to be a reliable, user-friendly bank, "the bank of choice."

Operational Support and Technology

"Solid IT infrastructure and innovative IT strategies at the cutting edge of financial institution thinking are essential for meeting the ever-growing demands of our customers for new financial products and services. The Banking Infrastructure Group is dedicated to assisting Shinsei Bank by developing information systems that are capable of supporting our retail and institutional banking businesses while we improve operational efficiencies and our cost structure."



Dhananjaya Dvivedi
Banking Infrastructure Group

A Crucial Part of Shinsei's Success

Since its founding three years ago, Shinsei Bank has made great strides in both institutional and retail banking as a result of its innovative strategies. The work of the operational support and technology team has played a key role in this success. The robust and flexible technology platform we have in place has enabled Shinsei Bank to offer *PowerFlex*, a comprehensive, 24/7 retail product, across multiple channels. This technology, coupled with systems for risk management and our securitization business, has driven growth in the investment banking business and in the Institutional Banking Group as a whole.

Transforming Shinsei's IT Platform: The Building Blocks

The key objective of the operational support and technology team is to provide the Bank with the state-of-the-art technology to ensure maximum flexibility and cost efficiency of operations, and thus help Shinsei effectively compete in the Japanese financial services industry and increase its competitive advantage.

The cornerstone of our success has been our ability to effectively work with "sub-assemblies" of hardware and software. Similar to architectural building blocks, which can be used to create a variety of structures, the operational support and technology team uses individual pieces of off-the-shelf hardware and software to create the complex applications needed by the Bank. Using this method, we are able to construct a comprehensive system combining hardware and software like building blocks, instead of developing a proprietary system from scratch. This modular approach also allows us to develop systems that address a variety of needs at a lower cost and in a shorter period of time. A system constructed using this method is more flexible and simpler to adjust to meet customers' changing needs. The positive results of our efforts can already be seen.

Shinsei's IT Approach: Case Studies

Digital Image Processing Improving Efficiency

Our solution for handling paper documents at our retail business is one example of our IT approach. Our system digitizes each document as it is received so the appropriate department can view and respond to it at any location. Progress is also more clearly tracked within the system. Unlike paper documents, digital documents can easily be shared across departments and regions, allowing the creation of virtual teams for managing projects. This improves efficiency and reduces error rates.

Integrated Network Using State-of-the-Art Technology

Another example of how we leverage this process is with the communication networks that connect the entire Bank. Typically, organizations have multiple networks designed for voice, data and video. Multiple networks means higher operating costs and reduced flexibility. At Shinsei, we use one, unified network that carries both voice and data, reducing total cost.

This unified network allows us to offer advanced functionality and increased productivity across our businesses. By leveraging this unified data and voice network, we have created a virtual call center for our retail bank and rolled out a unified messaging system for all employees, combining e-mail, voicemail and fax.



Virtual Call Center

Traditionally, call center operations require a central location. At our virtual call center, operators based at multiple locations respond to customer inquiries using Internet Protocol (IP) telephones as if they were all in one place. This allows the Bank to efficiently deploy personnel and resources according to the volume of calls without geographical constraints.

Low-Cost, High-Capacity Interoffice Network

Shinsei Bank actively utilizes the Internet as an efficient, low-cost communications network. Internet connections link our business offices, such as the Head Office and the branches, enabling rapid, high-volume communications at a low cost. Whenever new branches are opened, existing branches relocated or new ATMs installed, Shinsei can quickly and efficiently adjust our infrastructure. The adoption of such technology has considerably reduced network operation costs, improved our response time and allowed us to improve our service offerings.

Management Information System Optimized for Customer Needs

The operational support and technology team has also significantly improved the efficiency and accuracy of management decision making and internal processes, specifically in the areas of balance sheet management and the measurement and monitoring of business performance indicators, such as revenue, profitability and customer data. Shinsei is now able to close its books every month, rather than once every six months, and is able to measure the performance of new products and services in a matter of days. This allows us to adjust and optimize our offerings to respond to customer feedback, making Shinsei Bank an extremely flexible organization.

Delivery: A Key Advantage

One of the strengths of Shinsei Bank is delivery. We have the ability to increase or decrease capacity on demand. Shinsei can now pull together working groups with special skills to work on projects, without regard to the physical location of the people or problem. The objective is to create the most appropriate team to address the needs of the project, using technology as an enabler. The systems Shinsei has in place make this possible and ensure we have the right people working toward the right goals.

Enhancing Shinsei's Transparency and Management

To ensure the delivery of consistent, long-term profit growth, Shinsei Bank has established a highly transparent management organization, set up rigorous internal audit systems, enhanced compliance and risk management procedures and developed strong human resources capabilities.

Corporate Governance

Shinsei Bank continues to strengthen its corporate governance on the basis of four key principles: (1) the adoption of transparent management decision-making policies; (2) the enhancement of the decision-making and review functions of the Board of Directors; (3) the refinement of the role of the Bank's statutory auditors; and (4) the increased disclosure of corporate information.

Business Management

In conjunction with the appointment of the new management team in March 2000, the Bank introduced an executive officer and line-management approach that clearly separated daily business execution from Board-level strategic decision making. We have also sought talent from many sources, and of the 12 corporate executive officers, as of July 1, 2003, four are from outside Japan.

Important management issues are brought for discussion and consideration to the Management Committee, which serves as the executive arm of the CEO.

Committees are delivering more effective management

With the Bank specializing and expanding its offerings, it has established cross-departmental committees to assist senior management. Our primary committees include:

- ALM Committee
- Risk/Investment Committee
- Credit Committee
- Compliance Committee
- New Business/Product Committee
- SME Loan Committee

Supervisory Responsibilities

The primary functions of the Board of Directors are to make decisions authorized by the shareholders on long-term management strategy, maximize shareholder returns and evaluate and supervise management's business execution. As of July 1, 2003, Shinsei's Board of Directors comprises 11 independent, or non-executive, members with extensive business and financial experience, and four members who occupy full-time executive positions with the Bank.

Expanded Bank Oversight

To increase management oversight beyond that provided by the Board of Statutory Auditors, the Bank has established a separate body, the Audit Committee, which comprises all three statutory auditors, including a legal representative and a certified public accountant, and two independent directors. The Audit Committee approves in advance all financial transactions that concern major shareholders and may materially affect the Bank's management policy. This review and approval process acts as a further check of such transactions and ensures the Bank's independence and separation from major shareholders in business decisions and risks.

The Nomination and Compensation Committee, more than half of whose members are independent directors, reports to the Board of Directors. This committee ensures the transparency of the director nomination process, and is responsible for the performance evaluation and remuneration of directors and corporate executive officers.

Senior Advisory Roles

To obtain strategic advice regarding overall management, the Bank implemented a senior advisor system in March 2000. As of July 1, 2003, Paul A. Volcker, former chairman of the U.S. Federal Reserve Board of Governors, Vernon E. Jordan, Jr., senior managing director of Lazard Frères & Co. LLC, and John S. Reed, former chairman of Citigroup Inc., presently serve in these capacities.

Internal Audit Structure

While the Board of Directors supervises the execution of business from the perspective of the interests of shareholders, the Internal Audit Division has been established to perform internal audit procedures. The Internal Audit Division reports directly to the CEO, is mandated to report to the Audit Committee and is independent of the audited business units. This division covers all of Shinsei's organizations and business lines, as well as affiliates and outsourced businesses, except those not allowed by laws and regulations, and reports the audit results to the Audit Committee and the CEO.


Shareholders' Meeting
Monitoring Function
Evaluation and monitoring of the management team
Strengthening of the monitoring function for business management
Nomination and Compensation Committee
Board of Directors
Statutory Auditors
Board of Statutory Auditors
Audit Committee
Reporting
Business Management Function
CEO
Internal Audit Division
Management Committee
Comprises corporate executive officers/Decision-making body for the CEO
Auditing
Business Groups

Rigorous Compliance Systems

As regulated businesses, financial institutions must strictly comply with an extensive number of laws and regulations. Recognizing that the establishment of a rigorous compliance system is fundamental to effective management, Shinsei made the updating of its compliance monitoring capabilities a priority for fiscal 2002.

Compliance system improvements covered the Shinsei Bank Group as a whole, including subsidiaries established following the expansion of the Institutional Banking Group. The Legal and Compliance Division continuously monitors and strengthens the compliance system practices within the Group.

We are continuing to develop a comprehensive compliance system

Compliance activities at Shinsei are focused on the following three areas:

- Systematic and comprehensive rule structures, based on a Code of Ethics, Compliance Guidelines and a Compliance Manual.
- Enhancement of compliance procedures, including the establishment of the Compliance Committee with the CEO as the chairman, with a uniform control system administered by the Legal and Compliance Division and the officers in charge of compliance.
- Several layers of follow-up and monitoring, first at the division and branch levels, and second at the audit division level.

Asset Liability Management (ALM) System

To maximize our medium-to-long-term profitability, we have established an ALM Committee, chaired by the CEO, to set ALM policies and strive for the comprehensive strategic management of the assets and liabilities on our balance sheet. The ALM Committee also sets policy concerning market risk and risk limits both in the banking and trading accounts, as well as policy for managing liquidity risk.

Integrated Risk Management

Risks assumed by financial institutions include credit risk, market risk, operations risk, computer system risk and legal and compliance risks.

At Shinsei, risk management is pivotal to the provision of sound and profitable financial services. We have implemented a *Risk Management Policy* covering our entire operations. Risk is assessed at "the source of business," and risk levels are determined using both a macro approach (for capital and resource allocation and review) and a disciplined operating management framework (a progressively decentralized approval process). With the *Risk Management* Policy now in place, the restructuring of the various individual risk control policies and procedures is complete.

To comprehensively manage risk, it is essential to understand how risk affects the Bank as a whole and to quantify it as much as possible. The Risk Capital System is implemented to maintain the optimal balance between the Bank's financial strength and its ability to assume risk. This was achieved by monitoring the total volume of risk and the amount of capital allocated to each business.

At Shinsei, each business division executes risk controls in accordance with the policies established by the various risk control committees commissioned by management. The committees then report to the head of the Risk Management Group.



Board of Directors
Audit Committee
Board of Statutory Auditors
Self-assessment standards
Write-offs/reserves standards
Establishment of policy
Delegation of authority
CEO
Internal Audit Division
Auditing
Management Committee
Risk/Investment Committee
ALM Committee
Banking Infrastructure Group
System Risk
Operations Risk
Credit Committee
Market Risk Management Committee
Credit Assessment Division
Trading section
Markets Division
Legal and Compliance Division
Legal Risk
Monitoring
Reporting
Checking
Monitoring
Reporting
Credit auditing
Trading and Securities Operations Division
Business units
Assessment section
Risk Management Group
ALM
Liquidity Risk
Market Risk
Credit Risk
Operational Risk
New Business/Product Committee
Risk assessment of new businesses and products

Upgraded Management Information System

With the ever-increasing speed of the markets placing greater demands on financial institutions, the need for agile and informed management decisions has never been greater. Shinsei's MIS facilitates decision making and is continually being upgraded to more accurately measure the profitability of each group, division, branch and product, and to efficiently and effectively allocate management resources.

Given the increased importance of consolidated information, Shinsei prepares a preliminary consolidated month-end settlement of accounts within seven business days of the month close, ensuring better insight into business flows and closer collaboration among all divisions. The Bank is constructing a consolidated financial database to improve the timeliness and accuracy of information.

Strategic Personnel System

To create a more competitive corporate culture, and to attract and retain the best employees, we have adopted a personnel system that stresses three essential features: "performance-based compensation"; "decentralized staffing authority"; and "active lateral career recruitment."

Our approach stresses that employees will concentrate on specific business areas and become experts in their fields, which is a change from the rotation approach. To maximize resource allocation, we have delegated authority concerning the recruitment, management and training of employees to individual business groups. Our objective is to better match the level and allocation of human resources to the specific nature and needs of each business activity. To further enhance performance-based compensation, we have abolished the seniority system and revised the retirement benefit program. We are presently studying the use of incentive-based compensation systems, such as a stock option program, to enhance performance and profitability.

To further accelerate and improve the utilization of these systems, Shinsei has expanded the scope of employee training. In fiscal 2002, the Bank implemented specialized training for performance evaluators as well as training on the performance evaluation system itself, utilizing specially created electronic training.

To reduce start-up times for new businesses and to spur activity in priority business fields, Shinsei has been stepping up lateral career recruitment, primarily in the fields of financial engineering, risk control, IT and retail banking. Since the establishment of the new management team in March 2000, we have recruited approximately 660 mid-career employees, of which about 80 were non-Japanese. We have also actively sought new graduates, recruiting 63 in April 2001, 71 in April 2002 and 49 in April 2003.

In line with its focus on efficiency in this area, Shinsei is aggressively focused on containing personnel costs. We are outsourcing human resources and general service activities that can be better conducted by third parties and reviewing additional steps in this area to improve efficiency. We have also successively adopted a web-based attendance system and a performance evaluation system.

Summary of Events

2000	March	New bank launched
	April	Commencement of counter sales of investment trusts
	June	Name changed from The Long-Term Credit Bank of Japan, Limited, to Shinsei Bank, Limited
		Introduction of MIS
	July	Adoption of new human resources system
	October	Commencement of cooperation with the postal savings system (ATM networks and fund transfers)
2001	May	Commencement of operations by Shinsei Securities Co., Ltd.
	June	Start of new retail banking services
		Launch of *PowerFlex* comprehensive account, Internet banking, 24/7 ATM service
	August	Extension of retail branch business hours to 7:00 p.m.
	December	Commencement of ATM tie-up with IY Bank Co., Ltd.
		Opening of Roppongi and Meguro branches
		Collateralized loan obligation (CLO) program launched, ¥115 billion in securities issued
2002	January	Establishment of Institutional Banking Group
	February	Offering of *PowerSmart* housing loans
	March	Establishment of Wealth Management Division
		ATM tie-up with Keihin Electric Express Railway Co., Ltd.
	April	Establishment of Corporate Revitalization Team
	July	Opening of Hiroo Branch
	August	Business tie-up with Ramius Capital Group, LLC, to provide Ramius Capital's investment products exclusively in Japan
	September	Business tie-up with Investor Select Advisors (ISA), Limited and CDC IXIS Capital Markets (CDC ICM) to provide a Japanese fund of hedge funds
	October	Launch of annuities for individuals (four products provided by American Life Insurance Company and Hartford Life Insurance Company)
	November	Commencement of operations by Shinsei Business Finance Co., Ltd.
	December	Arrangement of first NPL securitization transaction by a Japanese bank (loans of initial face value of ¥253.6 billion securitized)
		Launch of new real estate non-recourse loan finance program enabling small-scale deals
2003	February	Arrangement of multi-asset housing loan securitization (loans purchased from several originators securitized)
	March	Establishment of Corporate Revitalization Division
		Launch of LaLaport Branch
		Acquisition of U.K. subsidiary of The Toa Reinsurance Company, Limited
	April	Commencement of operations by Shinsei Investment Management Co., Ltd.
	June	Launch of Futakotamagawa Branch

Financial Section

Shinsei Bank, Limited, and Subsidiaries

Contents

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with our consolidated and non-consolidated financial statements prepared in accordance with accounting principles and practices generally accepted in Japan ("Japanese GAAP") for banks, including the notes to those financial statements, included elsewhere in this annual report. Except as otherwise indicated, the financial information in the following discussion is based on our consolidated financial statements.

The discussion below contains forward-looking statements regarding the intent, belief or current expectations of management with respect to our financial condition and future results of operations. In many cases, but not all, we use such words as "anticipate," "believe," "estimate," "expect," "intend," "plan," "probability," "risk" and similar expressions in relation to us or our management to identify forward-looking statements. These statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those we currently anticipate or aim at. We do not intend to update these forward-looking statements.

In this section, except where the context indicates otherwise, "we" or "our" means Shinsei Bank, Limited and its subsidiaries and affiliates accounted for by the equity method, and "Shinsei" refers to Shinsei Bank alone.

Financial and operational data that are stated in multiples of ¥0.1 billion have been truncated. All percentages have been rounded to the nearest 0.1%.

"Fiscal 2002" refers to our fiscal year ended March 31, 2003, and other fiscal years are referred to similarly.

Overview

Shinsei was incorporated as The Long-Term Credit Bank of Japan, Ltd., or LTCB, on December 1, 1952, pursuant to the Long-Term Credit Bank Law. LTCB grew along with the rapid expansion of the Japanese economy in the post-war era and listed on the First Section of the Tokyo Stock Exchange and the First Section of the Osaka Securities Exchange in 1970. During the bubble economy of the late 1980's, LTCB and its subsidiaries lent heavily to borrowers such as real estate companies and non-bank financial institutions. The subsequent collapse of the bubble economy and the severe losses that ensued on those loans led LTCB to be delisted and temporarily nationalized in October 1998. The Japanese government transferred to the Resolution and Collection Corporation (the "RCC") assets that it deemed "inappropriate," given their poor asset quality, for LTCB to retain. Thereafter, the Deposit Insurance Corporation of Japan (the "DIC"), owner of LTCB's common shares after it was nationalized, sold those shares to a consortium of investors on March 1, 2000. The bank changed its name to Shinsei Bank, Limited in June 2000.

March 2003 thus marked the third anniversary of our emergence from temporary nationalization. During this three-year period, our new management has had two overriding objectives:

- improving asset quality through careful assessment, monitoring and disposition of the pre-existing problem loan portfolio, and
- implementing the management policies and creating the infrastructure necessary to be a full-service competitor in institutional and retail banking in Japan.

The purpose has been to transform us from a specialist institution heavily dependent on interest income from corporate lending for revenue, and the issuance of debentures for funding, into a financial services provider with an increasing portion of total revenue from non-interest income and diversified sources of funding, including ordinary deposits.

We believe the following significant trends in our results for the last three years demonstrate extraordinary progress in this transformation:

Strong and Growing Capital Base. We have increased our total shareholders' equity from ¥473.5 billion at March 31, 2000 to ¥679.8 billion at March 31, 2003, and our total Bank for International Settlements ("BIS") capital ratio from 12.2% to 20.1% over the same period. Our capital base is strong, with net deferred tax assets totaling only ¥18.4 billion at March 31, 2003.

Consistent Profitability. Over the past three years, we have been consistently profitable, generating aggregate net income of ¥204.7 billion, including ¥53.0 billion for the year ended March 31, 2003.

Dramatic Reduction in Problem Loans. We have dramatically reduced the amount of problem loans, particularly in the past year. The ratio of Shinsei's non-performing claims, as disclosed under the Financial Revitalization Law, to total non-consolidated claims decreased to 5.7% at March 31, 2003 compared with 20.0% at the prior year-end. Over the same period, we also reduced "other claims against caution obligors" (*sono ta youchui-saki*) from 10.1% to 6.1% of total non-consolidated claims.

Reduced but Healthier Balance Sheet. As the result primarily of the reduction in our problem loans, total assets have decreased from ¥13.2 trillion at March 31, 2000 to ¥6.7 trillion at March 31, 2003. This reduction also reflects the sale of our equity securities portfolio to the DIC during 2000.

Increased Non-Interest Income. Non-interest income increased to 38.6% of consolidated total revenue for the year ended March 31, 2003 from 15.8% for the year ended March 31, 2001 (excluding the gain on the sale of the equity securities portfolio to the DIC), with net fees and commissions more than doubling from the year ended March 31, 2002.

Increased Deposits. Deposits from our retail banking operations, launched in June 2001, increased more than ¥600 billion in the year ended March 31, 2003, reducing our reliance on debenture issuances and lowering our overall cost of funds. Total deposits, including negotiable certificates of deposit, as a percentage of total liabilities increased to 42.8% at March 31, 2003 from 30.4% at the prior year-end.

Controlled Expenses. General and administrative expenses remained generally flat in the year ended March 31, 2003, even as we devoted resources to new initiatives and expanded our retail banking operations. We believe our flexible information systems infrastructure, which has been overhauled over the last three years, gives us a clear cost advantage over our competitors.

Given our progress toward our immediate objectives upon assuming control of Shinsei, we believe the coming year will mark a shift from our transformation stage to a growth stage predicated on the platform we have established. The trends we currently anticipate include:

- a resumption of growth in our loan portfolio based upon new lending pursuant to our institutional and retail business plans,
- continued growth in non-interest income as we actively pursue securitization, structured finance, corporate advisory and other fee-based transactions,
- further expansion of our retail operations, which had close to 300,000 *PowerFlex* account holders at March 2003, while limiting expense growth as we utilize our innovative information systems platform, and
- further reduction in our problem loan balance through the resolution of claims transferred to the DIC and other disposal methods.

Operating Environment

We operate principally in Japan. The Japanese economy continues to stagnate, suffering from deflation and increased unemployment. Japan's real gross domestic product increased only 1.5% in fiscal 2002, while it decreased 1.2% in the previous year. The Nikkei 225 Stock Average, which had been over 20,000 at March 31, 2000, was at 11,024 as of the end of fiscal 2001 and 7,972 as of the end of fiscal 2002. The 7,607 level recorded at April 28, 2003 represented a 21-year low for the Nikkei average, though the Japanese stock market has recovered somewhat since then in the first quarter of fiscal 2003. As a result of the Bank of Japan's implementation of an expansionary monetary policy commencing in March 2001 to fight deflation, the uncollateralized overnight call rate has declined to near zero. Persistent deflation and the sluggishness of the stock market have led long-term interest rates to record lows as well; in May 2003, yields on 30-year Japanese government bonds dipped below 1% for the first time.

The devaluation of their stock portfolios, the general effects of the continuing economic malaise, as well as greater scrutiny by the Financial Services Agency (the "FSA") of banks' loan evaluation, loan loss reserves and regulatory capital led many of the largest Japanese banks to suffer significant credit costs and further decreases of their capital adequacy ratios in fiscal 2002, despite their having raised significant amounts of additional capital toward the end of the period. These factors, as well as more stringent scrutiny of banks' calculation of deferred tax assets, led Resona Bank, Ltd., one of Japan's largest banks by assets, to fall below required capital adequacy levels and consequently to seek additional capital from the Japanese government.

To avert the risk of additional losses and deterioration of shareholders' equity, as well as to comply with a pending statutory requirement limiting equity holdings by banks and bank holding companies, a number of these financial institutions have continued to dispose of equity securities, even those issued by longstanding clients and other affiliates. This unwinding of cross-shareholdings is believed to have contributed to the decline in the Japanese equity markets in fiscal 2002, and may continue to do so in the future. Although our predecessor had significant holdings of Japanese equities, we sold most of our portfolio in fiscal 1999 and 2000, and currently have no significant exposure to the Japanese equity markets.

The Japanese government and the Bank of Japan have endeavored to strengthen the ailing Japanese financial sector. For example, during 2002, the government and the Bank of Japan established separate programs to purchase cross-shareholding shares from banks, in order to lessen the downward pressure on the Japanese stock market caused by banks seeking to reduce their exposure to equity market risk. In April 2003, the government also launched the Industrial Revitalization Corporation of Japan, which will work with banks to facilitate the restructuring of troubled corporate debtors. Nevertheless, concerns about the financial soundness of some major Japanese banks remain.

Principal markets outside of Japan also faced uncertainty toward the end of fiscal 2002, due to such factors as the threat of a war in Iraq, concerns about the North Korean nuclear program and the spread of severe acute respiratory syndrome, or SARS. In the foreign exchange market, continued apprehension about the Japanese economy led the yen to weaken markedly in the second half of fiscal 2001, dropping past the ¥135=$1 level. Concerns, however, over political and economic conditions in the United States, particularly the impact of the war in Iraq, contributed to the yen returning to roughly a rate of ¥120=$1 toward the end of fiscal 2002.

While we will continue to monitor these developments carefully, we believe the greater flux in the Japanese economy and the unraveling of traditional banking relationships and practices in Japan present us with opportunities. For example, the unwinding of cross-shareholdings between Japanese banks and their major customers present a chance for us to develop new business relationships. Also, that many Japanese corporations are seeking innovative solutions to their financial and strategic needs after over a decade of economic stagnation offers us an opportunity to provide such products and services as non-recourse loans, securitization services and corporate advisory services.

Principal Economic Indicators

Major Interest Rates


(%)
(Through July 10, 2003)
Bank of Japan's official discount rate
Long-term prime rate
Short-term prime rate
Three-month CD rate
4
3
2
1
0
1.60
1.375
0.1
0.080
1999
2000
2001
2002
2003

Nikkei 225 Stock Average and Yen/Dollar Exchange Rates


(Stock price average in yen)
(Through July 10, 2003)
(Yen/dollar exchange rates in yen)
Nikkei 225 Stock Average
Yen/dollar exchange rates (¥/$)
22,000
16,500
11,000
5,500
0
140
120
100
0
117.62
9,955.62
1999
2000
2001
2002
2003

Financial Highlights

Shinsei Bank, Limited, and Subsidiaries
As of or for the years ended March 31, 2003, 2002, 2001, 2000 and 1999

Main Indicators of Performance (Consolidated)

	Billions of yen (except per share data and percentages)				
	2003	2002	2001	2000[1]	1999[1]
Income statement data:					
Net interest income	¥ 66.1	¥ 88.4	¥ 85.8	¥ 20.7	¥ 158.5
Net fees and commissions	16.5	7.8	10.5	4.8	30.7
Net trading income (loss)	8.5	1.7	4.6	2.6	(24.3)
Net other business income[2]	16.5	21.8	0.8	/	/
Total revenue[2]	107.7	119.8	101.9	28.2	164.9
General and administrative expenses	69.7	69.5	63.8	62.7	85.4
Credit (recoveries) costs	(8.6)	1.0	(5.9)	945.4	3,230.6
Other (losses) income, net[2]	(0.2)	(8.8)	47.0	1,090.9	2,382.4
Income (loss) before income taxes and minority interests	46.3	40.3	90.9	111.0	(768.7)
Income tax (benefit):					
Current	0.8	0.3	0.4	1.5	8.2
Deferred	(7.5)	(21.2)	0.0	(1.7)	233.3
Minority interests	0.0	0.0	(0.0)	0.0	0.3
Net income (loss)	¥ 53.0	¥ 61.2	¥ 90.4	¥ 111.3	¥ (1,010.1)
Balance sheet data:					
Trading assets	¥ 361.1	¥ 443.9	¥ 382.2	¥ 545.1	¥ 865.9
Securities	1,770.9	1,462.2	1,988.5	2,804.7	2,074.8
Loans and bills discounted	3,502.3	4,801.9	6,187.3	7,711.0	13,690.5
Reserve for loan losses[3]	(216.5)	(370.0)	(563.8)	(866.5)	—
Total assets[3]	6,706.9	8,069.5	9,485.7	13,206.7	22,609.1
Debentures	1,913.5	2,786.3	3,670.4	6,730.7	7,965.7
Deposits, including negotiable certificates of deposit	2,576.9	2,260.7	3,218.8	2,777.5	3,371.9
Trading liabilities	117.4	173.5	253.6	277.8	553.3
Reserve for loan losses[3]	—	—	—	—	3,664.7
Total liabilities[3]	6,026.9	7,445.9	8,902.8	12,733.1	22,599.1
Capital stock	451.2	451.2	451.2	229.2	390.7
Total shareholders' equity	679.8	623.5	582.8	473.5	9.7
Total liabilities, minority interests in subsidiaries and shareholders' equity[3]	6,706.9	8,069.5	9,485.7	13,206.7	22,609.1
Per share data (in yen):					
Common shareholders' equity	¥ 124.80	¥ 105.50	¥ 90.52	¥ 50.31	not material
Fully diluted shareholders' equity[4]	167.64	153.76	143.72	116.78	not material
Basic net income (loss)	18.09	21.11	31.87	45.60	¥ (418.03)
Diluted net income	13.08	15.10	21.35	37.09	not applicable
Pro forma per share data reflecting reverse stock split (in yen[5]):					
Common shareholders' equity	¥ 249.59	¥ 211.00	¥ 181.05	¥ 100.62	not material
Fully diluted shareholders' equity[4]	335.28	307.51	287.45	233.56	not material
Basic net income (loss)	36.18	42.21	63.74	91.21	¥ (836.05)
Diluted net income	26.15	30.19	42.71	74.19	not applicable
Capital adequacy data:					
Capital adequacy ratio	20.1%	17.0%	16.9%	12.2%	0.1%

Notes:
(1) On March 1, 2000, New LTCB Partners C.V. acquired control of LTCB and LTCB emerged from temporary nationalization, which had commenced in October 1998.
(2) A breakdown of income (loss) between net other business income and other (losses) income, net is not available for the years ended March 31, 2000 and 1999. For those years, these items mainly consisted of items relating to assistance from the Japanese government during LTCB's temporary nationalization. As a result, all of these income (loss) items for the years ended March 31, 2000 and 1999, are included in other (losses) income, net.
(3) Reserve for loan losses was recorded in liabilities, rather than in assets, in the consolidated financial statements for the year ended March 31, 1999.
(4) Fully diluted shareholders' equity per share is calculated by dividing shareholders' equity at the end of the fiscal year by the number of common shares that would be outstanding were all securities convertible into or exercisable for common shares to be converted or exercised.
(5) On June 25, 2003, Shinsei's common shareholders approved a 1-for-2 reverse stock split, which was consummated on July 29, 2003. The pro forma per share data in the table above present figures as if the reverse stock split had been consummated at the beginning of the period.

Critical Accounting Policies

General

Our financial statements are prepared in accordance with Japanese GAAP. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. In addition, certain accounting principles require significant judgment by management in applying complex accounting principles to individual transactions to determine the most appropriate accounting treatment. We have established procedures and processes to facilitate making the estimates and assumptions necessary to value assets and liabilities, record transactions and prepare the financial statements. On an ongoing basis management evaluates its estimates and judgments, including those related to the valuation of assets and liabilities. Although actual results may differ from these estimates under different assumptions and conditions and future changes in the key assumptions could change future valuations and results, we have used the best information available at the time to make our estimates. Significant accounting policies are described in Note 2 of the Notes to Consolidated Financial Statements included in this annual report and are essential to understanding Management's Discussion and Analysis of Financial Condition and Results of Operations.

Management believes the following are our critical accounting policies. These policies were considered "critical" because:

- the estimates involved in these policies require us to make assumptions about matters that are uncertain at the time the estimates are made, and
- different estimates that we reasonably could have used in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, would have a material impact on the presentation of our financial condition, or changes in our financial condition or results of operations.

Reserve for Loan Losses

The reserve for loan losses is management's estimate of the credit losses to be incurred in the lending portfolio and is discussed in further detail in "Asset Quality and Disposal of Problem Loans" beginning on page 46. We establish a specific reserve, a general reserve and a reserve for loans to restructuring countries to absorb estimated credit losses in the lending portfolio.

A specific reserve is provided for specific claims against obligors in the possibly bankrupt, virtually bankrupt and legally bankrupt categories. For claims against obligors in the virtually and legally bankrupt categories, the unsecured, unguaranteed portion of the claim is either written off or fully reserved because such portion is deemed unlikely to be collected. At March 31, 2003, we started to write off, rather than reserve against, the entire unsecured, unguaranteed portion of these claims. For claims against obligors in the possibly bankrupt category, prior to March 31, 2003, a specific reserve was provided for the unsecured, unguaranteed portion of each claim by using a reserve ratio that was the higher of our historical loss ratio or 70%, the ratio prescribed by guidelines of the Financial Reconstruction Commission (now a part of the FSA). Effective March 31, 2003, our specific reserve for claims against obligors in the possibly bankrupt category is principally determined by estimating discounted future cash flows, other than in cases where it is difficult to reasonably estimate future cash flow.

The general reserve is provided for claims against normal obligors, as well as claims against caution obligors (including substandard obligors). The amount of the reserve is based on the total amount of, as well as the expected loss ratios for, claims against each category of obligor. We calculate expected loss ratios based on historical losses on claims against each obligor category. Using the expected loss ratios, we reserve against the estimated amount of losses for the next three years for claims against substandard obligors, for the remaining term of the claims with respect to claims against caution obligors other than substandard obligors ("other caution obligors"), and for the next year for claims against normal obligors. At March 31, 2003, however, our general reserve for claims against obligors in the substandard category was determined primarily based on a discounted cash flow analysis. We review our classification of obligors quarterly, although every month, based on the results of our self-assessment process, we downgrade obligors whose financial condition has deteriorated. The reserve for loans to restructuring countries is provided for estimated losses on those loans due to political and economic conditions in the countries where the loans are outstanding, based on losses estimated using the secondary market price of similar loans.

Estimating the specific reserve for claims against obligors in the possibly bankrupt category and the general reserve for claims against obligors in the substandard category is subject to a number of significant judgments and uncertainties regarding discounted cash flows due to the changing financial conditions of the obligors and general economic conditions surrounding the obligors' business operations. In addition, because the secured portion of claims is not covered by a specific reserve, actual losses on such claims are also subject to significant judgments and uncertainties regarding the fair value of collateral. Estimating the general reserve for claims against obligors in the normal and other caution categories could be affected due to changes made by management in the methodologies used to calculate the migration analyses of obligors or the assumptions used in calculation of the reserve. As a result, actual losses in the lending portfolio could be greater or smaller than we have estimated. If the estimated credit losses were not enough to cover actual losses incurred from ultimate disposition of the portfolio, it would result in additional losses on write-off or additional reserves in the future for the lending portfolio, increasing our reported total credit costs. If the estimation were in excess of actual losses, it would result in a reduction of our total credit costs.

The balance of the reserve for loan losses was ¥216.5 billion as of March 31, 2003 and ¥370.0 billion as of March 31, 2002. Total recoveries of credit costs due to adjustments of prior years' estimates for the year ended March 31, 2003 were ¥8.6 billion and total credit costs for the year ended March 31, 2002 were ¥1.0 billion. These totals are presented in credit (recoveries) costs in the statements of income. Credit (recoveries) costs included net reversal of reserve for loan losses of ¥11.7 billion for the year ended March 31, 2003 and net provision of reserve for loan losses of ¥0.7 billion for the year ended March 31, 2002.

Pursuant to the share purchase agreement among the DIC, Shinsei (then LTCB) and New LTCB Partners C.V., we were entitled to return all of an obligor's "loan-related assets" to the DIC if any of those loan-related assets contained a "defect," as defined in the share purchase agreement, and the book value of all of the obligor's loan-related assets, net of any reserves existing with respect to those assets when the bank was purchased, showed a reduction in value by 20% or more. The events that are deemed prima facie evidence of a defect include the obligor becoming unable to pay debts or filing for bankruptcy or similar proceedings without such filing being rejected or withdrawn within 60 days, a clearinghouse for promissory notes suspending the obligor's transactions with banks and similar institutions, and the loan-related asset being past due for more than three months at the third anniversary of the closing date of the share purchase agreement. When calculating the reduction in value of the assets, the amount of loss reserve provided for them at the time of the original sale is netted out of the initial value of the assets, while the current amount of loss reserve is subtracted from the current value of the assets and subsequent collections are added to the current value of the assets. In addition, only certain types of loan-related assets are considered in calculating whether there has been a 20% decline in value.

If a defect is shown and the overall decline in value test is met with respect to the obligor, we can exercise our cancellation right, thereby requiring the DIC to buy back all of the then existing loan-related assets of that obligor at their face value less the amount of the loan loss reserve for that obligor existing as of the day immediately preceding the closing date of the share purchase agreement. The assets remain on our balance sheet until the DIC acknowledges its obligation to buy back the assets and we legally transfer such assets to the DIC. However, once the requirements for cancellation are met, we may reduce the reserve for loan losses on the assets, reflecting anticipated future recoveries from the DIC. Historically, the DIC does not always acknowledge its obligation to buy back those assets and there have been disputes between us and the DIC. The share purchase agreement provides for certain procedures to resolve those disputes. If the disputes are not satisfactorily resolved, we would be required to keep such nonperforming loans on our balance sheet. Management believes established reserves are adequate to cover any losses on such disputes. On May 30, 2003, we notified the DIC of the last group of loans for which we have exercised our cancellation right. The cancellation right has expired.

Valuation of Financial Instruments Measured at Fair Value

We have various types of financial instruments on our trading and banking books. Pursuant to Japanese GAAP, we record some of our financial instruments at their fair values, which are measured based on market prices or third-party quotes or, if both are unavailable, our internal valuation methodologies.

Although we strive to follow market standards in making assumptions and determining scenarios necessary for these valuation methodologies, the outcomes of our methodologies could differ from those that others use.

Available-for-Sale Securities

We generally record available-for-sale securities, both debt and equity, at their fair values. The net unrealized gains or losses on these securities are included in and presented as a component of shareholders' equity.

Available-for-sale securities include some securities without readily obtainable market prices or quotes. These securities mainly consist of residual interests and debt investments in collateralized debt obligations as well as illiquid corporate bonds. We estimate the fair values of these securities based on historical data concerning market prices and quotes. In some cases, we determine fair value using internal valuation models that are subject to complex assumptions, including those relating to scenarios, interest rates and volatility.

As of March 31, 2002, total fair value of our available-for-sale securities was ¥1,461.6 billion and the net unrealized gains were ¥9.3 billion. As of March 31, 2003, these amounts increased to ¥1,711.7 billion and ¥23.5 billion.

Impairment in Value of Debt and Equity Securities

Available-for-sale debt and equity securities and held-to-maturity debt securities are both exposed to the risk of decline in their fair values. If the fair value of a security at a measurement date has declined in excess of 50% of its cost, unless there is strong evidence that the fair value will recover quickly and substantially from the decline, we recognize an impairment in book value of the security since the decline in fair value is deemed to be other than temporary. Alternatively, if the fair value of a security has declined by an amount ranging from 30% to 50% of its cost, we consider the possibility of recovery of fair value in order to determine whether an other-than-temporary impairment has occurred. Our judgment of the possibility and magnitude of a future recovery in fair value relies on our subjective views concerning market uncertainties, the creditworthiness of the issuers of the securities and various other factors. Different judgments could lead to different conclusions regarding the need to recognize impairments in value.

For the years ended March 31, 2003 and 2002, we recognized losses of ¥21.1 billion and ¥11.6 billion, respectively, on debt and equity securities available for sale due to impairment, which included impairment losses of ¥2.2 billion and ¥1.5 billion, respectively, due to declines of fair value ranging from 30% to 50% of cost. The loss of ¥21.1 billion for the year ended March 31, 2003 was due mainly to impairment in U.S. corporate bond investments.

Trading Book Assets and Liabilities and Securities Held for Trading Purposes

Our trading book assets and liabilities consist of derivative financial instruments, securities, short-term money market investments and other monetary claims maturing within a short period of time.

In addition, we hold certain securities investments, such as foreign fund trusts and corporate bonds, that are not recorded in the trading book, but are held for trading purposes in the banking book. All of these trading-purpose assets and liabilities are booked at their fair values, and changes in value are reflected in our net income.

If actively traded market prices are not available, we estimate the fair values of the securities held for trading purposes using our internal valuation methodologies. Similar to the models we use for available-for-sale securities, the valuation methodologies we apply to trading-purpose assets and liabilities with limited liquidity, including derivatives and securities, require us to use our judgment in making the necessary assumptions and determining the required scenarios.

As of March 31, 2003, the net fair value of our trading assets and liabilities was ¥243.6 billion and the net balance of revaluation losses of those assets and liabilities was ¥5.3 billion. This compared with net fair value of ¥270.3 billion and a net balance of revaluation gains of ¥5.1 billion as of March 31, 2002. Also, the total fair value of securities held in our banking book for trading purposes was ¥34.2 billion as of March 31, 2003.

Credit Trading

We are engaged in credit-trading activities, in which we purchase monetary claims such as loans, bonds, guarantees, receivables and lease receivables in the secondary market without intending to hold them to maturity. To recover our investment, we either collect on the claim, including through repayments, legal proceedings and discounted payoffs, or resell or securitize the claim. Claims purchased are recorded either in money held in trust or other monetary claims purchased, depending on the structure used for the purchase, and are measured at fair value. Fair value is estimated in the same way as it is for assets held for trading purposes. The internal valuation methodology we use to calculate the fair value of these claims mainly relies on a discounted cash flow approach based on cash flow projections and implied market discount rates. As estimations of future cash flows and discount rates are based on complex processes and contain an element of judgment, changes in assumptions could lead to different estimates of the fair value of money held in trust and other monetary claims purchased, which could in turn impact the related gain or loss amounts in our financial statements. As of March 31, 2003 and 2002, balances related to credit trading of ¥152.5 billion and ¥47.7 billion, respectively, were included in money held in trust and ¥61.6 billion and ¥32.1 billion, respectively, were included in other monetary claims purchased. As of March 31, 2003 and 2002, net unrealized losses recorded in those accounts were ¥0.5 billion and ¥11.4 billion, respectively.

Valuation of Deferred Tax Assets

We record deferred tax assets for deductible temporary differences and tax loss carryforwards and evaluate them in accordance with the Japanese Institute of Certified Public Accountants ("JICPA") guidelines. Under the JICPA guidelines for the valuation of deferred tax assets, if a company holds a material amount of tax loss carryforwards, in most cases, it is deemed difficult to reasonably estimate "taxable income" (which, for the purpose of utilizing deferred tax assets, is treated as income before adjustments for existing temporary differences and tax loss carryforwards). If, however, a company is able to reasonably estimate future taxable income for the next year, it may record deferred tax assets based on deductible temporary differences and tax loss carryforwards to the extent that it is probable that those differences or carryforwards would be used during the next year. We followed these guidelines and concluded that we could record deferred tax assets based on a reasonable estimate of future taxable income for fiscal 2003.

The actual taxable income amount for fiscal 2003 may be different from our estimate, which would result in a larger or smaller amount of deferred tax assets that should have been recognized. In addition, the JICPA guidelines provide that a company with a material amount of tax loss carryforwards could recognize deferred tax assets as realizable based on future taxable income, reasonably estimated, for up to the next five years if the tax loss carryforwards had been incurred due to certain non-recurring events, such as the restructuring of businesses, and there was not necessarily any significant deficiency in the company's ability to earn taxable income in the future. Since a material amount of our existing tax loss carryforwards as of March 31, 2003 and 2002 was incurred during the period of our temporary nationalization and we have recorded taxable income during the three most recent fiscal years, we could have recorded deferred tax assets realizable based on a reasonable estimate of income for at least a part of the next five years if we could have demonstrated that we would record actual income for the foreseeable future. We believe, however, that three years' past performance is not sufficient to reasonably estimate future utilization of deferred tax assets pursuant to the JICPA guidelines, based on the scheduling of the turnaround of temporary differences, beyond one year. We therefore concluded that it would be appropriate to record deferred tax assets that are realizable only in the next year, and have recorded valuation allowances accordingly.

As of March 31, 2003 and 2002, our balance of net deferred tax assets was ¥18.4 billion and ¥17.6 billion, respectively. The amount of net deferred tax assets was 2.7% of our total shareholders' equity as of March 31, 2003 and 2.8% of our total shareholders' equity as of March 31, 2002. If we had concluded that we could reasonably estimate taxable income for the next five years, as of March 31, 2003, the balance of net deferred tax assets could have been significantly higher.

Reserve for Retirement Benefits

We have contributory and non-contributory defined benefit pension plans as well as unfunded severance indemnity plans covering most of our regular employees. A reserve for retirement benefits is provided for payment in future years. We follow guidelines for accounting for employee retirement benefit plans issued by the JICPA and estimate the amounts of the retirement benefit obligations and plan assets under the pension plans at the end of the fiscal year using assumptions for the expected rate of return on plan assets and the discount rate.

Expected Rate of Return on Plan Assets

We determine the expected rate of return on plan assets based on the targeted average long-term performance of the assets. Because assumptions regarding the rate of return on assets are affected by changing general economic and market conditions, we need to make significant judgments to determine appropriate assumptions underlying the estimate of long-term performance, which also impact the estimate of the reserve for retirement benefits and net periodic pension cost. For the year ended March 31, 2003, the expected rate of return was 3.1%. Had the expected rate of return decreased 0.5 percentage point, net periodic pension cost for the year then ended would not have increased materially.

Discount Rate

We have selected a coupon rate of Japanese government bonds ("JGBs") with a 20-year maturity as the basis for the discount rate. We determined that the coupon rate of JGBs with a 20-year maturity is the best estimate of the risk-free rate because we estimated that the period of time for effective settlement of the benefit obligation under the pension plans would be approximately 19 years on average and the risk-free rate for a period of 19 years was assumed to be almost the same as the coupon rate of a 20-year maturity JGB. This assumption could change if we become aware of information that leads us to determine that a different period for settling the benefit obligation is required. A change in that assumption could, in turn, change the discount rate and the amounts reported in our financial statements. Changing our methodologies for calculating the estimated settlement period would also affect our estimate of the discount rate and amounts in our financial statements. For the year ended March 31, 2003, the discount rate was 2.2%. Had the discount rate decreased 0.5 percentage point, net periodic pension cost for the year then ended would not have increased materially.

Hedge Accounting

We follow guidelines issued by the JICPA as to hedge accounting applicable to assets and liabilities exposed to a risk of change in fair value or cash flow. See "Recently Issued Accounting Pronouncements" below for a discussion of the treatment of hedge accounting applicable to banks in Japan.

Depending on the type of hedge, we either defer gains or losses on hedging instruments until the gains or losses on hedged instruments are realized, or we value both the hedging instruments and the hedged instruments at their fair values by charging the unrealized gains or losses to income. For the years ended March 31, 2003 and 2002, unrealized losses on hedging instruments which were deferred and recorded as assets amounted to ¥41.8 billion and ¥11.6 billion, respectively.

Recently Issued Accounting Pronouncements

Disposition of Macro-Hedge Accounting and Change in Accounting Guideline for Fund Swaps and Currency Swaps

Industry Audit Committee Report No. 24, "Treatment of Accounting and Auditing of Application of Accounting Standard for Financial Instruments in the Banking Industry," was issued by the JICPA on February 13, 2002. This report requires a change from the deferral method for interest rate-related derivatives accounted for as a "macro hedge" to fair value accounting.

Under a macro hedge, banks in Japan, including us, have managed interest rate risks as a whole arising from various financial assets and liabilities with derivatives, including interest rate swaps and futures. In their financial statements, banks in Japan match gains and losses on hedged financial assets and liabilities as a whole with gains and losses on hedging interest rate-related derivatives and defer all of such gains and losses until settlement of the hedged financial assets and liabilities, when gains and losses due to fluctuation of interest rates would be realized in income. Gains and losses on hedged assets and liabilities and hedging derivatives are recorded in income when the hedging relationship is deemed ineffective.

Following a one-year transition period, during which we applied the previous accounting method, we adopted Industry Audit Committee Report No. 24 starting in the fiscal year ending March 31, 2004. This report allows banks to group hedged financial assets and liabilities to assess the effectiveness of the hedge relationship and defer gains and losses on hedging instruments to the settlement of the hedged assets and liabilities, which is an accounting model not significantly different from the one adopted under a macro hedge. We have assessed the impact on income from the adoption of the report and believe that the impact will not be material.

Industry Audit Committee Report No. 25, "Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in the Banking Industry," was issued by the JICPA on July 29, 2002. This report requires banks to apply fair value accounting for fund swap and currency swap transactions, which have been accounted for on an accrual basis in accordance with previous guidelines issued by the JICPA for the banking industry.

Fund swap transactions are foreign exchange swaps and consist of spot foreign exchange either bought or sold and forward foreign exchange either sold or bought. Such transactions are contracted for the purpose of lending or borrowing in a different currency. Fund swap transactions are used to convert the principal equivalent amount into spot foreign exchange bought or sold with regard to the corresponding borrowing or lending of funds. Such transactions also convert the corresponding principal equivalents and foreign currency equivalents to pay and receive, whose amounts and due dates are predetermined at the time of the transactions, into forward foreign exchange either bought or sold.

Following a one-year transition period, during which we applied the previous accounting method, we adopted Industry Audit Committee Report No. 25 starting in the fiscal year ending March 31, 2004. We have assessed the impact on our financial statements of the adoption of this report and believe that the impact will not be material.

Results of Operations

Summary Consolidated Income Statement Data

Years ended March 31	Billions of yen 2003	2002
Net interest income	¥ 66.1	¥ 88.4
Net fees and commissions	16.5	7.8
Net trading income	8.5	1.7
Net other business income	16.5	21.8
Total revenue	107.7	119.8
General and administrative expenses	69.7	69.5
Credit (recoveries) costs	(8.6)	1.0
Other losses, net	(0.2)	(8.8)
Income before income taxes and minority interests	46.3	40.3
Current income taxes	0.8	0.3
Deferred income tax benefit	(7.5)	(21.2)
Minority interests	0.0	0.0
Net income	¥ 53.0	¥ 61.2

Fiscal 2002 Compared with Fiscal 2001

Net Interest Income: Our principal interest-earning assets are domestic loans and bills discounted as well as securities (other than securities held for trading purposes), consisting mainly of JGBs and bonds issued by non-Japanese corporations. Our principal interest-bearing liabilities are domestic and international deposits, including negotiable certificates of deposit, debentures, and subordinated bonds and debt.

Net interest income in fiscal 2002 was ¥66.1 billion, a 25.2% decrease compared with the previous year, as total interest income decreased more than total interest expenses did. Total interest income in fiscal 2002 declined ¥44.1 billion to ¥111.2 billion and total interest expenses declined ¥21.9 billion to ¥45.1 billion.

Total interest income decreased primarily because of a reduction in the average balance of interest-earning assets resulting mainly from our successful efforts to reduce the amount of problem loans and other loans to less creditworthy borrowers. Our average balance of loans and bills discounted was ¥4,009.6 billion in fiscal 2002, a decrease of ¥1,502.8 billion, or 27.3%, compared with a year before. Interest rates on our interest-earning assets also declined overall. The average interest rate on our interest-earning assets was 1.67% in fiscal 2002, compared with 1.92% in fiscal 2001.

The principal reason for the decrease in our total interest expenses was lower average interest rates on our interest-bearing liabilities. As we decreased our interest-bearing liabilities in tandem with the reduction in assets, our average interest rate also decreased. We replaced higher-cost debentures and subordinated debt with deposits and other, generally less expensive, funding sources. Our high level of shareholders' equity permitted us to absorb the decrease in our Tier II capital, approximately half of which was attributable to our repaying all of the subordinated debt from the RCC at the end of fiscal 2002. The average interest rate on our interest-bearing liabilities was 0.72% in fiscal 2002, compared with 0.95% in fiscal 2001. The decrease in interest-bearing liabilities also contributed to the decline in interest expense. Average interest-bearing liabilities decreased 10.7% compared with fiscal 2001 to ¥6,313.1 billion, predominantly as a result of the decrease in debentures.

Interest-Earning Assets and Interest-Bearing Liabilities (Consolidated)

	Billions of yen (except percentages)					
	2003			2002		
Years ended March 31	Average balance	Interest	Yield/rate	Average balance	Interest	Yield/rate
Interest-earning assets:						
Loans and bills discounted	¥4,009.6	¥ 88.8	2.21%	¥5,512.4	¥116.3	2.11%
Securities	1,988.3	14.1	0.71	1,947.1	24.2	1.24
Interest on receivables under resale agreements	—	—	—	3.0	0.0	0.00
Collateral related to securities borrowing transactions	120.1	0.0	0.01	71.6	0.0	0.03
Call loans	233.8	0.0	0.00	128.9	0.1	0.13
Cash and due from banks	151.9	1.3	0.87	302.2	4.5	1.50
Other interest-earning assets	139.0	1.3	1.01	110.0	0.4	0.35
Total interest-earning assets	6,642.9	105.8	1.59	8,075.6	145.7	1.80
Interest rate and fund swaps	—	5.4	—	—	9.7	—
Total assets	¥6,642.9	¥111.2	1.67%	¥8,075.6	¥155.4	1.92%
Interest-bearing liabilities:						
Debentures[1]	¥2,300.5	¥ 20.4	0.88%	¥3,614.3	¥ 43.1	1.19%
Deposits	2,221.2	10.0	0.45	1,771.6	4.7	0.26
Negotiable certificates of deposit	513.7	0.5	0.10	856.4	0.6	0.07
Commercial paper	1.8	0.0	0.16	12.9	0.0	0.12
Payables under repurchase agreements	144.0	0.0	0.00	—	—	—
Collateral related to securities lending transactions	566.2	0.3	0.05	242.4	0.1	0.05
Call money	78.6	0.0	0.03	90.3	0.0	0.06
Borrowed money[2]	414.5	12.1	2.93	457.4	13.1	2.87
Other interest-bearing liabilities	72.2	0.3	0.37	21.2	0.3	1.79
Total interest-bearing liabilities	6,313.1	43.7	0.69	7,066.9	62.2	0.88
Interest rate and fund swaps	—	1.4	—	—	4.8	—
Total liabilities	¥6,313.1	¥ 45.1	0.72%	¥7,066.9	¥ 67.0	0.95%
Non-interest-bearing sources of funds:						
Non-interest-bearing (assets) liabilities, net	¥ (321.8)	¥ —	—%	¥ 405.6	¥ —	—%
Shareholders' equity[3]	651.6	—	—	603.1	—	—
Total liabilities and shareholders' equity	¥6,642.9	¥ —	—%	¥8,075.6	¥ —	—%
Net interest spread	¥ —	¥ —	0.95%	¥ —	¥ —	0.98%
Impact of non-interest-bearing sources	—	—	0.04	—	—	0.12
Net interest income/yield on interest-earning assets	¥ —	¥ 66.1	1.00%	¥ —	¥ 88.4	1.09%

Notes:
(1) Includes subordinated bonds.
(2) Includes subordinated debt.
(3) Represents a simple average of the balance at the end of the fiscal year and the balance at the end of the previous fiscal year.

Net Fees and Commissions: Fees and commissions include, among other things, prepayment, arrangement and other fees on loans and other financing products, fees for securities services, particularly for structuring and underwriting securitization transactions, fees for corporate advisory services, and commissions on the sales of asset management products.

Our net fees and commissions increased 112.5% in fiscal 2002 to ¥16.5 billion. The main factors were an increase in fees for loan prepayments, an increase in fees for securitization services, higher commissions on sales of asset management products, and increased fees for the arrangement of financing facilities.

Net Trading Income: Net trading income represents revenues from transactions undertaken for trading purposes (that is, transactions seeking to capture gains arising from short-term changes in market value). In addition to investments in securities, we engage in foreign currency and derivatives transactions as part of our trading activity. Net trading income also reflects income we derive from providing derivative products, including in the form of structured deposits, to customers.

Net trading income in fiscal 2002 was ¥8.5 billion, a substantial increase from ¥1.7 billion in the previous year. The increase was due mainly to gains on foreign-currency interest rate derivatives trading, as well as continued growth in our overall trading activity.

Net Other Business Income: The table below shows the principal components of net other business income.

Other Business Income (Losses)

	Billions of yen	
Years ended March 31	2003	2002
Income on money held in trust	¥17.7	¥15.1
Net loss on securities and foreign exchanges	(16.7)	(6.1)
Other, net	15.5	12.8
Net other business income	¥16.5	¥21.8

Our net other business income in fiscal 2002 was ¥16.5 billion, a 24.3% decrease compared with the previous year. The principal reason for the decrease was a ¥10.5 billion increase in net loss on securities and foreign exchanges as a result of an approximately ¥20 billion loss on U.S. corporate bond investments, offset in part by gains from sales of domestic securities. This increased loss was offset in part by a ¥2.6 billion increase in "other, net" of other business income and a ¥2.5 billion increase in income on money held in trust. The "other, net" category of other business income includes primarily income from our credit trading activities. These activities accounted for all of the increase in the "other, net" category in fiscal 2002.

Income on money held in trust increased 17.0% to ¥17.7 billion in fiscal 2002. The principal components of income on money held in trust are gains on sales of loans in our credit-trading business, gains from the sale of securitized assets and net gain on securities trading transactions.

Total Revenue: As a result of the decreases in net interest income and net other business income, offset in part by increases in net fees and commissions and net trading income, total revenue in fiscal 2002 was ¥107.7 billion, 10.1% less than fiscal 2001.

General and Administrative Expenses: The table below shows the principal components of our general and administrative expenses.

General and Administrative Expenses

	Billions of yen	
Years ended March 31	2003	2002
Personnel expenses	¥34.8	¥32.0
Premises expenses	11.1	13.0
Technology and data processing expenses	4.9	5.3
Advertising expenses	3.1	4.1
Consumption and property taxes	3.6	2.7
Deposit insurance premium	1.5	1.7
Other general and administrative expenses	10.4	10.4
General and administrative expenses	¥69.7	¥69.5

General and administrative expenses in fiscal 2002 were ¥69.7 billion, only 0.3% higher than the prior year. Growth in personnel expenses of ¥2.8 billion, incurred to bolster key activity areas within our institutional banking business, was offset by decreases primarily in premises and advertising expenses of ¥2.9 billion. The continued reduction of personnel and technology and data processing expenses through consolidating and streamlining our infrastructure and support units has helped fund growth in profit centers.

Premises expenses decreased primarily as a result of reduced rent through the rationalization of our use of space in our branches, satellite office and headquarters. Advertising expenses were higher in fiscal 2001 due to the marketing campaign conducted in connection with the launch of Shinsei's retail banking operations.

Also contributing to the slight increase in general and administrative expenses in fiscal 2002 was a ¥0.9 billion increase in consumption and property taxes.

Credit (Recoveries) Costs: The following table shows our credit costs and recoveries on a consolidated basis for the years ended March 31, 2003 and 2002.

Credit (Recoveries) Costs

	Billions of yen	
Years ended March 31	2003	2002
Losses on write-off of loans	¥ 0.4	¥ 0.1
Losses on sale of loans	1.4	0.1
Net (reversal) provision of reserve for loan losses:		
Net reversal of general reserve for loan losses	(70.4)	(27.0)
Net provision of specific reserve for loan losses	58.7	27.9
Net reversal of reserve for loan losses to restructuring countries	(0.0)	(0.1)
Total	(11.7)	0.7
Provision of reserve for losses on sale of bonds	1.2	—
Credit (recoveries) costs	¥ (8.6)	¥ 1.0

The principal components of credit (recoveries) costs are provisions or reversals of reserve for loan losses. In accordance with Japanese regulatory requirements, Shinsei maintains general and specific reserves for loan losses, and a reserve for loan losses to restructuring countries. See "Asset Quality and Disposal of Problem Loans" on page 46 for a discussion of Shinsei's loan loss reserve policies.

We recorded total credit recoveries of ¥8.6 billion in fiscal 2002 compared with total credit costs of ¥1.0 billion in fiscal 2001. The principal reason for the change was that we had a net reversal of reserve for loan losses of ¥11.7 billion, compared with a net provision of ¥0.7 billion the prior year, as the increase in net reversal of general reserve for loan losses was larger than the increase in net provision of specific reserve for loan losses. Net reversal of general reserve for loan losses increased ¥43.4 billion in fiscal 2002 as the result of increased reductions of our problem loans and successful collection efforts. This increase was partially offset by increased provision of ¥4.1 billion due to the initial application of the discounted cash flow method for claims against substandard obligors. Reversals of general reserves arise generally from collections on claims against substandard obligors in excess of the portion of the claims not covered by collateral or guarantees. Net provision of specific reserve for loan losses increased ¥30.8 billion in fiscal 2002 as the result of downward migration of some claims to the possibly, virtually or legally bankrupt categories, which called for us to set aside new or additional specific reserves for possible losses on those loans. The increase was also due in part to the initial application of the discounted cash flow method to determine the appropriate reserve levels for most claims against possibly bankrupt obligors.

Other Losses, Net: Other losses, net were ¥0.2 billion for fiscal 2002, compared with ¥8.8 billion in fiscal 2001. Losses in fiscal 2002 were offset in part by a ¥3.0 billion gain recognized as a result of our receipt of approval to return pension assets to the Japanese government, related to our employees' public welfare pension plans, that we managed on behalf of the government. In light of the mounting pension liabilities that companies bore as a result of the continuing low-interest environment and weakness in the Japanese stock market, legislation was enacted in June 2001 that permitted Japanese companies to return to the government any pension assets covering their employees' public welfare pension obligations that they managed on the government's behalf. Fiscal 2002 was the first fiscal year under the law in which the government approved these returns.

In fiscal 2001, we paid ¥2.1 billion in Tokyo and Osaka regional bank taxes. These taxes were recorded in other losses as they are not imposed on income before income taxes but on non-consolidated gross business profit as defined by the respective tax rules and regulations. As the aggregate principal amount of Shinsei's deposits and debentures was less than ¥5 trillion in fiscal 2002, Shinsei was not required to pay either tax in that year. In addition, the ¥0.2 billion in Osaka taxes that we paid in fiscal 2001 was refunded to us in fiscal 2002. While a number of financial institutions are currently challenging the legality of these taxes, a new national tax on gross profits of large corporations would supersede any similar regional taxes and is expected to be introduced in April 2004. Management has not yet determined what impact the new national tax will have on earnings.

In addition to the gain on returning government pension assets and the exemption from regional bank taxes, another reason for the decrease in other losses, net in fiscal 2002 was a decrease in amortization for underfunded pension liabilities in connection with the return of such pension assets and obligations to the Japanese government. Offsetting these factors in part were losses relating to retail branch remodeling.

Income before Income Taxes and Minority Interests: As a result of the foregoing, income before income taxes and minority interests increased 14.9% to ¥46.3 billion in fiscal 2002.

Income Taxes: In fiscal 2002, we recorded ¥0.8 billion in current income taxes, an increase from ¥0.3 billion in fiscal 2001, as well as a deferred income tax benefit of ¥7.5 billion compared with ¥21.2 billion in fiscal 2001. Our deferred tax benefit was substantially larger in fiscal 2001 because that was the initial period in which we could record deferred tax assets with respect to previously incurred temporary differences and loss carryforwards.

Net Income: Our net income in fiscal 2002 was ¥53.0 billion, a 13.4% decrease compared with fiscal 2001. In June 2003, Shinsei paid dividends for fiscal 2002 of ¥13.00 per share of Series 2 preferred stock, ¥4.84 per share of Series 3 preferred stock and ¥1.11 per share of common stock. The ¥1.11 per share amount is not adjusted for a 1-for-2 reverse stock split of our common stock that was consummated on July 29, 2003.

Reconciliation from Reported-Basis Results to Operating-Basis Results

In addition to analyzing our results in the format used for our financial statements, which we refer to as the "reported basis," our management also reviews our results on an "operating basis" to assess each of our business lines and to measure our overall results against targeted goals. Operating-basis results are calculated by adjusting the reported-basis results principally for gains on sales of, or mark-to-market losses on, certain equity securities, lump-sum compensation payments and the amortization of net actuarial losses.

The following summary table provides a reconciliation between our results on a reported and operating basis.

Reconciliation From Reported-Basis to Operating-Basis Results (Consolidated)

	Billions of yen					
	2003			2002		
Years ended March 31	Reported-basis results	Reclassifications	Operating-basis results	Reported-basis results	Reclassifications	Operating-basis results
Revenue:						
Net interest income[1]	¥ 66.1	¥ 0.0	¥ 66.1	¥ 88.4	¥(0.6)	¥ 87.8
Non-interest income[2]	41.6	(0.1)	41.4	31.3	0.7	32.1
Total revenue	107.7	(0.0)	107.6	119.8	0.1	119.9
General and administrative expenses[3]	69.7	(2.3)	67.3	69.5	(1.2)	68.2
Ordinary business profit	—	—	40.2	—	—	51.7
Credit (recoveries) costs	(8.6)	—	(8.6)	1.0	—	1.0
Other losses, net [1][2][3]	(0.2)	(2.2)	(2.5)	(8.8)	(1.4)	(10.3)
Income before income taxes and minority interests	46.3	—	46.3	40.3	—	40.3
Income tax benefit and minority interests	(6.7)	—	(6.7)	(20.8)	—	(20.8)
Net income	¥ 53.0	¥ 0.0	¥ 53.0	¥ 61.2	¥ 0.0	¥ 61.2

Notes:
(1) Reclassifications consist principally of prior period accrued interest adjustments from other losses, net to net interest income.
(2) Reclassifications consist principally of adjustments of equity-related income (losses) between other losses, net and non-interest income.
(3) Reclassifications consist principally of adjustments relating to lump-sum compensation and amortization of net actuarial gains or losses from general and administrative expenses to other losses, net.

Business Lines

We have two principal business lines: our institutional banking business, which offers mainly financial services and products to corporations, financial institutions and government entities, and also engages in trading and investment activities; and our retail banking business, which provides banking and asset management services to individuals, including high net worth individuals.

Management monitors the performance of these business lines on an operating basis. The table below shows the operating-basis ordinary business profit of the two business lines for the past two fiscal years.

Operating-Basis Ordinary Business Profit by Business Line

	Billions of yen					
	Institutional banking		Retail banking		Total	
Years ended March 31	2003	2002	2003	2002	2003	2002
Net interest income	¥50.7	¥ 77.3	¥15.4	¥ 10.4	¥ 66.1	¥ 87.8
Net fees and commissions	14.1	5.8	2.5	1.6	16.6	7.5
Net trading income	8.3	1.7	—	—	8.3	1.7
Net other business income	15.8	22.5	0.6	0.3	16.4	22.8
Non-interest income	38.3	30.1	3.1	2.0	41.4	32.1
Total revenue	89.0	107.4	18.6	12.5	107.6	119.9
General and administrative expenses	43.0	40.7	24.3	27.4	67.3	68.2
Ordinary business profit (loss)	¥45.9	¥ 66.6	¥ (5.7)	¥(14.9)	¥ 40.2	¥ 51.7

Institutional Banking

Our institutional banking business offers a wide range of financial products and services, including lending, structured finance, credit trading, securitization, corporate advisory services and treasury management, to domestic and international corporations, financial institutions and government entities. We serve our clients primarily from our offices in key metropolitan areas of Japan and our subsidiary in New York.

In fiscal 2002, institutional banking contributed 82.7% of our total revenue. More than 50% of this revenue was generated from products that did not exist three years ago. Our most profitable area within this business line is structured trading, which includes mortgage-backed and asset-backed securitization, credit trading and credit derivatives. In securitization and credit trading, we purchase assets and credits, such as housing loans, non-performing loans, receivables and leases, primarily from other financial institutions, with the eventual objective of collecting, selling or securitizing them. These activities enable our customers to reduce their asset exposure while assisting them in their efforts to restructure and improve their capital ratios. Other successful institutional banking activities include non-recourse lending and structured financing, which have helped customers diversify their funding methods. Our corporate advisory business, which comprises activities related to mergers and acquisitions, private equity and corporate revitalization, has been another key area of growth. We have particularly focused on strengthening our corporate revitalization capabilities, assisting customers in distinguishing core businesses from non-core businesses, as well as finding capital sponsors and business tie-ups in order to build on their existing business expertise, technological capabilities and marketing strengths.

In fiscal 2002, total revenue of our institutional banking business was ¥89.0 billion, a 17.1% decrease compared with the prior year. Our successful efforts to improve the quality of our loan portfolio resulted in a decline in loans and, therefore, in net interest income. This was offset in part, however, by increases in our net fees and commissions and net trading income. Despite an increase in income from credit trading, net other business income declined 29.6% to ¥15.8 billion due to losses on U.S. corporate bond investments. General and administrative expenses increased 5.7% to ¥43.0 billion in fiscal 2002, due mainly to increased personnel expenses incurred as we strengthened key product areas.

As a result of the foregoing, the ordinary business profit of our institutional banking business in fiscal 2002 was ¥45.9 billion, a 31.1% decrease compared with the previous year.

Retail Banking

While our predecessor sold debentures to high net worth individuals, our full-service retail banking operations were launched only in June 2001. We offer customers a wide variety of services and products through, as of June 30, 2003, our network of 29 branches, our Internet banking services and telephone centers accessible 24 hours a day, seven days a week, and over 60,000 ATMs (operated by Shinsei and third parties) located throughout Japan.

Our retail banking business provides a broad range of deposit and investment products, such as consolidated multi-currency savings and time deposit accounts, debentures, asset management products and annuity products. We also offer credit products such as housing loans and, through a co-branding program with American Express International, Inc. (Japan), credit cards. In addition, we offer personalized financial services to high net worth individuals.

Since its launch, the key strategy of our retail banking business has been to attract new customers and deepen relationships with existing customers. From launch through March 2003, we acquired close to 300,000 new accounts, with an average per-customer balance of more than ¥4 million as of March 31, 2003.

Total revenue of our retail banking business in fiscal 2002 was ¥18.6 billion, a 48.6% increase compared with the previous year. The principal reason for the increase was a ¥4.9 billion, or 47.3%, increase in net interest income that was attributable mainly to a substantial increase in the interest-earning assets funded in part by higher levels of retail deposits. Retail deposits increased from ¥880.8 billion as of March 31, 2002 to ¥1,492.1 billion at March 31, 2003. Net fees and commissions increased 51.5% to ¥2.5 billion, due mainly to increased commissions on sales of asset management products. General and administrative expenses in fiscal 2002 decreased 11.5% to ¥24.3 billion principally through our reducing premises and marketing costs. We also reduced expenses by consolidating data processing functions.

As a result of the foregoing, in fiscal 2002 we significantly improved the results of operations of our retail banking operations: the ordinary business loss of our retail banking business decreased 61.8% to ¥5.7 billion.

Non-Consolidated Financial Highlights

Overview

These non-consolidated financial highlights discuss only the results of Shinsei Bank, Limited, as opposed to those of Shinsei Bank and its subsidiaries and equity-method affiliates. We disclose non-consolidated financial information as we are required to report it in Shinsei's Revitalization Plan. As a recipient of public funds, we are required by the FSA to update and report on Shinsei's achievement of performance targets set forth in its Revitalization Plan on a quarterly basis, and publicly disclose that information semiannually. Shinsei's plan was initially prepared by LTCB upon its emergence from temporary nationalization.

Losses on U.S. corporate bond investments and poor domestic economic conditions led Shinsei to record lower non-consolidated gross business profit and net income in fiscal 2002 than in the previous year. Nonetheless, Shinsei's efforts to streamline its cost structure as well as net reversals on its reserve for loan losses, attributable to increased collections on and significant declines in its problem loan balance, among other reasons, led Shinsei to surpass the fiscal 2002 targets it set in its Revitalization Plan for three out of four principal measures: net income, total expenses and loans to small and medium-sized enterprises ("SMEs"). The table below compares Shinsei's fiscal 2002 results for these items to the targets it set in its plan:

Comparison of Targets and Results for Key Measures in the Revitalization Plan (Non-Consolidated)

	Billions of yen (except percentages)	
As of or for the year ended March 31, 2003	Target	Actual
Net income	¥58.6	¥59.0
Total expenses	70.0	63.6
Increase in loans to SMEs[1]	+3.1	+41.8
Return on equity based on net business profit[2]	10.9%	7.0%

Notes:
(1) Excludes "impact loans," which are loans to Japanese residents that are denominated in currencies other than yen and do not have any restrictions on the use of the funds lent. In addition, these figures exclude the impact of the removal of a portion of our problem loans to SMEs that meet criteria specified by the FSA.
(2) Equals net business profit, excluding provisions for or reversals of general reserve for loan losses, divided by average common shareholders' equity.

Supplemental Non-Consolidated Measures

In addition to the reporting items set forth in our non-consolidated financial statements, Japanese banking law requires us to disclose gross business profit (*gyomu soriekí*) on a non-consolidated basis. Furthermore, in the Japanese banking industry, net business profit before general reserve for loan losses (*jisshitsu gyomu jun-eki*) has traditionally been used as a measure of the profitability of core banking operations. We review these non-Japanese GAAP performance measures in monitoring the results of our operations.

Gross business profit is the sum of:

- net interest income;
- net fees and commissions, which consist of fees on loans as well as on sales of asset management products and other fee-based activities. It also includes income on money held in trust, in keeping with the definition of gross business profit in our Revitalization Plan;
- net trading income; and
- net other business income, which includes, among other things, gains or losses on securities and foreign exchanges.

Net business profit before general reserve for loan losses is gross business profit minus non-consolidated total expenses, which corresponds to our consolidated general and administrative expenses.

While these business profit measures should not be

viewed as a substitute for net income, management nevertheless believes that these non-Japanese GAAP measures provide a meaningful way of comparing Shinsei's core revenues and profitability from year to year. See the tables below for these supplemental financial data and corresponding reconciliations to net income under Japanese GAAP for the past two years.

Supplemental Measures (Non-Consolidated)

	Billions of yen	
Years ended March 31	2003	2002
Gross business profit (*gyomu sorieki*)[1]:		
Net interest income	¥ 75.9	¥ 93.8
Net fees and commissions[1]	47.6	27.4
Net trading income	2.8	0.2
Net other business (loss) income	(17.5)	2.2
Total[1]	108.9	123.7
Total expenses	63.6	65.8
Net business profit[1][2] (*jisshitsu gyomu jun-eki*)	45.2	57.9
Other operating income and expenses, net[3]	(7.1)	(19.4)
Net operating income (*keijo rieki*)	38.0	38.4
Extraordinary income[4]	13.6	1.1
Income before income taxes	51.7	39.6
Current income taxes	0.0	0.1
Deferred income tax benefit	(7.4)	(21.2)
Net income	¥ 59.0	¥ 60.7

Notes:
(1) Includes income from money held in trust of ¥33.0 billion in the year ended March 31, 2003 and ¥19.9 billion in the year ended March 31, 2002, respectively.
(2) Excludes provisions for or reversals of general reserve for loan losses.
(3) Includes credit (recoveries) costs and net gains (losses) on sales of equity securities, but excludes income from money held in trust.
(4) Extraordinary income in the year ended March 31, 2003 consisted primarily of a net reversal of the reserve for loan losses, while extraordinary income in the year ended March 31, 2002 included gains on disposal of real estate. While provision of reserve for loan losses is recorded in other operating income and expenses, net, if there is a net reversal of reserve for loan losses, that amount is recorded as extraordinary income.

Highlights of Fiscal 2002 Non-Consolidated Results

In fiscal 2002, Shinsei's non-consolidated gross business profit (*gyomu sorieki*, including income from money held in trust) decreased 12.0% to ¥108.9 billion, principally because of the approximately ¥20 billion in losses on U.S. corporate bonds and decreased interest income due mainly to our efforts to reduce the amount of problem loans and other loans to less creditworthy borrowers. These losses were offset in part by gains on net fees and commissions, including income from money held in trust, and net trading income. Increased personnel expenses, incurred to strengthen key areas within the institutional banking business, were more than offset by reduced premises expenses, resulting in a 3.3% decrease in total expenses to ¥63.6 billion. As the decrease in gross profits outstripped the decrease in expenses, net business profit before general reserve for loan losses, including gain from money held in trust, decreased 21.9% from the prior year to ¥45.2 billion.

After net credit recoveries, attributable mainly to the net reversal of reserve for loan losses, and deferred income tax benefit, Shinsei's net income was ¥59.0 billion, which represented a 2.7% decrease compared with fiscal 2001.

Total assets decreased ¥1,602.9 billion to ¥6,763.7 billion at the end of fiscal 2002. Loans and bills discounted decreased ¥1,339.0 billion to ¥3,673.1 billion, mainly as a result of the net reduction of substandard claims, doubtful claims and claims against bankrupt and quasi-bankrupt obligors by ¥880.4 billion. The decrease in these claims was principally attributable to collections and sales to third parties, as well as to transfers to the DIC through the exercise of our cancellation right.

In liabilities, our continued efforts to move away from our historical reliance on debentures to a more diversified funding structure resulted in debentures decreasing ¥846.8 billion to ¥1,888.4 billion as of March 31, 2003, while deposits, including negotiable certificates of deposit, increased ¥218.8 billion to ¥2,602.9 billion, as a result of a significant increase in retail deposits.

Total shareholders' equity increased ¥63.0 billion to ¥680.3 billion.

Financial Condition

Total Assets

As of March 31, 2003, we had consolidated total assets of ¥6,706.9 billion. This represents a 16.9% decrease from ¥8,069.5 billion as of March 31, 2002. The decrease was due mainly to a reduction in loans and bills discounted, which was offset in part by an increase in securities.

Loan Portfolio

As of March 31, 2003, we had ¥3,502.3 billion in loans and bills discounted. This represented 52.2% of total consolidated assets and a 27.1% decrease from the ¥4,801.9 billion of loans and bills discounted as of March 31, 2002.

Most of our loan portfolio was originated by Shinsei and our domestic subsidiaries. Of those, loans to the financial and insurance industry and the real estate industry constitute close to one half as of March 31, 2003. Over 40% of loans to the real estate industry consist of non-recourse, project finance loans originated since Shinsei's emergence from temporary nationalization. In addition, approximately one-quarter of loans to the finance and insurance industry consist of loans to public sector financial institutions or government-related institutions. The aggregate principal amount of loans to these two industries decreased over 20% from the previous fiscal year-end, but the rate of decline was slower than that of our overall portfolio, resulting in those loans representing a slightly higher percentage of our total loans and bills discounted.

Loans by Borrower Industry (Consolidated)

	Billions of yen (except percentages)			
As of March 31	2003		2002	
Domestic offices (excluding Japan offshore market accounts):				
Manufacturing[1]	¥ 409.2	11.9%	¥ 628.9	13.2%
Agriculture	—	—	0.3	0.0
Forestry	0.0	0.0	0.9	0.0
Fisheries	2.5	0.1	12.0	0.3
Mining	15.6	0.5	23.1	0.5
Construction	36.6	1.1	107.7	2.3
Electric power, gas, heat supply and water supply	248.2	7.2	351.3	7.4
Transportation and communications[2]	/	/	483.4	10.2
Information and communications[1] [2]	58.5	1.7	/	/
Transportation[2]	343.9	10.0	/	/
Wholesale and retail[3]	122.4	3.6	310.7	6.5
Finance and insurance	1,183.6	34.4	1,541.8	32.4
Real estate	531.2	15.4	674.3	14.2
Services[1] [3]	219.7	6.4	390.9	8.2
Local government	80.1	2.3	—	—
Others	189.6	5.5	233.9	4.9
Total domestic (A)	¥3,441.8	100.0%	¥4,759.8	100.0%
Overseas offices (including Japan offshore market accounts):				
Governments	¥ —	—%	¥ —	—%
Financial institutions	—	—	—	—
Others	60.4	100.0	42.0	100.0
Total overseas (B)	¥ 60.4	100.0%	¥ 42.0	100.0%
Total (A+B)	¥3,502.3	—%	¥4,801.9	—%

Notes:
Due to reclassifications mandated by the Ministry of Public Management, Home Affairs, Posts and Telecommunications, starting as of the end of the year ended March 31, 2003, we have recategorized certain loans as follows:
(1) Loans to the publishing industry, formerly classified under "manufacturing," and loans to the movie, information services and broadcasting industries, formerly classified under "services," are now classified under the category "information and communications."
(2) Loans to the transportation industry and the communications industry, formerly classified together under the "transportation and communications" category, are now classified under two new, separate categories: "transportation" and "information and communications."
(3) Loans to restaurants, formerly classified under "wholesale and retail," are now classified under "services."

Loan Maturity

The following table sets forth the composition of Shinsei's non-consolidated loan portfolio by type of interest rate and maturity as of March 31, 2003 and 2002. Fixed-interest loans decreased more than variable-interest loans, while variable-interest loans under three years increased slightly.

Loan Maturity (Non-Consolidated)

	Billions of yen	
As of March 31	2003	2002
Fixed-interest loans:		
One year or less[1]	¥ —	¥ —
More than one year, but no more than three years	334.9	524.0
More than three years, but no more than five years	250.1	282.0
More than five years, but no more than seven years	90.6	153.0
More than seven years	413.8	459.4
Indefinite term	126.0	521.8
Variable-interest loans:		
One year or less[1]	¥ —	¥ —
More than one year, but no more than three years	473.2	445.3
More than three years, but no more than five years	262.1	348.6
More than five years, but no more than seven years	81.1	107.7
More than seven years	58.1	100.2
Indefinite term	67.8	179.4
Total loans:		
One year or less	¥1,514.9	¥1,890.2
More than one year, but no more than three years	808.2	969.4
More than three years, but no more than five years	512.3	630.6
More than five years, but no more than seven years	171.7	260.8
More than seven years	471.9	559.6
Indefinite term	193.8	701.2
Total	¥3,673.1	¥5,012.1

Note:
(1) Loans with maturities of one year or less are not broken down by type of interest rate.

Securities

The following table sets forth the composition of our consolidated portfolio of available-for-sale equity and debt securities and held-to-maturity debt securities as of March 31, 2003. As reflected below, most of the securities in these categories are JGBs, most of which will mature during fiscal 2003, 2006 and 2007.

Securities By Maturity (Consolidated)

	Billions of yen							
	As of March 31, 2003							
	1 year or less	More than 1 year to 3 years	More than 3 years to 5 years	More than 5 years to 7 years	More than 7 years to 10 years	More than 10 years	Unspecified term	Total
Japanese national government bonds	¥658.1	¥14.0	¥493.1	¥ —	¥204.8	¥ —	¥ —	¥1,370.1
Japanese local government bonds	0.0	—	—	0.0	0.0	—	—	0.0
Japanese corporate bonds	2.6	23.8	25.0	10.0	15.3	0.0	—	76.9
Japanese equity securities	—	—	—	—	—	—	4.0	4.0
Foreign bonds and other	4.8	60.9	47.3	47.4	111.4	6.9	3.2	282.0
Total	¥665.6	¥98.7	¥565.4	¥57.4	¥331.6	¥6.9	¥7.2	¥1,733.0

Asset Quality and Disposal of Problem Loans

We classify our obligors and assess our asset quality based on our self-assessment manual developed in accordance with guidelines published by the FSA. We perform our self-assessment quarterly or more frequently. See "Critical Accounting Policies—Reserve for Loan Losses" on page 31. The self-assessment process involves classifying obligors based on their financial condition and then categorizing claims against obligors in order of collection risk. Based on these classifications we establish reserves and disclose our problem loans and other claims using criteria specified in the Financial Revitalization Law. We also disclose our problem loans under a format devised by the Japanese Bankers Association for the disclosure of risk-monitored loans.

The following table compares the scope of each category of claim under the Financial Revitalization Law and each type of risk-monitored loan, as well as the obligor type to which they relate.

Comparison of Categories of Obligors, Claims Under the Financial Revitalization Law and Risk-Monitored Loans

Obligor type	Claims under the Financial Revitalization Law (1)(2)	Risk-monitored loans (1)
Legally bankrupt	Claims against bankrupt and quasi-bankrupt obligors	Loans to bankrupt obligors
Virtually bankrupt		Non-accrual delinquent loans
Possibly bankrupt	Doubtful claims	
(Substandard)	Substandard claims	Loans past due for three months or more
		Restructured loans
	(Other claims against substandard obligors)	
Caution	Normal claims	
Normal		

Notes:
(1) The Financial Revitalization Law requires us to classify and disclose "claims," which include, in addition to loans and bills discounted, foreign exchange claims, securities lent, accrued income and suspense payment in other assets, as well as customers' liabilities for acceptances and guarantees. By comparison, the format devised by the Japanese Bankers Association only classifies, and calls for the disclosure of, certain loans.
(2) Shaded claims denote claims that are considered to be non-performing under the Financial Revitalization Law.

Almost all of our problem loans are held in Shinsei. This discussion of our asset quality presents primarily non-consolidated data.

Amid concerns over the impact of problem loans on the Japanese financial system as a whole, the FSA has conducted two rounds of special inspections of the problem loans of major Japanese banks during the past two fiscal years. In October 2002, the FSA also announced a new "Program for Financial Revival" that has led to more stringent evaluations of claims. This program required banks to use discounted cash flow analyses, among other measures, when providing loan loss reserves against major borrowers with substandard claims. Through the program, the FSA also sought greater scrutiny of the effect of banks' recording large amounts of deferred tax assets on the quality of their regulatory capital. Together with the weak economic conditions in Japan, these measures and banks' responses thereto have contributed to many of Japan's major banks suffering record losses in fiscal 2002. We, however, have been largely unaffected by these measures, recording net income for the third consecutive year and maintaining capital adequacy ratios well over the required minimum. We have also gone well beyond the FSA's requirements for employing the discounted cash flow method, applying it to approximately 90%, by principal amount, of our claims against substandard obligors and possibly bankrupt obligors.

Self-Assessment Guidelines and Reserve Policies

Definition of Obligor Classifications

Obligor classification	Definition
Legally bankrupt (*hatan-saki*)	Obligors who have already gone bankrupt, from a legal and/or formal perspective.
Virtually bankrupt (*jisshitsu hatan-saki*)	Obligors who have not yet gone legally or formally bankrupt but who are substantially bankrupt because they are in serious financial difficulties and are not deemed to be capable of restructuring.
Possibly bankrupt (*hatan kenen-saki*)	Obligors who are not yet bankrupt but are in financial difficulties and are very likely to go bankrupt in the future because they are having difficulty implementing their management improvement plans. This includes obligors who are receiving ongoing support from financial institutions.
Caution (*youchui-saki*)	Obligors who require close attention because there are problems with their borrowings, such as reduced or suspended interest payments, problems with fulfillment, such as substantial postponements of principal or interest payments, or problems with their financial positions as a result of their poor or unstable business conditions. The term "caution obligors" includes "substandard obligors" (*youkanri-saki*), which refers to obligors with "substandard claims," that is, loans past due for more than three months or restructured loans. Claims against caution obligors that are not substandard claims are sometimes referred to as "other claims against caution obligors" (*sono ta youchui-saki*).
Normal (*seijo-saki*)	Obligors whose business conditions are favorable and who are deemed not to have any particular problems in terms of their financial position.

Definitions of Claims Classified Under the Financial Revitalization Law

Category	Definition
Claims against bankrupt and quasi-bankrupt obligors (*hasan kosei saiken oyobi korera ni junzuru saiken*)	Claims against obligors under bankruptcy and similar claims, as provided for under the Bankruptcy Law, the Corporate Reorganization Law, the Civil Rehabilitation Law and similar laws.
Doubtful claims (*kiken saiken*)	Claims against obligors that are not yet in bankruptcy but have experienced deterioration in their financial condition and operating performance and for which there is a high probability of contractual defaults on principal and interest payments.
Substandard claims (*youkanri saiken*)	Loans past due for three months or more and restructured loans, excluding those categorized as claims against bankrupt and quasi-bankrupt obligors or doubtful claims.
Normal claims (*seijo saiken*)	Claims against obligors that are experiencing no particular problems with their financial condition or operating performance, other than claims in any of the three categories above.

Definitions of Categories of Risk-Monitored Loans

- "Loans to bankrupt obligors" (*hatan-saki saiken*) are loans to legally bankrupt obligors.
- "Non-accrual delinquent loans" (*entai-saki saiken*) are loans to virtually bankrupt and possibly bankrupt obligors.
- "Loans past due for three months or more" (*san-ka-getsu ijou entai saiken*) are loans on which principal and/or interest are past due three months or more.
- "Restructured loans" (*kashidashi jouken kanwa saiken*) are loans with lending terms that have been changed in borrower-favorable ways, including reducing interest rates, providing grace periods for repayment and forgiving a portion of the debt.

Reserve Policies

Claims against obligors, as categorized under self-assessment guidelines	Reserve policy
Claims against virtually and legally bankrupt obligors	We either write off directly or make a provision for, in the specific reserve for loan losses, the full amount of the unsecured, unguaranteed portion of the claim.
Claims against possibly bankrupt obligors	For most claims against possibly bankrupt obligors, we make a provision in the specific reserve for loan losses in an amount calculated based on the discounted cash flow method. See "Reserve for Loan Losses" on page 52. For the remaining claims, we make a provision to that reserve for the unsecured, unguaranteed portion of the claims in the amount of the product of that portion and the higher of 70% or the estimated loss ratio, based on historical losses on claims in this category, for the next three years.
Claims against substandard obligors	For most claims against substandard obligors, we make a provision in the general reserve for loan losses in an amount calculated based on the discounted cash flow method. See "Reserve for Loan Losses." For the remaining claims, we make a provision to that reserve for the estimated amount of losses over three years computed based on the expected loss ratio for claims in this category.
Claims against caution obligors, other than claims against substandard obligors	We make a provision, in the general reserve for loan losses, for the estimated amount of losses over the average remaining term of the loans computed based on the expected loss ratio for claims in this category.
Claims against normal obligors	We make a provision, in the general reserve for loan losses, for the estimated amount of losses over a year computed based on the expected loss ratio for claims in this category.

Claims Classified Under the Financial Revitalization Law

Under the Financial Revitalization Law, Japanese banks categorize their total claims in four categories by reference to the nature of the relevant assets. In addition to loans and bills discounted, claims that are subject to disclosure under the Financial Revitalization Law include foreign exchange claims, securities lent, accrued income and suspense payment in other assets, as well as customers' liabilities for acceptances and guarantees.

Disclosure of Claims Classified Under the Financial Revitalization Law

Over its first three years, Shinsei has endeavored to monitor and reduce the amount of problem loans. In particular, we aggressively reduced the amount of problem loans during the past fiscal year. Shinsei's total amount of problem claims as disclosed pursuant to the Financial Revitalization Law decreased ¥880.4 billion, or 79.1%, between March 31, 2002 and 2003. All three categories of problem claims decreased significantly: claims against bankrupt and quasi-bankrupt obligors decreased 88.3% to ¥35.7 billion, doubtful claims decreased 77.5% to ¥99.0 billion, and substandard claims decreased 73.2% to ¥98.4 billion. As a result of these drastic reductions, the ratio of non-performing claims disclosed under the Financial Revitalization Law to total non-consolidated claims as of March 31, 2003 decreased to 5.7%, less than a third of the 20.0% as of March 31, 2002.

Shinsei's other claims against caution obligors totaled ¥249.1 billion as of the end of fiscal 2002, a 55.5% decrease from the ¥560.4 billion as of the end of the previous fiscal year. These claims represented 6.1% of total non-consolidated claims, down from 10.1% as of March 31, 2002.

Since March 2000, one of our overriding goals has been to improve asset quality. To this end, in fiscal 2000 we launched the following remedial processes to identify, manage and resolve problem loans effectively.

- First, we rigorously apply our ratings and self-assessment procedures to properly label each obligor and loan.
- Second, for obligors with relatively low credit quality, particularly those whose financial situation is unstable, we commence early remedial consultation and action, including collections and sale of collateral. We closely review various options, including company restructuring and securitization, which can improve or reduce credit risk, before making a final decision.
- Third, we assign obligors rated as caution obligors or lower to an independent division within Shinsei that specializes in managing the claims of such obligors. We tailor action plans for each obligor based on its particular circumstances and with sensitivity to its particular problems.

The table and graph below show how these strategies have helped reduce the balance of our non-performing loans.

Claims Classified Under the Financial Revitalization Law (Non-Consolidated)

	Billions of yen	
As of March 31	2003	2002
Claims against bankrupt and quasi-bankrupt obligors	¥ 35.7	¥ 306.6
Doubtful claims	99.0	440.1
Substandard claims	98.4	367.0
Total claims disclosed under the Financial Revitalization Law(1)	¥ 233.2	¥1,113.6
Normal claims and claims against caution obligors excluding substandard claims	3,855.0	4,452.0
Total claims	¥4,088.2	¥5,565.6
Ratio of total claims disclosed under the Financial Revitalization Law to total claims	5.7%	20.0%

Note:
(1) Includes loans and bills discounted, customers' liabilities for acceptances and guarantees and other exposure to or in respect of bankrupt and quasi-bankrupt obligors and doubtful claims, as well as loans and bills discounted classified as substandard claims.

Claims Classified Under the Financial Revitalization Law, Reserves and Total Shareholders' Equity


(Billions of yen)
(%)
2,000
1,500
1,000
500
0
240
180
120
60
0
1,864.7
212.4%
866.9
469.8
1,295.9
126.7%
564.2
577.4
1,113.6
120.2%
371.4
617.3
680.3
233.2
216.5
2.4%
3/2000
3/2001
3/2002
3/2003
Claims classified under the Financial Revitalization Law
Reserves
Total shareholders' equity
(Financial Revitalization Law claims–Reserves)/Total shareholders' equity

Coverage Ratios

At the end of fiscal 2002, Shinsei's non-consolidated coverage ratios for claims classified under the Financial Revitalization Law, which is the total of collateral pledged against claims, guarantees for claims and reserve for loan losses, measured against total claims, were 100.0% for claims against bankrupt and quasi-bankrupt obligors, 99.3% for doubtful claims and 90.2% for substandard claims. For all claims classified under the Law, the coverage ratio was 95.5%.

Starting in fiscal 2002, Shinsei began directly writing off, rather than reserving, the portion of claims against virtually and legally bankrupt obligors that are estimated to be uncollectible and ¥15.2 billion of such claims were written off during fiscal 2002.

Coverage Ratios for Non-Performing Claims Disclosed Under the Financial Revitalization Law (Non-Consolidated)

	Billions of yen (except percentages)				
		Amounts of coverage			
	Amount of claims	Reserve for loan losses	Collateral and guarantees[1]	Total	Coverage ratio
As of March 31, 2003:					
Claims against bankrupt and quasi-bankrupt obligors	**¥ 35.7**	**¥ 15.2**	**¥ 20.5**	**¥ 35.7**	**100.0%**
Doubtful claims	**99.0**	**53.4**	**44.8**	**98.3**	**99.3**
Substandard claims	**98.4**	**30.0**	**58.7**	**88.7**	**90.2**
Total	**¥ 233.2**	**¥ 98.7**	**¥124.0**	**¥222.7**	**95.5%**
As of March 31, 2002:					
Claims against bankrupt and quasi-bankrupt obligors	¥ 306.6	¥ 61.6	¥244.9	¥306.5	100.0%
Doubtful claims	440.1	113.0	293.1	406.2	92.3
Substandard claims	367.0	119.8	100.7	220.6	60.1
Total	¥1,113.6	¥294.5	¥638.8	¥933.4	83.8%

Note:
(1) Includes the unreserved portion of claims that have become eligible to be sold back to the DIC pursuant to our cancellation right.

Disposal of Problem Claims

Shinsei uses a variety of methods for removing problem loans from its balance sheet, including sales, collections and the transfer of loans to the DIC pursuant to our cancellation right under the share purchase agreement by which the Japanese government transferred our common shares to private investors. See "Critical Accounting Policies—Reserve for Loan Losses" on page 31. The following table provides a breakdown of disposals of substandard claims, doubtful claims and claims against bankrupt and quasi-bankrupt obligors on a non-consolidated basis:

Reduction of Problem Claims as Disclosed Under the Financial Revitalization Law (Non-Consolidated)

	Billions of yen	
Years ended March 31	2003	2002
Write-off/forgiveness	**¥ 35.2**	¥ 12.2
Sale	**341.3**	2.2
Transferred to the DIC via exercise of cancellation right	**284.5**	500.1
Securitization	**—**	24.5
Collections, net of advances	**219.4**	(356.7)
Total	**¥880.4**	¥ 182.3

Loans with respect to which we have exercised our cancellation right remain on our balance sheet, and continue to be reflected as appropriate in our problem loan disclosure, until the loans are actually transferred to the DIC. We are still engaged in discussions with the DIC regarding the return to it of some of our loans.

In fiscal 2002, we transferred loans to 118 companies with an aggregate principal amount of ¥284.5 billion to the DIC. In fiscal 2001, we transferred loans extended to 127 companies with an aggregate principal amount of ¥500.1 billion.

Changes in Amount of Problem Claims

The table below shows Shinsei's experience during the past two years with the removal of problem claims and the emergence of new claims over recent periods on a non-consolidated basis.

Changes in Amount of Problem Claims (Non-Consolidated)

	Billions of yen			
As of March 31	Substandard claims	Doubtful claims	Claims against bankrupt and quasi-bankrupt obligors	Total
Balance of problem claims at March 31, 2001	¥ 452.9	¥ 370.0	¥ 472.9	¥1,295.9
Claims newly added April 1, 2001 to March 31, 2002	117.9	224.6	89.8	432.4
Claims removed April 1, 2001 to March 31, 2002	(101.0)	(134.2)	(379.4)	(614.7)
Claims migrating between classifications April 1, 2001 to March 31, 2002	(102.8)	(20.4)	123.2	—
Net change	(85.9)	69.9	(166.3)	(182.3)
Balance of problem claims at March 31, 2002	¥ 366.9	¥ 440.0	¥ 306.5	¥1,113.6
Claims newly added April 1, 2002 to March 31, 2003	**55.1**	**43.0**	**1.0**	**99.2**
Claims removed April 1, 2002 to March 31, 2003	**(321.0)**	**(361.4)**	**(297.1)**	**(979.6)**
Claims migrating between classifications April 1, 2002 to March 31, 2003	**(2.7)**	**(22.5)**	**25.2**	**—**
Net change	**(268.5)**	**(341.0)**	**(270.8)**	**(880.4)**
Balance of problem claims at March 31, 2003	**¥ 98.4**	**¥ 99.0**	**¥ 35.7**	**¥ 233.2**

In fiscal 2002, only ¥99.2 billion of claims were newly classified as substandard or worse. During the same period, Shinsei removed ¥979.6 billion of claims in these categories. Sales to third parties and collections accounted for substantially all of the ¥321.0 billion of removed substandard claims. Most of the ¥361.4 billion in removal of doubtful claims was attributable to sales to third parties, but more than half of the ¥297.1 billion removal of claims against bankrupt and quasi-bankrupt obligors was achieved through obligors undergoing the civil rehabilitation process, as well as collections.

During fiscal 2001, while an additional ¥432.4 billion of claims were classified as substandard or worse, we also removed ¥614.7 billion of substandard claims, doubtful claims and claims against bankrupt and quasi-bankrupt obligors. The removal of substandard claims was principally the result of collections, while claims in the other two categories were removed primarily through the transfer of loans to the DIC through the exercise of the cancellation right.

Reserve for Loan Losses

The following table shows a breakdown of our total reserve for loan losses on a non-consolidated basis as of March 31, 2003 and 2002.

Reserve for Loan Losses (Non-Consolidated)

	Billions of yen (except percentages)	
As of March 31	2003	2002
General reserve for loan losses	**¥ 96.5**	¥ 192.3
Specific reserve for loan losses	**119.9**	178.9
Reserve for loans to restructuring countries	**0.0**	0.1
Total reserve for loan losses	**¥ 216.5**	¥ 371.4
Total claims[1]	**¥4,088.2**	¥5,565.6
Ratio of total reserve for loan losses to total claims	**5.3%**	6.7%

Note:
(1) Total claims includes loans and bills discounted, foreign exchange claims, securities lent, accrued income and suspense payment in other assets, as well as customers' liabilities for acceptances and guarantees.

Effective fiscal 2002, we applied the discounted cash flow method in calculating the loan loss reserve amounts for most of our claims against obligors categorized as possibly bankrupt or substandard under our self-assessment guidelines. This entails our reserving the difference between the cash flow out of which principal and interest will be paid, discounted by the originally contracted interest rate on the claim, and the book value of the claim. In cases where it is difficult to reasonably estimate future cash flow, we set aside as reserves the product of the estimated loss ratios on the claims and either the balance of the claims, in the case of claims against substandard obligors, or the unsecured, unguaranteed portion of the claims, in the case of claims against possibly bankrupt obligors.

In fiscal 2002, we applied the discounted cash flow method to 89.8% of our claims against possibly bankrupt obligors and 93.4% of our claims against substandard obligors, in each case by principal amount. As a result, we provided an additional ¥14.7 billion and ¥4.1 billion to the specific and general reserve for loan losses, respectively.

For a discussion of our reserve policies, see "Critical Accounting Policies—Reserve for Loan Losses" on page 31.

Risk-Monitored Loans

We had ¥229.3 billion in consolidated total risk-monitored loans as of March 31, 2003. As was the case regarding total non-performing claims as disclosed under the Financial Revitalization Law, this figure represented a significant decrease, 78.0%, from the balance as of March 31, 2002. Both loans to bankrupt obligors and restructured loans decreased more than 90%, with the ¥357.8 billion decrease in consolidated non-accrual delinquent loans representing the largest decline among the four categories of risk-monitored loans.

The following tables set forth information concerning our consolidated and non-consolidated risk-monitored loans as of March 31, 2003 and 2002.

Risk-Monitored Loans (Consolidated)

	Billions of yen (except percentages)	
As of March 31	2003	2002
Loans and bills discounted	**¥3,502.3**	¥4,801.9
Loans to bankrupt obligors (A)	**13.4**	200.6
Non-accrual delinquent loans (B)	**117.3**	475.2
Total (A)+(B)	**¥ 130.7**	¥ 675.8
Ratio to total loans and bills discounted (%)	**3.7%**	14.0%
Loans past due for three months or more (C)	**¥ 74.3**	¥ 93.5
Restructured loans (D)	**24.2**	274.0
Total risk-monitored loans (A)+(B)+(C)+(D)	**229.3**	1,043.5
Ratio to total loans and bills discounted (%)	**6.5%**	21.7%
Reserve for loan losses	**¥ 216.5**	¥ 370.0
Reserve coverage ratio (%)	**94.4%**	35.4%

Risk-Monitored Loans (Non-Consolidated)

	Billions of yen (except percentages)	
As of March 31	2003	2002
Loans and bills discounted	**¥3,673.1**	¥5,012.1
Loans to bankrupt obligors (A)	**13.2**	200.6
Non-accrual delinquent loans (B)	**116.0**	476.3
Total (A)+(B)	**¥ 129.2**	¥ 677.0
Ratio to total loans and bills discounted (%)	**3.5%**	13.5%
Loans past due for three months or more (C)	**¥ 74.3**	¥ 93.0
Restructured loans (D)	**24.1**	273.9
Total risk-monitored loans (A)+(B)+(C)+(D)	**227.7**	1,044.0
Ratio to total loans and bills discounted (%)	**6.2%**	20.8%
Reserve for loan losses	**¥ 216.5**	¥ 371.4
Reserve coverage ratio (%)	**95.1%**	35.5%

Deferred Tax Assets/Liabilities

Deferred taxes result from differences between taxable income and income before taxes for financial reporting purposes. We record deferred taxes for deductible temporary differences and tax loss carryforwards and evaluate them in accordance with JICPA guidelines. See "Critical Accounting Policies—Valuation of Deferred Tax Assets" on page 34.

Our deferred tax assets are principally attributable to deductible temporary differences, such as reserve for loan losses and tax loss carryforwards. The majority of our deductible temporary differences, particularly our tax loss carryforwards, were originally generated by LTCB prior to and during its temporary nationalization. Since our emergence from temporary nationalization, tax loss carryforwards are generated mainly due to the realization of credit losses for tax purposes. As of March 31, 2003, we had ¥883.2 billion in tax loss carryforwards.

Below is a table indicating when those tax loss carryforwards will expire.

Schedule of Tax Loss Carryforwards

	Billions of yen	
Year tax loss carryforward generated/renewed	Amount	Date of expiry
Fiscal 1998	¥437.4	March 31, 2004
Fiscal 1999	—	—
Fiscal 2000	213.6	March 31, 2006
Fiscal 2001	63.1	March 31, 2007
Fiscal 2002[1]	169.1	March 31, 2008
Total [1]	¥883.2	—

Note:
(1) The amount for fiscal 2002 is a preliminary estimate.

In the event that we generate less taxable income in a given fiscal year than the loss carryforward that will expire at year-end, we will lose the benefit of the unused portion of the expiring loss carryforward.

Fiscal 2001 was the first year in which Shinsei satisfied the various conditions under Japanese GAAP for recording deferred tax assets. As of March 31, 2002, our balance of net deferred tax assets was ¥17.6 billion and this increased to ¥18.4 billion at March 31, 2003.

Funding and Liquidity Management

Managing liquidity risk is an important part of our overall risk management strategy. Successful liquidity management requires having confidence in being able to accommodate all contractual obligations, liability maturities and withdrawals.

Our liquidity management strategy includes:

- maintaining capital in excess of regulatory requirements,
- limiting the use of short-term debt,
- maintaining diverse funding sources, and
- maintaining a portfolio of surplus cash and liquid assets.

We continuously seek to improve our liquidity management strategy and to preserve our strong capital base in order to satisfy our clients' loan requirements and deposit withdrawals as well as to respond to unforeseen situations.

To manage refinancing risk, we focus on developing stable, long-term sources of funds. Deposits and debentures represent the primary sources of funding for Shinsei. In addition, we have also diversified our lender base and our depositor base to limit reliance on any borrower or depositor.

In accordance with its role as a special purpose financial institution in Japan, LTCB, our predecessor entity, relied heavily on domestic bank debentures for funding. Over the past three years, however, we have diversified our funding sources in line with our transformation into a full-service financial institution, particularly by increasing our deposit balances.

The graph below shows changes in the proportion of our funding overall represented by funds raised from debentures and deposits as well as from our collateralized loan obligation program. As seen below, funds from retail deposits have become an increasingly important source of funding.

Diversification by Liability Type


(Billions of yen)
6,000
4,500
3,000
1,500
0
3/2001
9/2001
3/2002
9/2002
3/2003
Retail funding
Corporate funding
Collateralized loan obligations

The graph below shows a maturity ladder for our non-consolidated balance sheet as of March 31, 2003 on a cash settlement basis. As this graph shows, we have strived to manage our liquidity risk by managing our liability maturities in light of our asset maturities.

Contractual Maturity Gap Profile


(Billions of yen)
3,000
1,500
0
-1,500
-3,000
2003
2004
2005
2006
2007
Assets
Liabilities
Fiscal year

Deposits

Deposits constitute our largest source of funds. As of March 31, 2003, we had deposits, including negotiable certificates of deposit, of ¥2,576.9 billion, which constituted 42.8% of total liabilities and represented a 14.0% increase compared with March 31, 2002. In particular, retail deposits increased more than ¥600 billion in fiscal 2002, reflecting both the successful implementation of our strategy to place greater emphasis on deposits in funding, as well as the continued growth of our retail banking business. Most of our deposits and all of our negotiable certificates of deposit are from domestic corporate and individual customers, and are denominated in yen.

The following table sets forth the composition of our time deposits, all of which paid fixed interest rates, by remaining maturity as of March 31, 2003 and 2002.

Time Deposits by Maturity (Consolidated)

	Billions of yen	
As of March 31	2003	2002
Less than three months[1]	¥ 311.1	¥ 389.7
Three months or more, but less than six months	197.5	58.6
Six months or more, but less than one year	317.7	257.1
One year or more, but less than two years	30.2	145.5
Two years or more, but less than three years	13.8	24.2
Three years or more	666.5	364.2
Total	¥1,537.0	¥1,239.5

Note:
(1) Includes time deposits that have matured but not yet been paid.

Debentures

As at March 31, 2003, we had ¥1,913.5 billion in debentures outstanding, including ¥28.5 billion of subordinated bonds. This represented 31.7% of our consolidated total liabilities and constituted a decline of 31.3% from the previous year. Other than subordinated bonds, debentures are issued with terms of one, two, three and five years.

As of March 31, 2003, scheduled repayments of debentures over the next five years were as follows:

Maturity Schedule of Debentures, Including Subordinated Bonds (Consolidated)

Year ending March 31	Billions of yen
2004	¥1,047.2
2005	314.0
2006	240.7
2007	155.8
2008 and thereafter	155.7
Total debentures	¥1,913.5

While we will continue to issue debentures where we are able to minimize funding costs, we will also continue diversifying our funding sources given our increasing ability to raise funds through other means, such as deposits.

Other

Securitization of loans and other assets is another important component of our funding strategy. In fiscal 2001, we established a collateralized loan obligation program under which we receive the net proceeds from the issuance of notes that are backed by interests in loans we have transferred to a master trust. As of March 31, 2003, there were ¥300.2 billion in such asset-backed notes outstanding. We intend to continue to use securitization as a component of our overall funding strategy. See "Off-Balance Sheet Arrangements—Collateralized Loan Obligation Program" on page 59.

We have also established a euro medium-term note program, under which we can issue up to U.S.$5 billion in notes of varying terms. To date, we have not issued any notes under the program.

Credit Ratings

Our borrowing costs and ability to raise funds are impacted directly by our credit ratings and changes thereto. Shinsei's credit ratings are shown in the table below.

Shinsei Credit Ratings as of June 2003

Rating agency	Long-term	Short-term
Moody's	Deposits: Baa2	
	Senior debt: Baa3	P-2
Standard & Poor's	BBB	A-3
Fitch	BBB	F2
R&I	BBB+	—

Our current ratings as of June 2003 reflect rating upgrades given to Shinsei by Standard & Poor's and R&I since the beginning of fiscal 2003. We believe these rating upgrades will help decrease our funding costs and facilitate our liquidity risk management.

Asset Liability Management ("ALM")

We have established an ALM Committee to manage our assets and liabilities comprehensively and strategically. The committee meets monthly to determine and review policies for managing market and liquidity risk, as well as to set risk limits for both our banking and trading activities. The CEO is the chair of the committee, while other members include group heads and general managers of divisions whose operations are closely related to balance sheet management. The CEO retains final decision-making authority over policy relating to ALM.

ALM Methodology

We take an integrated approach to manage interest rate risk, incorporating both on-balance sheet transactions, such as lending activities, and off-balance sheet transactions, such as swaps. We analyze and manage risk both in terms of fair market value and profit or loss for a given accounting period.

We set limits for fair market value risk according to the basis point value ("Bpv") method, whereby risk arising from interest rate fluctuation is restricted to a predetermined proportion of our shareholders' equity.

For profit or loss within a specific period, risk limits are set based on net interest income. Our future balance sheet is estimated by constructing a hypothetical model that includes expected rollover of lending and deposits, together with information from our current balance sheet and operational plans. Net interest income simulations are carried out using various statistically generated scenarios for market interest rate fluctuations. Based on these calculations, fluctuations of net interest income over a year are restricted to a predetermined range, with the objective of stabilizing interest income and expenses.

Bpv Method

The Bpv method measures the risk of changes in fair market value due to fluctuations in interest rates. For example, 10 Bpv means the change of fair market value when interest rates move 10 basis points, or 0.1%. The table below shows the impact on the value of our on-balance sheet and off-balance sheet items for the maturities shown when interest rates move 10 basis points.

Impact of a 10 Basis Point Movement on Fair Market Value (Non-Consolidated)

	Billions of yen					
	As of March 31, 2003					
	Three months or less	Six months or less	Over six months to one year	Over one year to three years	Over three years	Total
On-balance sheet	¥0.0	¥0.1	¥(0.1)	¥(0.3)	¥ 2.2	¥ 1.9
Off-balance sheet	0.0	0.1	0.1	0.1	(1.4)	(1.1)
Total	¥0.0	¥0.2	¥ 0.0	¥(0.2)	¥ 0.8	¥ 0.8

Note: Positive figures indicate where a decline in interest rates will result in an increase in fair market value. Negative figures indicate where a decline in interest rates will result in a decrease in fair market value.

Contractual Cash Obligations

The following table shows a summary of our primary consolidated contractual cash obligations at March 31, 2003.

Contractual Cash Obligations (Consolidated)

	Billions of yen		
	Payments due by period		
	1 year or less	Over 1 year	Total
Long-term debt	¥3.4	¥333.4	¥336.8
Capital lease obligations	0.0	0.1	0.2
Total	¥3.5	¥333.5	¥337.1

Off-Balance Sheet Arrangements

We use off-balance sheet arrangements in the ordinary course of business, including in our securitization and financing businesses as well as to manage our own liquidity risk. The following is a discussion of the various off-balance sheet arrangements we use.

Securitization

One aspect of our securitization business involves our repackaging of assets purchased by special purpose entities that we establish into new financial instruments. Assets purchased range from relatively small and homogeneous credit-card loans and residential loans to non-performing loans on which collection depends on selling the collateral. Repackaging the assets generally entails analyzing the cash flows from them, using various means to rearrange the timing and order of cash flows, and then combining them with other cash flows to create new financial instruments that can be tailored to meet the demands of a broad range of investors.

Often the assets are repackaged into residual, or subordinated, interests, which are the first to suffer any losses as a result of any decline in the value of the underlying assets, and senior interests. In instances where we repackage assets on our own initiative, rather than for our customers, we generally retain the residual interests and either sell the senior interests immediately to third parties or hold them temporarily before placing them with investors. We manage the risk on the residual interests by providing valuation allowances for them, taking into consideration how much we believe we will be able to collect on the underlying assets. Revenues on these transactions consist of gains on sales of the repackaged senior interests, transaction arrangement fees received from the originators of the assets, fees for underwriting the senior instruments, and returns on the residual interests.

For the year ended March 31, 2003, we arranged three transactions of this nature, repackaging financial assets into ¥139.3 billion in aggregate principal amount of debt securities distributed to third-party investors. As of March 31, 2003, we held ¥4.8 billion of residual interests, net of valuation allowances. Those residual interests are included principally in money held in trust.

We also securitize customers' assets on their behalf, drawing on our know-how and experience in establishing securitization vehicles tailored to accommodate clients' needs, structuring credit enhancements and locating investors for the securities to be issued. On these transactions, our customers, rather than we, retain the residual interests and the related risk of loss on them. We generally place the senior securities issued in these transactions to third-party investors. We may choose, however, to acquire temporarily a portion of these senior securities for later sale. We often structure financial arrangements, including repackaging, that enhance the liquidity of the senior securities that we have temporarily acquired in order to attract third-party investors. As of March 31, 2003, we temporarily held ¥128.6 billion in senior securities from these transactions for the reason mentioned above. These securities are recorded at fair value.

Our revenue on these transactions consists of fees, generally fixed, for arranging the transaction and for underwriting the sale of the financial instruments. We typically record those fees as having been received at the completion of all arrangements for the customer.

For the year ended March 31, 2003, we arranged 16 securitization transactions, including the three repackaging transactions mentioned above and the four sales of Class A certificates under our collateralized loan obligation program as discussed in "Collateralized Loan Obligation Program" below. In connection with these 16 transactions, Shinsei Trust & Banking Co., Ltd., a wholly owned subsidiary of Shinsei, became the trustee of ¥459.0 billion of assets.

We believe demand among investors for these kinds of repackaged financial instruments is growing steadily. We also believe that, as many Japanese corporations continue to diversify their funding sources, the interest in securitization services will continue to increase as well. We therefore expect securitization will become an increasingly important part of our institutional banking business.

Collateralized Loan Obligation Program

We employ the financial engineering skills developed in our securitization business for our funding purposes through a collateralized loan obligation program. Shinsei places a portion of its performing loans to corporate customers in a master trust handled by Shinsei Trust & Banking. The trust then issues several classes of beneficial certificates backed by those loans. Class A certificates are sold to special purpose entities that issue notes backed by the certificates to third-party investors, while Class B and Class C certificates serve as credit enhancement and are retained initially by Shinsei. Selling the Class A certificates results in the underlying assets being deemed to have been sold.

As of March 31, 2003, ¥1,214.7 billion in loans had been placed in the trust. Of those, ¥411.7 billion were securitized as beneficial certificates and ¥300.2 billion of notes, secured by Class A certificates, had been sold to third-party investors. As of the same date, Shinsei retained ¥113.6 billion in beneficial certificates, which are recorded in loans and bills discounted. In accordance with its self-assessment procedures and reserve policies, we have provided ¥13.0 billion in reserve for loan losses over all of the underlying loans in the master trust for the purpose of absorbing credit losses on those loans.

Loan Participations

We have sold or transferred participation interests in certain of our loans. Loan participation involves the original lender under the loans transferring economic interests in the loan to others, while the original lender retains title to the loan itself. Under Japanese GAAP, if a participant is deemed to have obtained substantially all of the economic interest in and risks of the loans, the original lender may remove the loans from its balance sheet.

For the year ended March 31, 2003, the total principal amount of participation interests in loans transferred to third parties was ¥257.1 billion.

Off-Balance Sheet Arrangements to Extend Credit, Acceptances and Guarantees

We have off-balance sheet commitments to extend credit to customers in consideration of which we receive fees. As of March 31, 2003, we had ¥1,009.5 billion of these commitments, of which ¥908.9 billion of them had agreement terms of less than one year.

In addition, we provide acceptances and guarantees, which include lines and letters of credit and guarantees on customers' borrowings from other creditors. These acceptances and guarantees require us to satisfy our customers' obligations in the event they fail to do so, although we would have a claim for reimbursement against them. Under Japanese GAAP for banks, these commitments are deemed to be both contingent assets and liabilities, and are recorded as both assets and liabilities in the amount of the principal amount of the acceptances and guarantees. We record the fees we earn from providing acceptances and guarantees on an accrual basis. As of March 31, 2003, we had ¥50.5 billion of outstanding acceptances and guarantees.

Capital Resources and Adequacy

Shareholders' Equity

Continued weakness of the Japanese economy and the incurrence of substantial losses reduced the shareholders' equity of many of Japan's largest banks during fiscal 2002. In contrast, our shareholders' equity has actually grown: consolidated total shareholders' equity as of March 31, 2003 was 9.0% larger than as of the previous fiscal year-end.

Beginning from fiscal 2000, shareholders' equity is adjusted for net unrealized gains on securities available-for-sale, net of taxes. As of March 31, 2003, there were ¥13.2 billion in such gains, an increase of 128.7% compared with the prior year.

Shinsei currently intends to pay dividends on its two classes of preferred stock as scheduled. Shinsei currently also intends to pay stable dividends on its common shares, but in determining the amount to be paid each year will take into consideration a number of factors, including performance measures such as profitability, management projections regarding future performance, its cash requirements (including capital expenditure and investment plans), any statutory and other restrictions on the payment of dividends, and the need to maintain a sound asset base for operations. In addition, the policies of the Financial Reconstruction Commission require Shinsei to ensure, in principle, that the dividend ratio for its common stock is no higher than that of either class of its preferred stock. In June 2003, Shinsei paid dividends for fiscal 2002 of ¥13.00 per share of Series 2 preferred stock, ¥4.84 per share of Series 3 preferred stock and ¥1.11 per share of common stock. The ¥1.11 per share amount is not adjusted for a 1-for-2 reverse stock split of our common stock that was consummated on July 29, 2003.

Capital Ratios

The FSA's bank capital guidelines are based on the risk-adjusted approach developed by the Basle Committee on Banking Regulations and Supervisory Practices of the Bank for International Settlements. The FSA's guidelines are similar to those issued by other central bank regulators and the differences reflect the FSA's implementation of the BIS's approach in a manner designed to suit the Japanese banking environment. We continuously monitor our risk-adjusted capital ratios closely and manage our operations in light of the capital ratio requirements.

Our capital adequacy ratio as of March 31, 2003 was 20.10%, compared with 17.04% as of March 31, 2002. While Tier II capital decreased, mainly due to the repayment of subordinated debt, the increase in Tier I capital due primarily to fiscal 2002 net income as well as the overall decrease in risk assets as the result of our efforts to reduce our problem loan balance caused our capital ratio to increase. Our Tier I capital ratio, or the ratio of Tier I capital to risk assets, also increased from 10.67% as of the end of fiscal 2001 to 14.27% as of the end of fiscal 2002. The amount of our net deferred taxes represented 2.8% of our Tier I capital as of March 31, 2003 and 2.9% of our Tier I capital as of March 31, 2002.

Consolidated Capital Ratios

	Billions of yen (except percentages)	
As of March 31	2003	2002
Basic items (Tier I):		
Capital stock	¥ 451.2	¥ 451.2
Total Tier I (A)	659.8	614.3
Supplementary items (Tier II):		
General reserve for loan losses	28.8	35.9
Perpetual subordinated debt and bonds	235.8	292.8
Non-perpetual subordinated debt and bonds	8.5	39.3
Total	¥ 273.3	¥ 368.1
(Amount eligible for inclusion in capital) (B)[(1)]	¥ 273.3	¥ 368.1
Deduction (C)	3.6	0.6
Total capital (D) [(A) + (B) – (C)]	¥ 929.5	¥ 981.8
Risk assets:		
On-balance sheet items	¥4,084.2	¥5,270.1
Off-balance sheet items	538.5	489.0
Total (E)	¥4,622.8	¥5,759.2
Consolidated capital adequacy ratio (D) / (E) (%)	20.10%	17.04%
Consolidated Tier I capital ratio (A) / (E) (%)	14.27	10.67

Note:
(1) Tier II capital may not constitute more than Tier I capital.

Composition of Tier I Capital

Shinsei has issued two series of preferred stock. All shares of Series 2 preferred stock were initially issued to the RCC by LTCB. Banks that received public funds were also encouraged to redeem such shares in the future after improving their financial position. Upon LTCB's temporary nationalization, the RCC transferred those shares to the DIC. At the time of sale of LTCB to Shinsei's current owners, a portion of the Series 2 preferred shares was redeemed without any consideration paid and cancelled. The DIC continues to own the remaining 74,528,000 shares. At the same time, Shinsei issued 600,000,000 new shares of Series 3 preferred stock to the RCC.

As holders of our preferred shares, the DIC and the RCC are entitled to receive annual dividends and distribution of residual assets of Shinsei as set out below in priority to holders of common shares but *pari passu* among themselves.

Dividends and Distribution Amounts on Shares of Preferred Stock

	Yen per share	
Class of preferred shares	Amount of annual dividend	Amount of distribution of residual assets
Series 2 preferred shares	¥13.00	¥1,300
Series 3 preferred shares	4.84	400

Shinsei may pay up to one-half of the annual dividend payable on each class of preferred shares as an interim dividend. Dividends on the preferred shares are not cumulative. As long as the preferred dividend is paid, holders of preferred shares are not entitled to vote at a general meeting of shareholders. If the preferred dividend is not paid, preferred shares vote on a one-to-one basis with common shares on all matters.

On June 25, 2003, Shinsei's common shareholders approved a 1-for-2 reverse stock split, which was consummated on July 29, 2003. The conversion prices for the Series 2 and Series 3 preferred shares described below reflect the adjustments made to them due to the reverse stock split. See Note 21 of the Notes to Consolidated Financial Statements.

The Series 2 preferred shares are convertible into common shares at the option of the holder at a conversion price of ¥360 per share. They become mandatorily convertible on April 1, 2008, at the number of common shares calculated by dividing ¥1,300 by the average market price per common share during a certain period preceding April 1, 2008, with a maximum of two common shares per Series 2 preferred share.

The Series 3 preferred shares cannot be converted by their holder until August 1, 2005. Any remaining Series 3 preferred shares will be mandatorily exchanged with common shares on August 1, 2007. The Series 3 preferred shares shall be converted into the number of common shares calculated by dividing ¥400 by the average market price per share during a certain period preceding August 1, 2005, 2006 or 2007, as applicable (or, if the common shares are not yet publicly traded, the total amount of shareholders' equity, excluding preferred stock, per diluted common share). At no time, however, shall the conversion price be less than ¥600 or more than ¥800.

Other material terms of the preferred shares are set forth in Note 21 of the Notes to Consolidated Financial Statements.

Composition of Tier II Capital

The principal component of our Tier II capital is subordinated debt. As of March 31, 2003, we had ¥232.0 billion in subordinated debt from private lenders, ¥213.0 billion of which were perpetual loans. On March 31, 2003, we repaid the remaining ¥46.6 billion in subordinated debt outstanding from the RCC. As a result, none of our Tier II capital now consists of public funds.

Other elements of Tier II capital include subordinated bonds and our general reserve for loan losses. Tier II capital is subject to the limitation that it cannot exceed the amount of Tier I capital. Subject to that ceiling, the entire amount of perpetual subordinated debt and bonds is included in Tier II capital.

The table below shows the amount of our subordinated bonds and debt, as well as the portion of them included in our Tier II capital.

Subordinated Debt and Bonds

	Billions of yen				
	As of March 31, 2003				
	Perpetual	Non-perpetual	Non-perpetual included in Tier II	Total	Total included in Tier II
Subordinated debt	¥213.0	¥19.0	¥3.8	¥232.0	¥216.8
Subordinated bonds	22.8	5.5	4.7	28.4	27.6
Total	¥235.8	¥24.5	¥8.5	¥260.4	¥244.4

	Billions of yen				
	As of March 31, 2002				
	Perpetual	Non-perpetual	Non-perpetual included in Tier II	Total	Total included in Tier II
Subordinated debt	¥259.6	¥ 90.0	¥18.6	¥349.6	¥278.2
Subordinated bonds	33.2	21.1	20.7	54.3	53.9
Total	¥292.8	¥111.1	¥39.3	¥403.9	¥332.1

Interest rates on ¥129.0 billion of our subordinated debt will increase in October 2005. Interest rates on another ¥75.0 billion of subordinated debt will increase in April 2007. Interest rates on the balance of our subordinated debt as of March 31, 2003, as well as all of our subordinated bonds, will increase from time to time between November 2003 through November 2007.

Risk Policy and Management

Corporate Governance and Risk Management

Overview

Our corporate governance and risk management framework enables us to manage all major aspects of our business through a coherent and well-integrated process. A robust analytical structure, accompanied by diligent surveillance and oversight, is used to evaluate and monitor risks and returns to produce sustainable revenue, reduce earnings volatility and increase shareholder value.

We have established a corporate governance and risk management structure that separates the business management function from the monitoring function. Our management structure is shown below:


Corporate Governance
Board of Directors
Function:
• Appoint management to lead business operations
• Make high-level decisions regarding business and strategy
• Evaluate and monitor the management team
Members:
• Four executive directors and 11 independent non-executive directors
Nomination and Compensation Committee
Function:
• Make decisions regarding executive officer nominations, performance evaluations and compensation
Members:
• One executive director and three non-executive directors
Audit Committee
Function:
• Strengthen Shinsei's internal audit function
Members:
• Two non-executive directors and three statutory auditors
Board of Statutory Auditors
Function:
• Consult and resolve all material matters related to audits
Members:
• Three statutory auditors
Management
Management Committee
• Decision making for key business and operational issues
ALM Committee
• Policy and decision making for medium-to-long-term ALM and balance sheet structure
Compliance Committee
• Compliance issues critical for Japan, including areas such as the Antimonopoly Law, information management and prevention of money laundering
Risk/Investment Committee, Credit Committee
• Portfolio structure, risk/capital allocation and investment/credit decision making
New Business/Product Committee
• New and non-standard businesses and products

Committees

We maintain several executive committees under the leadership of the CEO and corporate executive officers. The major committees are listed below.

The **ALM Committee**, as well as its subcommittee, the **Market Risk Management Committee**, reviews our balance sheet and asset–liability structure, cash liquidity and risk versus return of our trading portfolio. It also reviews and approves the analytical methodologies and parameters for liquidity and market risk analytics.

The **Compliance Committee** coordinates and resolves compliance issues relating to such matters as antitrust law, information management and the prevention of money laundering.

The **Risk/Investment Committee** establishes long-term strategy and short-term operating plans, determining overall risk appetite through capital allocation and aggregate risk levels. It also approves and reviews activities outside the normal course of our institutional and retail banking businesses. The committee compares actual performance to plans, using established performance measures, as well as actual risk levels against forecast levels. The committee also focuses on franchise, regulatory and reputation risks.

The **Credit Committee** establishes corporate credit practices and limits, including industry and country concentration limits, dictates approval requirements and authority, and handles exceptions. It approves major credit transactions for institutional customers and reviews asset quality results versus plans, portfolio concentrations and the adequacy of reserves. It is also responsible for reviewing and approving the analytical methodologies and parameters for credit risk analytics.

The **New Business/Product Committee** reviews proposals for new businesses and products though a rigorous process that confirms that the full range of quantitative and qualitative risks has been considered, and that mitigants or controls have been established as necessary.

These committees are intended to be the operating arms of our Board and Management Committee. While each committee has specific objectives, the common objectives, mission and mandate of all of them are to:

- delegate authority,
- clarify definitions, policies, metrics, processes and procedures relating to specific risks,
- be highly sensitive to qualitative risks, in particular regulatory and franchise risks, offering guidance to management concerning them, and establishing procedures to mitigate them, and
- ensure a decentralized internal organization and authority structure that enables the discovery, management and mitigation of risks on a day-to-day basis, in line with our strategic objectives.

Risk Management—Governing Principles

Our *Risk Management Policy* defines risk management as the discipline of evaluating our risks, defining policies and practices that balance risk and return, and implementing the infrastructure and authority to ensure compliance with principles, policies and procedures. So defined, the term "risk management" selectively includes the related disciplines of compliance, audit and self-assessment/ inspection.

The *Policy* states three objectives:

- to establish and enhance Shinsei's credit standing,
- to optimize capital usage, and
- to create a strategic management tool.

Risk Capital Management

We use risk capital to provide a consistent, uniform and well-understood measure of risk and performance across different activities. Generally, risk capital is defined as the worst-case economic amount by which a portfolio or business may deviate from its expected financial performance as a result of unexpected, adverse events or movements in factors that affect value. Accordingly, risk capital is the excess of the economic loss in the unexpected, worst case over the estimated average loss. Risk capital analysis requires two parameters: time horizon and confidence level. With respect to time horizon, the time required for a change in position differs for each category of risk. The longest time horizon, or the conceptual period required to effectively alter portfolio parameters, is that of credit risk, which we estimate at one year. To enable us to compare different businesses by using one common measure, a time horizon of one year is therefore used for the entire business. Rigorous analytical techniques are used to "normalize" different businesses to this time horizon. The confidence level is a management decision, based on our rating objective.

We presently calculate risk capital for the following six risk categories: (1) credit risk, (2) equities/investment risk, (3) market risk, (4) interest rate risk, (5) liquidity risk, and (6) operational risk. We have developed specific analytical methodologies for each risk category.

Credit Risk Management

Our model for credit risk management is focused on (1) securing adequate return on risk, (2) avoiding concentrations to particular sectors or obligors, and (3) managing the credit portfolio with an awareness of potential losses under a worst-case scenario.

In line with this, we have established processes as follows:

Credit Ratings: Our methodology introduced in fiscal 2000 labels each obligor through neural network analytics, with verification through risk management review. All ratings are updated on an ongoing basis with refined models and new financial data.

Default Analytics: Our historical default and migration data as well as rating agency statistics are coupled with management's judgment concerning default probability. This process was introduced during fiscal 2001.

Facility Ratings: Facility ratings incorporate the full range of risk mitigants to equate varying transactions based on expected loss. This process was introduced during fiscal 2001.

Pricing Guidelines: Pricing thresholds are based on appropriate credit, funding and economic capital factors. Introduced in fiscal 2001, these guidelines are continuously updated based on additional data and concepts.

Approval Process: Our transaction approval process, in place since May 2001, provides multiple levels of approval based on various key credit sensitivities such as group exposure, group credit standing, amount, tenor and facility rating.

Credit Concentration Guidelines: We have implemented industry concentration limits, obligor group concentration guidelines, as well as effective review and countermeasures for when the guidelines are exceeded. This process has been in place since October 2001.

Risk Capital: We have implemented a bankwide process to measure true risk and risk/return by sector and product, thereby creating a resource monitoring and allocation tool.

Core Credit Policies

We have fully revised our core credit policies, making use of our experience since March 2000. These policies apply to our business with corporate, financial institution and government clients, and detail standards for the key components of the credit process: origination/approval, documentation, monitoring/management, problem recognition, remedial management and portfolio management.

Lending Guidelines

We continued to refine our credit discipline in fiscal 2002 by introducing a new set of lending guidelines. These guidelines are a comprehensive set of recommended structures and disciplines that relationship managers and credit officers are required to follow when structuring new loan transactions.

The guidelines provide detailed recommendations on acceptable terms, interest rates, fees, amortization schedules, collateral, covenants and documentation for each class of credit risk, as well as specific procedures for communicating terms and conditions to customers. The guidelines also require a compelling explanation from senior credit officers when our standard pricing or structures cannot be achieved. Relationship managers and officers are required to improve our risk profile at every opportunity.

Concentration Limits

Concentration limits insulate our credit portfolio against shock, in particular shock resulting from systemic events in an industry or among groups of companies. Concentration limits therefore deal with events outside the normal range of occurrences, rather than systematic risk.

We currently use concentration limits to monitor two kinds of concentration:

Industry Concentration Limits. The purpose of industry concentration limits is to ensure management is alerted, and appropriate questions are raised, when exposure to one particular industry increases rapidly.

Group Concentration Limits. The primary purpose of group concentration limits is to guard against "event risk," that is, to ensure that even in the case of a sudden degradation in our obligors' credit quality through rapid business deterioration, or the occurrence of a highly unexpected event, including fraud or catastrophe, our business will not be critically impaired. Event risk is defined as any unexpected loss arising for reasons not realistically reflected in analyses of the historic default statistics, such as events independent of risk rating, statistical estimation error in default rates for classes of claims with low numbers of historic defaults and misrated obligors.

Market Risk

Market risk, which is the risk associated with changes in the value of financial instruments from fluctuations in exchange rates, interest rates, stock prices and other market-determined price mechanisms, is inherent in all assets and liabilities, as well as off-balance sheet transactions.

Policies

We manage market risk by segregating the overall balance sheet into a trading book and a banking book. The ALM Committee, chaired by the CEO, is the senior review and decision-making body for the management of all market risks related to ALM, and the banking and trading books. The actual risk limits for ALM as well as trading, such as the value-at-risk ("VaR") method, are approved by our Board of Directors. The VaR method is a procedure for estimating the probability of portfolio losses exceeding some specified proportion based on a statistical analysis of historical market price trends, correlations and volatilities.

The Market Risk Management Committee serves as an arm of the ALM Committee and is chaired by the Head of Risk Management, with senior representatives from all related disciplines, including the Chief Financial Officer. The committee meets weekly to review detailed risk and liquidity reports from the Market Risk Management Division.

Framework and Organization

The Markets Division manages both asset/liability risk arising from normal banking operations and the active risk from trading operations in financial markets. Each unit within the Markets Division is assigned overall risk limits through the allocation of risk exposure limits and loss limits.

The Market Risk Management Division is responsible for the objective and timely recognition, monitoring and reporting of market risk in both our trading and banking operations. In addition to reporting risk information to management, administrative divisions and front office units, it carries out regular risk analyses and recommendations.

In actual trading operations, the transaction execution sections, operations sections and risk management sections function independently, establishing a system of effective checks and balances.

Quantification of Market Risk

We have built a system capable of facilitating the recognition and management of risk by quantifying market risk frequently, tracking it objectively and visually, and making adjustments according to market trends.

Market risk management involves the continual repetition of a five-step process. The first step is the construction of a transaction information database. The second step is data classification according to risk unit. The third step is risk quantification grouped by risk characteristics and risk unit. The fourth step is risk position summarization and reporting, and the fifth step is the assessment of a reported risk position and implementation of necessary adjustments. To obtain a precise picture of the current risk position, transaction data must be accurate and complete. Measurement definitions must be valid and valuation criteria such as rates and prices must be reliable. We have introduced a market risk measurement system that meets all of these requirements.

Trading Book

Methodology: We use the VaR method in our trading operations. The validity of the VaR model is verified through back testing, which examines how frequently actual daily profit or loss exceeds daily VaR for a one-day holding period. Back testing of the sample data for the year ended March 31, 2003 confirmed the continued reliability of our VaR model.

Actual Daily VaR

(1 day holding period, 2.33 standard deviations)

	Millions of yen					
	2003			2002		
Years ended March 31	Average	Maximum	Minimum	Average	Maximum	Minimum
	¥200	¥456	¥78	¥177	¥379	¥28

VaR and Daily Profit or Loss (Back-Testing of Trading Operations)

(Millions of yen) (Year ended March 31, 2003)


800
700
600
500
400
300
200
100
0
-100
-200
-300
-400
-500
2002/4/1
2002/5/31
2002/7/31
2002/9/30
2002/11/29
2003/1/31
2003/3/31
Absolute value of daily profit or loss
VaR

Back-Testing on the VaR Model Applied to the Trading Division's Transactions

Back-testing involves comparing the actual losses and profits to estimated VaR to confirm the reliability of the VaR method.

Assumptions of Shinsei's VaR Model

Method:	variance-covariance
Confidence interval:	2.33 standard deviations (99% confidence interval)
Holding period:	one day
Number of days of observations:	250
Coverage:	trading divisions
Number of data points:	approximately 850 per day

***VaR Method**

The VaR method forecasts statistically the maximum loss and risk that may be sustained based on estimates of the degree to which the fair value of the overall portfolio may be impaired, with a specified holding period and probability, based on analysis of past data on market fluctuations.

Histgram of Daily Trading-Related Revenue


(Number of days)
(Year ended March 31, 2003)
70
60
50
40
30
20
10
0
0
1
1
1
3
5
12
28
44
66
43
26
7
2
3
1
1
-400
-350
-300
-250
-200
-150
-100
-50
0
50
100
150
200
250
300
350
400
Revenue (Millions of yen)

Trading Activity: Our trading activity is carried out mainly on behalf of customers, although we also engage in proprietary trading activity. The allocated risk capital for proprietary trading is less than 5% of total allocated risk capital.

Limit-Setting Process: Setting limits is important for appropriate risk control within Shinsei. Loss limits and VaR limits are approved by the Board and delegated to the CEO. The CEO sets limits for business heads, who in turn assign limits to risk takers.

Mark-Down for Trading Assets: Trading assets are normally measured by market price, yields and rates. However, the value of assets may be affected by credit risk or market liquidity risk. We use two methods to mark down the value of trading assets as necessary to reflect those risks in our financial statements.

- We record provisions for losses on derivative transactions according to obligor classifications in the same manner as on-balance transactions by taking into account current exposures as well as potential future exposures.
- We record costs for disposing of and reconstructing market-related positions centered on bid and offer costs as provisions related to market liquidity risk for derivative-related transactions in trading accounts.

Banking Book

Methodology: We use as principal risk indicators the Bpv method and net interest income ("NII") volatility in our banking operations.

The Bpv method measures the risk of changes in fair market value resulting from fluctuations in interest rates. NII volatility measures the risk of changes in net interest income during a specified period, usually one year, due to fluctuations in interest rates.

Risk Limits for Banking Operations: Risk limits for banking operations are determined based on balance sheet structure and the profitability of our traditional banking activities.

The amount of risk capital is the most important factor in determining the risk limit under the Bpv method, while the NII volatility limit is determined by profitability.

New Products

We initiate new businesses, products and transactions under a disciplined and well defined launch and management process. The process is coordinated through the New Business/Product Committee. Members of this committee include product specialists and representatives from support areas responsible for products. The New Business/ Product Committee ensures that the product's strategy and potential are in balance, legal, compliance, accounting, tax and other key considerations are addressed, and internal controls and procedures are in place in delivering the product.

The result of this effort is a Product Program, which describes the policy and processes for each new product initiative. The Product Program defines the strategic intent, investment parameters, delivery process, approval process, risk management guidelines, ongoing monitoring procedures and the risk appetite for holding originated assets on our balance sheet. The New Business/Product Committee and the Management Committee approve new Product Programs. The Risk/Investment Committee approves the risk limits and designates the approval authority associated with each Product Program.

Transactions within a Product Program are assessed by the product specialists and reviewed by the Risk Management Group. Through the Product Program process, the product specialists and the Risk Management Group monitor all transactions. On a monthly basis, the product specialists report on Product Program status to the Risk Management Group. In turn, the Risk Management Group provides a quarterly update of Product Programs to the Risk/Investment Committee. Overall limits are reviewed by the Risk/Investment Committee on an ongoing basis.

Liquidity Risk

Our ALM Committee is the senior review and decision-making body for the management of liquidity risk. The ALM Committee determines the overall limit for liquidity risk by establishing the short-term liquidity gap structure limits and minimum liquidity reserve levels. A liquidity gap structure and a minimum reserve are the principal management tools we use to monitor and manage liquidity.

Our *Liquidity Management Policy*, reviewed and approved periodically by the ALM Committee, stipulates the guidelines and norms for appropriate liquidity risk management.

To quantify liquidity risk, we have developed three liquidity forecast models:

- Business as usual model: This model forecasts the liquidity situation on an ongoing basis. The output of this model is an estimate of the funds we need to raise under normal circumstances.
- Stress/event model: This is a liquidity forecast under extraordinary circumstances. The output of this methodology is the outflow of funds under extraordinary circumstances.
- Contractual maturity model: This is a liquidity forecast on the assumption that assets and liabilities will be liquidated at contracted maturity, based on certain assumptions. The model indicates how much we need to raise based on our actual contractual obligations.

The output of these models is carefully analyzed and presented monthly to the ALM Committee together with a recommendation on the liquidity gap structure and minimum reserve level, as well as the underlying rationale, which is determined as follows:

- The first requirement or test is that we should be able to survive in a crisis or emergency situation; based on the assumptions relating to inflow and outflow in a stress situation, the cumulative outflow over a specified period should not exceed available reserves.
- If available reserves are insufficient to meet the test, action to remedy the situation, such as increasing reserves or changing our liability profile, must be taken.
- If available reserves are sufficient to meet the test, then reserves may be reduced, but only in a way that the first stress or emergency survival test is still met, and the liquidity gap at various times is within approved gap limits. Generally, this results in some very short-term liabilities being repaid.

We also develop and maintain contingency funding plans for liquidity, including our *Liquidity Crisis Contingency Plan*, which clarifies specific policies and measures to deal with a liquidity crisis. We plan for the possibility that funding costs may increase, or funding may become otherwise difficult, due either to internal factors, such as a deterioration in our credit standing, or external factors, such as a lack of cash liquidity in the market. These plans evaluate market-based funding capacity under various possible market conditions, and specify actions and procedures to be implemented under liquidity stress. Further, these plans address alternative sources of liquidity, measure the overall ability to fund our operations and define roles and responsibilities for effectively managing liquidity through a period of stress, including mandating the creation of a crisis management headquarters in the event of a liquidity crisis.

Daily liquidity reports based on this model are prepared by the Risk Management Group, which also circulates the reports to business managers and senior management for review and action as necessary. More detailed reviews are conducted monthly.

Operational Risk

Operational risk refers to the risk of loss resulting from inadequate or failed internal processes or systems, human error or wrongdoing, or external events. Losses due to the fraudulent acts of employees, failed transaction processing, system failures or external fraud are typical examples.

Unlike credit risk or market risk, a risk source cannot be specified for operational risk. Frequency and severity of losses will vary greatly, ranging from operational errors that may occur frequently but have low-severity loss profiles, to frauds or serious disasters that may seldom occur but have high-severity loss profiles. There is a considerable difference between the nature of risks faced by a business line that handles simple products and operates in a systematic manner and a business line that handles complicated products and depends highly on staff with specific skills. Moreover, operational conditions, including products, sales channels and customer bases, will continue to evolve.

Monitoring Operational Risk

We have developed a risk quantification framework based on the loss-distribution method. The framework has the following three steps:

(i) estimate the probability distribution for frequency that is applicable to historical loss records and loss scenarios,

(ii) estimate the probability distribution for severity that is applicable to historical loss records and loss scenarios, and

(iii) run a statistical simulation based on these two distributions to estimate an annual aggregated loss amount distribution.

Loss scenarios are established jointly by business lines and the Risk Management Group so that each business manager's perception of the relevant risk may be transformed into an appropriate source of quantitative information. This process involves all business lines, including those of our subsidiaries, and contributes to an appropriate recognition and analysis of the total risk. Senior management reviews the results of quantifying our overall operational risk capital.

Operations Risk

Operations risk is the risk of loss due to inadequate procedures or failed processing. We have established operations guidelines, reviewed and revised our organizational structure and operational procedures, and implemented training programs aimed at improving the quality of our operations. In addition, we maintain a database of operational errors that enables us to analyze the cause of operations risks in order to prevent recurrences.

Systems Risk

We have formulated continuity-of-business plans to manage systems risk. These plans include contingency measures that we will implement in the event of systems difficulties to minimize or prevent service disruptions. We have also established security and continuity-of-business teams to improve security, enhance our systems capabilities and enable us to implement these contingency measures.

We have taken comprehensive measures to secure our computer systems. We are in the process of implementing full redundancy for our computer hardware, software and data, as well as preparing backup telecommunication lines and power generating equipment. In addition, we have established a backup data center in Osaka in the event of a contingency in or near Tokyo.

In April 2000, we began thoroughly overhauling our systems infrastructure to enhance efficiency, cost-effectiveness and functionality. Rather than immediately converting to an entirely new infrastructure, we have incrementally transferred to new systems on a function-by-function basis. We also have scheduled transition periods during which we continue to operate on our pre-existing systems while ensuring that our new ones will operate smoothly to minimize the risk of service disruptions.

Legal Risk

Legal risk is the risk of unexpected disputes or losses due to the formation of contracts that are unfavorable to us or otherwise inadvisable, or the violation of laws, regulations, orders or contracts.

We have established a Legal Department within our Legal and Compliance Division. The Legal and Compliance Division is responsible for planning, implementing and promoting our compliance measures, while the Legal Department is in charge of legal affairs, including compliance with corporate and transactional law, as well as litigation. The Legal Department also supports our compliance systems.

Compliance Systems Organization

The Compliance Committee, Legal and Compliance Division and individual compliance managers constitute the main elements of our compliance organization.

The Compliance Committee, with the CEO as chairman, convenes on a monthly basis to examine and discuss important matters such as the prevention of money laundering. Third-party monitoring of the Compliance Committee is carried out by two outside counsel invited to serve as committee members. The Legal and Compliance Division plans various measures concerning compliance risk and promotes these measures through central management. It also assigns compliance officers specializing in specific areas to implement compliance measures for each of our business areas. Every division, department or branch also has a compliance manager to act as the point of contact for compliance-related matters.

Compliance Activities

We produce a Compliance Program annually that outlines our compliance-related plans, including compliance promotion activities such as training programs. Programs include those concerning new laws and regulations, such as the Law on Customer Identification and Retention of Records on Transactions by Financial Institutions enacted in January 2003, as well as those on important compliance issues such as the prevention of money laundering and insider trading. Compliance materials are built directly into the training curricula for each business line.

Internal Audit

Our Internal Audit Division examines and evaluates our risk management measures and internal controls from an independent standpoint, thereby enhancing our corporate governance. The Internal Audit Division reports directly to the CEO and the Audit Committee and is independent from the operating units. This division examines and evaluates operating units' risk management, internal controls, IT systems and processes.

Our internal audits are based on a risk approach, in which we first examine the degree of risk and adequacy of risk management and internal controls within each particular operating unit. We then audit operating units that we believe bear relatively larger risks, that have initiated new businesses, or that have made significant changes to their organizational structure or computer systems. As part of the internal audit process, we also hold workshop discussions directed at addressing issues other than those relating directly to internal controls.

To strengthen our internal audit capabilities, we have continued to enhance the necessary infrastructure and developed a new audit methodology. To enhance staff expertise, we also encourage employees to obtain professional certifications such as Certified Internal Auditor. In addition, we work with outside auditors to further enhance our audit standards and capabilities.

Consolidated Balance Sheets

Shinsei Bank, Limited, and Subsidiaries
March 31, 2003 and 2002

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2003	2002	2003
ASSETS			
Cash and due from banks (Notes 3 and 20)	¥ 245,337	¥ 342,055	$ 2,041,075
Call loans	536	296,559	4,459
Collateral related to securities borrowing transactions	1,966	125,262	16,356
Other monetary claims purchased (Note 4)	201,943	68,980	1,680,064
Trading assets (Notes 5, 20 and 31)	361,175	443,972	3,004,788
Money held in trust (Note 6)	170,045	172,835	1,414,685
Securities (Notes 7 and 20)	1,770,996	1,462,281	14,733,751
Loans and bills discounted (Notes 8, 20 and 29)	3,502,349	4,801,904	29,137,684
Foreign exchanges (Notes 16 and 20)	10,273	149,251	85,471
Other assets (Notes 9 and 20)	503,635	361,343	4,189,983
Premises and equipment (Note 10)	86,117	82,565	716,454
Deferred discounts on and issuance expenses for debentures	185	469	1,540
Deferred tax assets (Note 28)	18,435	17,695	153,372
Customers' liabilities for acceptances and guarantees (Note 19)	50,544	114,411	420,506
Reserve for loan losses (Note 11)	(216,570)	(370,033)	(1,801,754)
Total assets	¥6,706,971	¥8,069,554	$55,798,434
LIABILITIES, MINORITY INTERESTS IN SUBSIDIARIES AND SHAREHOLDERS' EQUITY			
Liabilities:			
Debentures (Note 12)	¥1,913,556	¥2,786,355	$15,919,775
Deposits, including negotiable certificates of deposit (Notes 13 and 20)	2,576,923	2,260,755	21,438,630
Call money (Note 20)	—	329,900	—
Payables under repurchase agreements (Note 20)	164,958	—	1,372,371
Collateral related to securities lending transactions (Note 20)	397,344	582,198	3,305,694
Commercial paper	—	1,000	—
Trading liabilities (Notes 14 and 31)	117,497	173,580	977,516
Borrowed money (Notes 15 and 20)	336,888	459,272	2,802,730
Foreign exchanges (Note 16)	13	65	109
Other liabilities (Notes 17 and 20)	452,587	707,042	3,765,287
Reserve for bonuses payable	9,098	8,584	75,694
Reserve for retirement benefits (Note 18)	5,856	22,766	48,721
Reserve for loss on disposition of premises and equipment	450	53	3,744
Reserve for loss on sale of bonds	1,248	—	10,390
Deferred tax liabilities (Note 28)	—	0	—
Acceptances and guarantees (Notes 19 and 20)	50,544	114,411	420,506
Total liabilities	6,026,968	7,445,987	50,141,167
Minority interests in subsidiaries	166	33	1,382
Shareholders' equity:			
Capital stock (Note 21):			
Common stock	180,853	180,853	1,504,607
Preferred stock	270,443	270,443	2,249,943
Capital surplus (Note 21)	18,558	18,558	154,396
Retained earnings (Note 21)	194,666	145,094	1,619,520
Net unrealized gains on securities available-for-sale, net of taxes	13,243	5,790	110,182
Foreign currency translation adjustments	2,071	2,794	17,237
Treasury stock, at cost (Note 21)	(0)	(0)	(0)
Total shareholders' equity	679,837	623,534	5,655,885
Total liabilities, minority interests in subsidiaries and shareholders' equity	¥6,706,971	¥8,069,554	$55,798,434

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Income

Shinsei Bank, Limited, and Subsidiaries
For the years ended March 31, 2003 and 2002

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2003	2002	2003
Interest income:			
Interest on loans and bills	¥ 88,865	¥116,577	$ 739,311
Interest and dividends on securities	14,158	24,213	117,795
Interest on deposits with banks	1,324	4,538	11,016
Other interest income	6,941	10,152	57,748
Total interest income	111,289	155,481	925,870
Interest expenses:			
Interest and discounts on debentures	20,412	43,124	169,818
Interest on deposits	10,523	5,398	87,554
Interest on other borrowings	12,208	13,207	101,571
Other interest expenses	2,027	5,340	16,868
Total interest expenses	45,172	67,072	375,811
Net interest income	66,117	88,409	550,059
Fees and commissions income	20,767	11,277	172,777
Fees and commissions expenses	4,183	3,474	34,803
Net fees and commissions	16,584	7,803	137,974
Net trading income (Note 22)	8,513	1,785	70,830
Other business income (losses):			
Income on money held in trust	17,702	15,133	147,279
Net loss on securities and foreign exchanges	(16,707)	(6,164)	(138,998)
Other, net (Note 23)	15,519	12,833	129,113
Net other business income	16,514	21,802	137,394
Total revenue	107,730	119,801	896,257
General and administrative expenses:			
Personnel expenses	34,845	32,039	289,896
Premises expenses	11,112	13,065	92,446
Technology and data processing expenses	4,953	5,353	41,213
Advertising expenses	3,165	4,115	26,338
Consumption and property taxes	3,659	2,709	30,444
Deposit insurance premium	1,568	1,780	13,051
Other general and administrative expenses	10,443	10,450	86,884
Total general and administrative expenses	69,748	69,514	580,272
Net business profit	37,981	50,286	315,985
Credit (recoveries) costs (Note 24)	(8,629)	1,069	(71,794)
Other losses, net (Note 25)	(280)	(8,878)	(2,336)
Income before income taxes and minority interests	46,330	40,339	385,443
Income tax (benefit) (Note 28):			
Current	824	314	6,859
Deferred	(7,525)	(21,227)	(62,606)
Minority interests	0	32	8
Net income	¥ 53,030	¥ 61,219	$ 441,182
Basic net income per common share (Yen and U.S. dollars) (Note 32)	¥ 18.09	¥ 21.11	$ 0.15
Diluted net income per common share (Yen and U.S. dollars) (Note 32)	13.08	15.10	0.11
Pro forma reflecting reverse common stock split (Note 33):			
Basic net income per common share (Yen and U.S. dollars)	¥ 36.18	¥ 42.21	$ 0.30
Diluted net income per common share (Yen and U.S. dollars)	26.15	30.19	0.22

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Shareholders' Equity

Shinsei Bank, Limited, and Subsidiaries
For the years ended March 31, 2003 and 2002

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2003	2002	2003
Common stock:			
Balance at beginning of year	¥180,853	¥180,853	$1,504,607
Balance at end of year	180,853	180,853	1,504,607
Preferred stock:			
Balance at beginning of year	270,443	270,443	2,249,943
Balance at end of year	270,443	270,443	2,249,943
Capital surplus:			
Balance at beginning of year	18,558	18,558	154,396
Balance at end of year	18,558	18,558	154,396
Retained earnings:			
Balance at beginning of year	145,094	94,194	1,207,107
Dividends paid	(3,457)	(10,319)	(28,769)
Net income	53,030	61,219	441,182
Balance at end of year	194,666	145,094	1,619,520
Net unrealized gains on securities available-for-sale, net of taxes:			
Balance at beginning of year	5,790	16,341	48,172
Net change during the year	7,453	(10,551)	62,010
Balance at end of year	13,243	5,790	110,182
Foreign currency translation adjustments:			
Balance at beginning of year	2,794	2,455	23,248
Net change during the year	(722)	339	(6,011)
Balance at end of year	2,071	2,794	17,237
Treasury stock, at cost:			
Balance at beginning of year	(0)	(0)	(0)
Balance at end of year	(0)	(0)	(0)
Total	¥679,837	¥623,534	$5,655,885

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

Shinsei Bank, Limited, and Subsidiaries
For the years ended March 31, 2003 and 2002

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2003	2002	2003
Cash flows from operating activities:			
Income before income taxes and minority interests	¥ 46,330	¥ 40,339	$ 385,443
Depreciation	3,183	2,066	26,483
Net change in reserve for loan losses	(153,462)	(193,857)	(1,276,725)
Net change in other reserves	(14,749)	7,869	(122,712)
Interest income	(111,289)	(155,481)	(925,870)
Interest expenses	45,172	67,072	375,811
Investment loss	10,123	6,631	84,220
Net exchange loss (gain)	40,579	(43,987)	337,598
Net change in trading assets	81,806	(59,286)	680,583
Net change in trading liabilities	(56,083)	(80,103)	(466,584)
Net change in loans and bills discounted	1,292,884	1,403,255	10,756,107
Net change in deposits, including negotiable certificates of deposit	316,158	(958,079)	2,630,273
Net change in debentures (other than subordinated bonds)	(846,846)	(754,892)	(7,045,308)
Net change in borrowed money (other than subordinated debt)	777	35,605	6,469
Net change in deposits with banks	98,744	204,466	821,501
Net change in call loans, other monetary claims purchased and collateral related to securities borrowing transactions	286,356	(193,378)	2,382,334
Net change in call money, commercial paper, payables under repurchase agreements and collateral related to securities lending transactions	(350,795)	456,557	(2,918,432)
Net change in foreign exchange assets	138,977	(138,479)	1,156,219
Net change in foreign exchange liabilities	(52)	(41)	(440)
Interest received	116,751	129,322	971,312
Interest paid	(56,140)	(88,608)	(467,057)
Net change in securities for trading purposes	(34,283)	—	(285,219)
Net change in money held in trust for trading purposes	(75,972)	6,622	(632,049)
Other, net	(387,310)	242,767	(3,222,221)
Subtotal	390,858	(63,620)	3,251,736
Income tax paid	(449)	(141)	(3,742)
Net cash provided by (used in) operating activities	390,408	(63,761)	3,247,994
Cash flows from investing activities:			
Purchase of investments	(3,369,105)	(2,745,257)	(28,029,162)
Proceeds from sales of investments	1,057,382	1,221,613	8,796,855
Proceeds from maturity of investments	2,080,080	1,993,880	17,305,160
Purchase of premises and equipment	(9,515)	(63,258)	(79,161)
Proceeds from sales of premises and equipment	1,744	15,260	14,517
Net payment for acquisition of new subsidiaries and affiliates	(3,158)	(1,733)	(26,276)
Net cash (used in) provided by investing activities	(242,571)	420,505	(2,018,067)
Cash flows from financing activities:			
Repayment of subordinated debt	(117,600)	(134,500)	(978,369)
Payment for redemption of subordinated bonds	(19,398)	(135,915)	(161,384)
Redemption of foreign bonds	—	(11,700)	—
Dividends paid	(3,457)	(10,319)	(28,769)
Net cash used in financing activities	(140,456)	(292,435)	(1,168,522)
Net change in cash and cash equivalents	7,380	64,308	61,405
Cash and cash equivalents at beginning of year	131,610	67,302	1,094,932
Cash and cash equivalents at end of year (Note 3)	¥ 138,991	¥ 131,610	$ 1,156,337

See accompanying Notes to Consolidated Financial Statements.
Note: Investments consist of securities and money held in trust for other than trading purposes.

Notes to Consolidated Financial Statements

Shinsei Bank, Limited, and Subsidiaries
For the years ended March 31, 2003 and 2002

1. Basis of Presentation

The accompanying consolidated financial statements of Shinsei Bank, Limited (the "Bank") and its subsidiaries (collectively, the "Group"), stated in Japanese yen, are prepared on the basis of accounting principles and practices generally accepted in Japan and in conformity with the Banking Law of Japan, and compiled from the consolidated financial statements prepared under the standards of the Securities and Exchange Law of Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards. Accordingly, the accompanying consolidated financial statements are not intended to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

Certain reclassifications and rearrangements have been made to present the accompanying consolidated financial statements in a form which is familiar to readers outside Japan. In addition, the accompanying notes include information that is not required under accounting principles and practices generally accepted in Japan, but is presented herein as additional information.

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

References to fiscal 2002 and fiscal 2001 are to the Bank's fiscal years ended March 31, 2003 and 2002, respectively.

As permitted by the Securities and Exchange Law of Japan, amounts less than one million yen have been omitted. As a result, the totals do not necessarily agree with the sum of the individual amounts.

Yen amounts, other than per share amounts, have been rounded down to millions of yen. All U.S. dollar amounts, presented solely for the readers' convenience, are translated at ¥120.20=U.S.$1.00, the rate of exchange prevailing on the Tokyo Foreign Exchange Market on March 31, 2003.

The inclusion of such dollar amounts is solely for convenience and is not intended to imply that yen amounts have been or could have been converted, realized or settled in dollars at that or at any other rate.

The Bank was placed under temporary nationalization by the prime minister of Japan on October 23, 1998, under Section 1 of Article 36 of the Financial Revitalization Law, and continued its operations in accordance with Articles 47 and 48 of the same law. The Bank's temporary nationalization status was terminated on March 1, 2000, when all common shares of the Bank held by the Deposit Insurance Corporation of Japan (the "DIC") were transferred to New LTCB Partners C.V. in accordance with the Share Purchase Agreement, dated February 9, 2000 (the "Share Purchase Agreement").

2. Summary of Significant Accounting Policies

(a) Principles of Consolidation

The consolidated financial statements of the Group include accounts of the Bank and all subsidiaries.

The Group applied its consolidation scope using the control and influence concept. Under the control and influence concept, those companies in which the Bank, directly or indirectly, is able to exercise control over operations are to be fully consolidated and those companies in which the Bank, directly or indirectly, is able to exercise significant influence over operations are to be accounted for by the equity method.

The number of subsidiaries and affiliates at March 31, 2003 and 2002, was as follows:

	2003	2002	Net change
Subsidiaries	31	23	8
Affiliates accounted for using the equity method	3	1	2

Major subsidiaries for fiscal 2002 are listed below:

Name	Location	Percentage ownership
Shinsei Trust & Banking Co., Ltd.	Tokyo	100%
Shinsei Securities Co., Ltd.	Tokyo	100%
Shinsei Investment Management Co., Ltd.	Tokyo	100%
Shinsei Bank Finance N.V.	Curaçao	100%
Shinsei Capital (USA), Ltd.	USA	100%

All significant intercompany transactions, account balances and unrealized profits and losses have been eliminated in consolidation. The fiscal year-ends are March 31 for 28 subsidiaries and December 31 for three subsidiaries, of which one subsidiary is consolidated using its March 31 financial statements and the other subsidiaries are consolidated using the December 31 financial statements with appropriate adjustments made for significant transactions during the period from the fiscal year-end to the date of the consolidated financial statements.

Any differences between the cost of an investment in subsidiaries and the Bank's share of the underlying equity in the net assets of the subsidiaries are charged to income in the year incurred as long as such differences are considered to be immaterial.

(b) Translation of Foreign Currency Financial Statements and Transactions

The financial statements of foreign subsidiaries are translated into Japanese yen at exchange rates as of the balance sheet date, except for shareholders' equity, which is translated at the historical exchange rate. Differences arising from such translation are shown as foreign currency translation adjustments as a separate component of shareholders' equity in the accompanying consolidated balance sheets.

(i) Foreign currency-denominated assets and liabilities and the accounts of overseas branches are translated into Japanese yen at the exchange rates prevailing at the balance sheet date, except for investments in affiliates which are translated at the relevant historical exchange rates.

(ii) Foreign currency accounts held by foreign subsidiaries are translated into the currency of the subsidiary at the respective year-end exchange rates.

Fund swap and certain currency swap transactions are accounted for on an accrual basis, which is the same manner as the preceding fiscal year, by applying a one year transitional treatment provided in Industry Audit Committee Report No. 25 of the Japanese Institute of Certified Public Accountants (the "JICPA").

For fund swap transactions, the amounts on the balance sheet are net yen conversions of the principal equivalents of assets and liabilities using the fiscal-year-end exchange rate. Differences between spot and forward rates in fund swap transactions are recorded in interest income or expense on an accrual basis for the period from the settlement date of spot foreign exchange to the settlement date of forward foreign exchange. Therefore, accrued interest income or expenses are recognized at the fiscal-year-end.

Fund swap transactions are foreign exchange swaps, and consist of spot foreign exchange either bought or sold and forward foreign exchange either sold or bought. Such transactions are contracted for the purpose of fund lending or borrowing in a different currency. Fund swap transactions are used to convert the principal equivalent amount into spot foreign exchange bought or sold with regard to the corresponding fund borrowing or lending. Also, such transactions convert the corresponding principal equivalents and foreign currency equivalents to pay and receive, whose amounts and due dates are predetermined at the time of the transactions, into forward foreign exchange either bought or sold.

For currency swap transactions which are for the purpose of fund borrowing/lending in different currencies and for which spot/forward are flat type, which means that paying or receiving amounts at the time of the currency swap contract are equal to receiving or paying amounts at the currency swap maturity dates and the swap rate applied to principal and interest is the current market rate (including the currency swap transactions for which the principal amount of one counterparty is revised in order to reflect each exchange rate at the interest payment date and which are judged as spot/forward flat type for each interest payment date), the amounts on the balance sheet are net positions of financial asset and liability equivalents translated by using the fiscal-year-end exchange rate. The equivalent amounts of interest to exchange are booked in interest income and expense accounts on an accrual basis for the corresponding contract period. Therefore, accrued interest income or expenses are recognized at the fiscal-year-end.

(c) Other Monetary Claims Purchased

Components of other monetary claims purchased are principally loans held for trading purposes. Loans held for trading purposes are recorded at estimated fair value and unrealized gains and losses are recorded in other business income (losses).

(d) Valuation of Trading Account Activities

Trading account positions entered into to generate gains arising from short-term changes in interest rates, currency exchange rates or market prices of securities and other market-related indices, or from price differences among markets, are included in trading assets and trading liabilities on a trade date basis.

Trading securities and monetary claims purchased for trading purposes are stated at market value and derivative financial instruments related to trading positions are stated at the estimated amounts that would be settled if such positions were terminated at the end of the fiscal year, which reflects liquidation and credit risks.

Trading revenue and trading expenses include interest received and paid, the amount of increases/decreases in valuation gains/losses on the balance sheet date for securities and monetary claims, and the net change in valuation gains/losses during the year using the estimated settlement prices assuming settlement in cash on the balance sheet date for derivatives.

(e) Money Held in Trust

The components of trust assets are accounted for based on the standard appropriate for each asset type. Instruments held in trust for trading purposes are recorded at fair value and unrealized gains and losses are recorded in other business income (losses). Instruments held in trust classified as available-for-sale are recorded at fair value with the corresponding unrealized gains/losses recorded directly in a separate component of shareholders' equity. Instruments held in trust classified as held to maturity are carried at amortized cost.

(f) Securities

Securities other than investments in affiliates are classified into three categories, based principally on the Bank's intent, as follows:

Trading securities are securities held in anticipation of gains arising from short-term changes in market value and/or held for resale to customers. Trading securities are carried at fair value with corresponding unrealized gains/losses recorded in income.

Securities being held to maturity are debt securities for which the Group has positive intent and ability to hold until maturity. Securities being held to maturity are carried at amortized cost.

Securities available-for-sale are securities other than trading securities and securities being held to maturity. Securities available-for-sale are carried at fair value with the corresponding unrealized gains/losses recorded directly in a separate component of shareholders' equity. Cost of sale of these securities is determined by the moving average method. Securities available-for-sale for which fair value is not readily determinable are carried at moving average cost or amortized cost determined by the moving average method.

Individual debt and equity securities are written down when a decline in fair value below the cost of such securities is deemed to be other than temporary.

(g) Depreciation Method

Premises and equipment are stated at cost less accumulated depreciation.

Depreciation of premises and equipment owned by the Group is computed principally using the straight-line method for premises and the declining-balance method for equipment over the estimated useful lives of the relevant assets.

Capitalized software for internal use is depreciated using the straight-line method based on the Group's estimated useful lives (mainly five years). Capitalized software for internal use is included in other assets.

The estimated useful lives at March 31, 2003, are principally as follows:

Buildings .... 7 years to 50 years
Equipment .... 4 years to 15 years

(h) Accounting for Lease Transactions

Under Japanese accounting standards for leases, finance leases where the ownership of the property is deemed to transfer to the lessee are capitalized, while other finance leases can be accounted for as operating leases if the required information is disclosed in the notes to the consolidated financial statements. All leases by the Bank and its domestic subsidiaries have been accounted for as operating leases.

(i) Deferred Charges

Deferred charges are amortized as follows.

Discounts on discount debentures are amortized by the straight-line method over the terms of the debentures.

Debenture issuance costs are amortized by the straight-line method over the shorter of the terms of the debentures or the maximum three-year period stipulated in the Japanese Commercial Code (the "Code").

Subsidiaries' deferred charges on the issuance of debentures are amortized by the straight-line method over the terms of the debentures.

Formation costs of subsidiaries have been expensed in the period incurred.

(j) Reserve for Loan Losses

The reserve for loan losses of the Bank and the domestic trust and banking subsidiary has been established as detailed below based on the Bank's internal rules for establishing the reserve.

Under "Warranty of Loan-Related Assets" described in the Share Purchase Agreement, a precondition of exercise of the cancellation right is the existence of a defect and a 20% reduction in value. To estimate the reserve amount, the precondition of exercise of the cancellation right has been taken into account.

For claims to obligors who are legally bankrupt (due to bankruptcy, special liquidation, etc.) or virtually bankrupt, a specific reserve is provided based on the amount of claims, after the charge-off stated below, net of amounts expected to be collected through the disposal of collateral or execution of guarantees.

For claims to obligors who are possibly bankrupt, the specific reserve is provided for the amount considered to be necessary based on an overall solvency assessment performed for the amount of claims net of amounts expected to be collected through the disposal of collateral or execution of guarantees.

Effective fiscal 2002, the Bank applied the "discounted cash flow method" (hereinafter referred to as the "DCF method") in calculating the loan loss reserve amounts for most of the claims against obligors categorized as possibly bankrupt or substandard under the self-assessment guidelines. Under the DCF method, the loan loss reserve is determined as the difference between (a) relevant estimated cash flows discounted by the original contractual interest rate and (b) book value of the claim. In cases where it is difficult to reasonably estimate future cash flow, the Bank sets aside as reserves the product of the estimated loss ratios on the claims and either (a) the balance of the claims, in the case of claims against substandard obligors, or (b) the unsecured, unguaranteed portion of the claims, in the case of claims against possibly bankrupt obligors.

For other claims, a general reserve is provided based on historical loan loss experience.

For specific foreign claims, there is a reserve for loans to restructuring countries which has been established based on losses estimated by considering the political and economic conditions in those countries.

All claims are assessed by business divisions and branches based on the internal rules for the self-assessment of asset quality. The Credit Assessment Division, which is independent from business divisions and branches, conducts audits of these assessments, and the reserve is provided based on the audit results.

For collateralized or guaranteed claims to obligors who are legally bankrupt or virtually bankrupt, the amount of claims exceeding the estimated value of collateral or guarantees, which is deemed uncollectible, has been charged off as of March 31, 2003, and totals ¥15,288 million ($127,189 thousand).

As a result of applying the DCF method to the possibly bankrupt and substandard obligors, net income for the year ended March 31, 2003, was ¥18,930 million ($157,488 thousand) smaller than where the previous method had otherwise been adopted.

The subsidiaries other than the domestic trust and banking subsidiary calculate the general reserve for "normal" and "caution, including substandard" categories based on the specific actual past loss ratio, and the specific reserve for the "possibly bankrupt," "virtually bankrupt" and "legally bankrupt" categories based on estimated losses, considering the recoverable value.

(k) Derivatives and Hedge Accounting

Derivatives except for fund swap transactions and certain currency swap transactions are stated at fair value in principle. Derivative transactions that meet the hedge accounting criteria are accounted for under a deferral method whereby unrealized gains and losses are deferred as assets or liabilities until the profits and losses on the hedged items are realized. The Bank principally applies a "macro hedge" for interest rate derivatives used to manage interest rate risks and its ALM activities based on the transitional treatment provided in Industry Audit Committee Report No. 24 of the JICPA. The effectiveness of the macro hedge is reviewed for a reduction in interest rate risk exposure and the actual risk amount of derivatives within the preapproved limit under the Bank's risk control policies. The Bank also applies deferral hedge accounting and fair value hedge accounting based on accounting standards for financial instruments, to exchange risk of shares in subsidiaries and affiliates in foreign currency and securities available for sale in foreign currency (other than bonds), when the hedged foreign currency securities are specified prior to the inception of transactions and spot and forward liabilities that exceed acquisition costs of the foreign currency securities designated as hedge items exist on a foreign currency basis.

Deferral hedge accounting is applied for certain assets and liabilities of the Group.

As of March 31, 2003, the gross deferred gains and losses were ¥19,963 million ($166,082 thousand) and ¥61,774 million ($513,933 thousand), respectively, and the net amount is included in other assets.

(l) Reserve for Bonuses Payable

The reserve for bonuses payable is provided in provision for payment of bonuses to employees, in the amount of estimated bonuses which are attributable to the respective fiscal year.

(m) Reserve for Retirement Benefits

The reserve for retirement benefits is provided for the payment of employees' retirement benefits based on the estimated amounts of the actuarial retirement benefit obligation and pension assets at the end of the fiscal year. Net actuarial gain/loss and prior service cost are amortized using the straight-line method over the average remaining service period from the fiscal year of occurrence. The transitional unrecognized net retirement benefit obligation of ¥9,081 million is amortized using the straight-line method over 15 years.

The contributory funded defined benefit pension plan, which is established under the Japanese Welfare Pension Insurance Law, covers a substitutional portion of the governmental pension program managed by the Bank on behalf of the government and a corporate portion established at the discretion of the Bank. According to the enactment of the Defined Benefit Pension Plan Law in April 2002, the Bank applied for an exemption from its obligation to pay benefits for future employee services related to the substitutional portion which would result in the transfer of the pension obligations and related assets to the government by another subsequent application. The Bank obtained an approval of exemption from future obligations by the Ministry of Health, Labour and Welfare on September 18, 2002.

As a result of the approval of exemption, the Bank recognized a gain on exemption from future pension obligation of the governmental program in the amount of ¥3,019 million ($25,121 thousand) in accordance with a transitional measurement of the accounting standard for employees' retirement benefits for the year ended March 31, 2003.

The substitutional portion of the plan assets which will be transferred to the government in the subsequent year is measured to be approximately ¥14,046 million ($116,859 thousand) as of March 31, 2003.

(n) Reserve for Loss on Disposition of Premises and Equipment

The reserve for loss on disposition of premises and equipment is established based on an estimate of expenses for relocation of departments within the Bank's Head Office building and restoration expense accompanying return of leased space for Bank branches, etc.

(o) Reserve for Loss on Sale of Bonds

The reserve for loss on sale of bonds is established when the Bank officially plans a sale of a specific bond, based on the estimated net loss on sale of bonds and the related cancellation of derivatives designated as hedges for those bonds.

(p) Income Taxes

Deferred income taxes relating to temporary differences between financial and tax reporting and tax loss carryforwards have been recognized.

The asset and liability approach is used to recognize the deferred income taxes.

(q) Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, demand deposits with the Bank of Japan and non-interest-bearing deposits.

(r) Appropriation of Retained Earnings

Cash dividends and transfers to legal reserve are recorded in the fiscal year that the relevant proposed appropriation of retained earnings is approved by the Board of Directors and/or at the general meeting of common shareholders.

(s) Net Income per Common Share

Basic net income per common share calculations represent net income available to common shareholders, divided by the weighted average number of outstanding shares of common stock during the respective year, retroactively adjusted for stock splits and/or reverse stock splits.

Diluted net income per common share calculations consider the dilutive effect of common stock equivalents, which includes preferred shares, assuming that all preferred shares were converted into common stock at the beginning of the fiscal year with an applicable adjustment for related expense and/or dividends for preferred stock.

(t) New Accounting Pronouncements

Effective April 1, 2002, the Group has adopted the Industry Audit Committee Report No. 24, "Treatment of Accounting and Auditing of Application of Accounting Standard for Financial Instruments in the Banking Industry," issued by the JICPA on February 13, 2002. This pronouncement requires a change to fair value accounting from the deferral method for derivatives accounted for as a "macro hedge," following the transitional period ended March 31, 2003.

Also effective April 1, 2002, the Group has adopted the Industry Audit Committee Report No. 25, "Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in the Banking Industry," issued by the JICPA on July 29, 2002. Under the pronouncement, fair value accounting shall be applied for fund swap and currency swap transactions, following the transitional period ended March 31, 2003.

As the Group has adopted the transitional applications described in both the above pronouncements, there were no effects on the consolidated financial statements. After the transitional period, we believe that the implementation of the above new pronouncements will not have a material impact on the consolidated financial statements in the year ending March 31, 2004.

(u) Reclassifications

Certain reclassifications have been made in the fiscal 2001 consolidated financial statements to conform to the presentation in fiscal 2002.

3. Cash and Cash Equivalents

The reconciliation of cash and cash equivalents at end of year and cash and due from banks in the consolidated balance sheets at March 31, 2003 and 2002, was as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	2003
Cash and due from banks	¥ 245,337	¥ 342,055	$2,041,075
Interest-bearing deposits included in due from banks			
(Other than deposits with the Bank of Japan)	(106,345)	(210,445)	(884,738)
Cash and cash equivalents at end of year	¥ 138,991	¥ 131,610	$1,156,337

4. Other Monetary Claims Purchased

(i) Other monetary claims purchased at March 31, 2003 and 2002, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	2003
Other monetary claims purchased:			
Trading purposes	¥ 62,087	¥32,155	$ 516,533
Held to maturity	139,856	36,824	1,163,531
Total	¥201,943	¥68,980	$1,680,064

(ii) Estimated fair value of other monetary claims purchased for trading purposes at March 31, 2003, was as follows:

	Millions of yen		Thousands of U.S. dollars	
	Estimated fair value	Unrealized gain	Estimated fair value	Unrealized gain
Other monetary claims purchased:				
Trading purposes	¥62,087	¥568	$516,533	$4,729

5. Trading Assets

Trading assets at March 31, 2003 and 2002, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	2003
Trading assets:			
Trading securities	¥217,719	¥256,100	$1,811,314
Securities held to hedge trading transactions	31,108	—	258,806
Derivatives for securities held to hedge trading transactions	5	—	46
Trading-related financial derivatives	112,341	187,871	934,622
Total	¥361,175	¥443,972	$3,004,788

6. Money Held in Trust

(i) Money held in trust at March 31, 2003 and 2002, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	2003
Money held in trust:			
Trading purposes	¥163,805	¥ 87,832	$1,362,773
Held to maturity	—	82,910	—
Other	6,239	2,092	51,912
Total	¥170,045	¥172,835	$1,414,685

(ii) Estimated fair values of money held in trust for trading purposes at March 31, 2003 and 2002, were as follows:

	Millions of yen				Thousands of U.S. dollars	
	2003		2002		2003	
	Estimated fair value	Unrealized (loss)	Estimated fair value	Unrealized (loss)	Estimated fair value	Unrealized (loss)
Money held in trust:						
Trading purposes	¥163,805	¥(1,145)	¥87,832	¥(7,703)	$1,362,773	$(9,533)

(iii) Acquisition cost and estimated fair value of money held in trust being held to maturity at March 31, 2003 and 2002, were as follows:

	Millions of yen							
	2003				2002			
	Acquisition cost	Gross unrealized gain	Gross unrealized loss	Estimated fair value	Amortized cost	Gross unrealized gain	Gross unrealized loss	Estimated fair value
Money held in trust:								
Held to maturity	¥—	¥—	¥—	¥—	¥82,910	¥—	¥—	¥82,910

	Thousands of U.S. dollars			
	2003			
	Acquisition cost	Gross unrealized gain	Gross unrealized loss	Estimated fair value
Money held in trust:				
Held to maturity	$—	$—	$—	$—

(iv) Acquisition cost and book value of other money held in trust at March 31, 2003 and 2002, were as follows:

	Millions of yen							
	2003				2002			
	Acquisition cost	Gross unrealized gain	Gross unrealized loss	Book value	Acquisition cost	Gross unrealized gain	Gross unrealized loss	Book value
Money held in trust:								
Other	¥6,239	¥—	¥—	¥6,239	¥2,092	¥—	¥—	¥2,092

	Thousands of U.S. dollars			
	2003			
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Estimated fair value
Money held in trust:				
Other	$51,912	$—	$—	$51,912

7. Securities

Securities at March 31, 2003 and 2002, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	2003
Trading securities	¥ 34,283	¥ —	$ 285,219
Securities being held to maturity	21,320	20	177,375
Securities available-for-sale:			
Marketable securities, at estimated fair value	1,647,149	1,416,034	13,703,404
Securities whose fair value is not readily determinable, at amortized cost	64,612	45,587	537,538
Equity of affiliates, using the equity method	3,631	639	30,215
Total	¥1,770,996	¥1,462,281	$14,733,751

Amortized cost and the estimated fair value of marketable securities (other than trading securities) at March 31, 2003 and 2002, were as follows:

	Millions of yen							
	2003				2002			
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Estimated fair value	Amortized cost	Gross unrealized gain	Gross unrealized loss	Estimated fair value
Securities:								
Securities being held to maturity (Japanese national government bonds only)	¥ 21,320	¥ 1	¥ 2	¥ 21,319	¥ 20	¥ 1	¥ —	¥ 22
Securities available-for-sale:								
Equity securities	2,162	0	210	1,952	1,904	10	27	1,887
Japanese national government bonds	1,337,427	11,523	128	1,348,821	938,099	1,489	174	939,415
Japanese local government bonds	16	0	0	16	25	0	—	25
Japanese corporate bonds	26,437	208	190	26,455	19,238	235	5	19,467
Other	257,735	21,574	9,186	269,901	447,414	13,907	6,082	455,238
Total securities available-for-sale	¥1,623,779	¥33,306	¥9,715	¥1,647,149	¥1,406,681	¥15,642	¥6,290	¥1,416,034

	Thousands of U.S. dollars			
	2003			
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Estimated fair value
Securities:				
Securities being held to maturity (Japanese national government bonds only)	$ 177,375	$ 12	$ 18	$ 177,369
Securities available-for-sale:				
Equity securities	17,992	3	1,749	16,246
Japanese national government bonds	11,126,683	95,869	1,072	11,221,480
Japanese local government bonds	136	5	0	141
Japanese corporate bonds	219,950	1,731	1,585	220,096
Other	2,144,218	179,486	76,426	2,245,441
Total securities available-for-sale	$13,508,979	$277,094	$80,832	$13,703,404

Gross unrealized losses at March 31, 2003, as presented above, do not include the valuation losses related to certain securities with embedded derivatives, which are carried at ¥220 million ($1,837 thousand) and for which the loss has been recorded in other business income (losses).

Securities available-for-sale sold during the fiscal years ended March 31, 2003 and 2002, were as follows:

	Millions of yen					
	2003			2002		
	Proceeds from sales	Total amount of gains on sales	Total amount of losses on sales	Proceeds from sales	Total amount of gains on sales	Total amount of losses on sales
Securities available-for-sale	¥966,121	¥27,017	¥1,438	¥1,217,776	¥9,403	¥6,330

	Thousands of U.S. dollars		
	2003		
	Proceeds from sales	Total amount of gains on sales	Total amount of losses on sales
Securities available-for-sale	$8,037,614	$224,772	$11,968

In addition to the above, profit and loss resulting from the cancellation of derivative instruments executed to hedge these investments was recorded in other business income (losses) for the year ended March 31, 2003.

Amortized cost of securities available-for-sale whose fair value is not readily determinable at March 31, 2003 and 2002, was as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	2003
Equity securities	¥ 2,028	¥ 2,083	$ 16,878
Japanese corporate bonds	50,442	29,106	419,655
Foreign securities	12,073	13,189	100,444
Other	67	1,208	561
Total	¥64,612	¥45,587	$537,538

Redemption schedules for held-to-maturity and available-for-sale debt securities at March 31, 2003 and 2002, were as follows:

	Millions of yen							
	2003				2002			
	1 year or less	Over 1 year to 5 years	Over 5 years to 10 years	Over 10 years	1 year or less	Over 1 year to 5 years	Over 5 years to 10 years	Over 10 years
Bonds:	¥660,810	¥556,028	¥230,179	¥ 42	¥541,171	¥ 88,897	¥356,690	¥ 39
Japanese national government bonds	658,126	507,171	204,844	—	530,111	66,483	342,730	—
Japanese local government bonds	6	—	14	—	17	6	4	—
Japanese corporate bonds	2,677	48,856	25,320	42	11,041	22,406	13,955	39
Other	4,809	108,155	158,851	6,995	10,927	147,864	268,780	26,336
Total	¥665,619	¥664,184	¥389,031	¥7,037	¥552,098	¥236,761	¥625,470	¥26,376

	Thousands of U.S. dollars			
	2003			
	1 year or less	Over 1 year to 5 years	Over 5 years to 10 years	Over 10 years
Bonds:	$5,497,593	$4,625,862	$1,914,971	$ 354
Japanese national government bonds	5,475,260	4,219,398	1,704,197	—
Japanese local government bonds	55	—	118	—
Japanese corporate bonds	22,278	406,464	210,656	354
Other	40,010	899,799	1,321,562	58,195
Total	$5,537,603	$5,525,661	$3,236,533	$58,549

8. Loans and Bills Discounted

Loans and bills discounted at March 31, 2003 and 2002, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	2003
Loans and bills discounted:			
Loans on deeds	¥2,633,597	¥2,961,887	$21,910,127
Loans on bills	456,587	1,277,716	3,798,563
Bills discounted	977	2,038	8,136
Overdrafts	411,096	560,203	3,420,108
Other	90	58	750
Total	¥3,502,349	¥4,801,904	$29,137,684

(1) Loans and bills discounted include loans to bankrupt obligors totaling ¥13,443 million ($111,840 thousand) and ¥200,697 million as of March 31, 2003 and 2002, respectively, as well as non-accrual delinquent loans totaling ¥117,321 million ($976,056 thousand) and ¥475,200 million as of March 31, 2003 and 2002, respectively.

Non-accrual delinquent loans include loans classified as "possibly bankrupt" and "virtually bankrupt" under the Bank's self-assessment guidelines.

In addition to non-accrual delinquent loans as defined, certain other loans classified as "substandard" under the Bank's self-assessment guidelines include past due loans (three months or more).

Past due loans (three months or more) consist of loans for which the principal and/or interest is three months or more past due but exclude loans to bankrupt obligors and non-accrual delinquent loans. The balances of past due loans (three months or more) as of March 31, 2003 and 2002, were ¥74,310 million ($618,222 thousand) and ¥93,568 million, respectively.

Restructured loans are loans where the Group relaxes lending conditions, such as by reducing the original interest rate, or by forbearing interest payments or principal repayments to support the borrower's reorganization, but exclude loans to bankrupt obligors, non-accrual delinquent loans or past due loans (three months or more). The outstanding balances of restructured loans as of March 31, 2003 and 2002, were ¥24,297 million ($202,139 thousand) and ¥274,049 million, respectively.

(2) The total outstanding amount deducted from the loan account for loan participations as of March 31, 2003 and 2002, was ¥257,143 million ($2,139,300 thousand) and ¥126,281 million, respectively. This "off-balance" treatment was in accordance with the guideline issued by the JICPA.

(3) The amount of loans sold through senior certificates under a collateralized loan obligation (CLO) securitization totaled ¥297,065 million ($2,471,423 thousand) and ¥172,945 million for the years ended March 31, 2003 and 2002, respectively, with the subordinated certificates retained by the Bank totaling ¥113,699 million ($945,921 thousand) and ¥65,253 million as of March 31, 2003 and 2002, respectively, recorded as loans.

A reserve for loan losses was established based on the aggregated amount of the senior and subordinated certificate portions described above, taking into consideration all credit risks to be absorbed by the subordinated certificates.

9. Other Assets

Other assets at March 31, 2003 and 2002, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	2003
Other assets:			
Accrued income	¥ 36,679	¥ 42,506	$ 305,152
Prepaid expenses	711	872	5,917
Fair value of derivatives	20,751	37,710	172,638
Deferred losses on derivatives for hedging purposes	41,811	11,685	347,851
Financial stabilization fund contribution	70,239	70,239	584,351
Accounts receivable	249,562	135,911	2,076,224
Other	83,881	62,420	697,850
Total	¥503,635	¥361,343	$4,189,983

10. Premises and Equipment

Premises and equipment at March 31, 2003 and 2002, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	2003
Premises and equipment:			
Land	¥38,834	¥39,171	$323,086
Buildings	40,869	37,024	340,015
Equipment	8,937	6,979	74,359
Security deposits	5,799	5,862	48,248
Other	509	1,111	4,237
Total	94,951	90,150	789,945
Accumulated depreciation	(8,833)	(7,584)	(73,491)
Net book value	¥86,117	¥82,565	$716,454

11. Reserve for Loan Losses

Reserve for loan losses at March 31, 2003 and 2002, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	2003
Reserve for loan losses:			
General reserve	¥ 96,440	¥191,768	$ 802,331
Specific reserve	120,077	178,108	998,978
Reserve for loans to restructuring countries	53	156	445
Total	¥216,570	¥370,033	$1,801,754

12. Debentures

Debentures at March 31, 2003 and 2002, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	2003
Debentures:			
Coupon debentures	¥1,800,687	¥2,439,609	$14,980,759
Discount debentures	84,279	292,484	701,158
Subordinated bonds	28,590	54,262	237,858
Total	¥1,913,556	¥2,786,355	$15,919,775

Annual maturities of debentures at March 31, 2003, were as follows:

Year ending March 31	Millions of yen	Thousands of U.S. dollars
2004	¥1,047,247	$ 8,712,543
2005	314,002	2,612,332
2006	240,720	2,002,662
2007	155,853	1,296,617
2008 and thereafter	155,733	1,295,621
Total	¥1,913,556	$15,919,775

13. Deposits, Including Negotiable Certificates of Deposit

Deposits, including negotiable certificates of deposit, at March 31, 2003 and 2002, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	2003
Deposits:			
Current	¥ 21,253	¥ 26,231	$ 176,815
Ordinary	501,072	431,042	4,168,655
Notice	36,362	71,565	302,517
Time	1,537,035	1,239,561	12,787,321
Negotiable certificates of deposit	330,034	395,893	2,745,710
Other	151,164	96,460	1,257,612
Total	¥2,576,923	¥2,260,755	$21,438,630

14. Trading Liabilities

Trading liabilities at March 31, 2003 and 2002, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	2003
Trading liabilities:			
Derivatives for securities held to hedge trading transactions	¥ 4	¥ —	$ 33
Trading-related financial derivatives	117,493	173,580	977,483
Total	¥117,497	¥173,580	$977,516

15. Borrowed Money

Borrowed money at March 31, 2003 and 2002, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	2003
Borrowed money:			
Subordinated debt	¥232,000	¥349,600	$1,930,117
Borrowings from the Bank of Japan and other financial institutions	104,888	109,672	872,613
Total	¥336,888	¥459,272	$2,802,730

Annual maturities of borrowed money at March 31, 2003, were as follows:

Year ending March 31	Millions of yen	Thousands of U.S. dollars
2004	¥ 3,475	$ 28,917
2005	109,100	907,656
2006	6,017	50,058
2007	1,337	11,128
2008 and thereafter	216,957	1,804,971
Total	¥336,888	$2,802,730

16. Foreign Exchanges

The assets and liabilities related to foreign currency trade financing activities of the Bank at March 31, 2003 and 2002, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	2003
Foreign exchange assets:			
Foreign bills bought	¥ 2	¥ 559	$ 24
Foreign bills receivable	4,130	3,128	34,364
Due from foreign banks	6,140	145,563	51,083
Total	¥10,273	¥149,251	$85,471
Foreign exchange liabilities:			
Foreign bills payable	¥ 10	¥ 0	$ 92
Due to foreign banks	2	65	17
Total	¥ 13	¥ 65	$ 109

17. Other Liabilities

Other liabilities at March 31, 2003 and 2002, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	2003
Other liabilities:			
Accrued expenses	¥ 46,629	¥ 58,779	$ 387,936
Unearned income	4,328	6,746	36,014
Income taxes payable	777	403	6,472
Fair value of derivatives	63,923	51,204	531,813
Matured debentures, including interest	59,754	58,192	497,124
Unrealized foreign exchange transaction gain	59,336	98,901	493,646
Suspense receipts	185,839	108,960	1,546,083
Other	31,997	323,855	266,199
Total	¥452,587	¥707,042	$3,765,287

18. Reserve for Retirement Benefits

The Bank and certain of its subsidiaries have contributory and non-contributory defined benefit pension plans as well as unfunded severance indemnities plans covering most of their regular employees.

The following table presents the funded status at March 31, 2003 and 2002.

	Millions of yen		Thousands of U.S. dollars
	2003	2002	2003
Projected benefit obligation	¥(52,418)	¥(80,560)	$(436,097)
Fair value of plan assets	44,291	40,364	368,483
Funded status (Projected benefit obligation in excess of plan assets)	(8,127)	(40,196)	(67,614)
Unrecognized prior service cost	(4,546)	—	(37,822)
Unrecognized net actuarial losses	9,357	2,910	77,849
Unrecognized obligation at transition	7,265	14,519	60,442
Net amount accrued on the balance sheets	3,949	(22,766)	32,855
Prepaid pension cost	9,805	—	81,576
Reserve for retirement benefits	¥ (5,856)	¥(22,766)	$ (48,721)

The following table provides the components of net periodic retirement benefit cost for the plans included in general and administrative expenses and other losses, net, for the years ended March 31, 2003 and 2002.

	Millions of yen		Thousands of U.S. dollars
	2003	2002	2003
Service cost	¥ 3,012	¥ 2,103	$ 25,066
Interest cost	1,798	2,149	14,963
Expected return on plan assets	(982)	(1,254)	(8,175)
Amortization of prior service cost	(147)	—	(1,226)
Amortization of net actuarial losses	1,090	223	9,071
Amortization of unrecognized obligation at transition	861	1,116	7,164
Other (Extraordinary severance benefit expensed, etc.)	1,745	3,311	14,525
Net periodic retirement benefit cost	7,378	7,650	61,388
Gain on exemption from future pension obligation	(3,019)	—	(25,121)
Total	¥ 4,359	¥ 7,650	$ 36,267

Assumptions used in calculation of the above information were as follows:

	2003	2002
Discount rate	2.20%	2.80%
Expected rate of return on plan assets	3.10%	3.10%
Method of attributing the projected benefits to periods of services	Straight-line basis	Straight-line basis
Period of amortization of prior service cost	14.74 years	—
Period of amortization of net actuarial losses	9.73–14.74 years	14.74 years
Period of amortization of unrecognized obligation at transition	15 years	15 years

19. Acceptances and Guarantees

Acceptances and guarantees at March 31, 2003 and 2002, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	2003
Acceptances and guarantees:			
Guarantees	¥50,263	¥ 90,532	$418,166
Letters of credit	281	1,276	2,340
Other	—	22,602	—
Total	¥50,544	¥114,411	$420,506

20. Assets Pledged as Collateral

Assets pledged as collateral and debts collateralized at March 31, 2003 and 2002, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	2003
Assets:			
Cash and due from banks	¥ 2,752	¥ 3,290	$ 22,901
Trading assets	182,989	69,260	1,522,376
Securities	984,242	950,687	8,188,373
Loans and bills discounted	—	133,422	—
Other assets	—	9	—
Debts:			
Deposits	¥ 13,595	¥ 1,550	$ 113,106
Call money	—	240,800	—
Payables under repurchase agreements	164,958	—	1,372,371
Collateral related to securities lending transactions	397,344	582,198	3,305,694
Borrowed money	7	20	60
Other liabilities	2,942	—	24,476
Acceptances and guarantees	2,728	6,226	22,701

In addition, ¥272,384 million ($2,266,095 thousand) of securities and ¥60 million ($500 thousand) of foreign exchanges as of March 31, 2003, and ¥296,018 million of securities as of March 31, 2002, are pledged as collateral for transactions, including exchange settlements, swap transactions and the replacement of margin for future trading.

Also, ¥595 million ($4,951 thousand) and ¥1,064 million of margin deposits for futures transactions outstanding are included in other assets as of March 31, 2003 and 2002, respectively.

21. Shareholders' Equity

The authorized number of shares of capital stock (common stock and preferred stock) as of March 31, 2003, was as follows:

(i) 5,000,000 thousand common shares.

(ii) 674,528 thousand preferred shares, non-voting and ranking prior to common shares with respect to payment of dividends and distribution on liquidation or winding-up of the Bank. The dividend rate and redemption and conversion rights, if any, are to be determined by the Board of Directors of the Bank prior to issuance.

There were no changes in the capital stock and capital surplus accounts for the years ended March 31, 2002 and 2003.

	Millions of yen						
	Common stock		Preferred stock Series 2		Preferred stock Series 3		Capital surplus
	Shares (Thousands)	Stated value	Shares (Thousands)	Stated value	Shares (Thousands)	Stated value	Stated value
Fiscal 2001							
Beginning of year	2,717,075	¥ 180,853	74,528	¥ 48,443	600,000	¥ 222,000	¥ 18,558
End of fiscal 2001	2,717,075	¥ 180,853	74,528	¥ 48,443	600,000	¥ 222,000	¥ 18,558
Fiscal 2002							
Beginning of year	**2,717,075**	**¥ 180,853**	**74,528**	**¥ 48,443**	**600,000**	**¥ 222,000**	**¥ 18,558**
End of fiscal 2002	**2,717,075**	**¥ 180,853**	**74,528**	**¥ 48,443**	**600,000**	**¥ 222,000**	**¥ 18,558**
Thousands of U.S. dollars (120.20)	**—**	**$1,504,607**	**—**	**$403,021**	**—**	**$1,846,922**	**$154,396**

Japanese banks are subject to the Code to which certain amendments became effective October 1, 2001, and to the Japanese Banking Law (the "Banking Law"), which was also amended effective October 1, 2001.

Effective October 1, 2001, the Code was revised and common stock par values were eliminated, resulting in all shares being recorded with no par value. The revised Code requires that at least 50% of the issue price of new shares be designated as stated capital as determined by resolution of the Board of Directors. Proceeds in excess of amounts designated as stated capital are credited to additional paid-in capital, which is included in capital surplus.

Effective October 1, 2001, the revised Banking Law provides that an amount at least equal to 20% of the aggregate amount of cash dividends and certain other cash payments which are made as an appropriation of retained earnings applicable to each fiscal period shall be appropriated and set aside as a legal reserve until such reserve and additional paid-in capital equals 100% of stated capital. The amount of total additional paid-in capital and legal reserve which exceeds 100% of stated capital can be transferred to retained earnings by resolution of the shareholders and may be available for dividends. The Bank's retained earnings of ¥162,136 million ($1,348,892 thousand), exclusive of the legal reserve, at March 31, 2003, are available for cash dividends and other cash payments which are made as an appropriation of retained earnings. The Bank's legal reserve amount totaled ¥2,756 million ($22,930 thousand) as of March 31, 2003.

Under the Code, companies may issue new common shares to existing shareholders without consideration as a stock split pursuant to a resolution of the Board of Directors.

Effective October 1, 2001, the Code eliminated restrictions on the repurchase and use of treasury stock allowing companies to repurchase treasury stock by a resolution of the shareholders at the general shareholders' meeting and dispose of such treasury stock by resolution of the Board of Directors after March 31, 2002. The repurchased amount of treasury stock cannot exceed the amount available for future dividend plus amount of stated capital, additional paid-in capital or legal reserve to be reduced in the case where such reduction was resolved at the general shareholders' meeting.

The Bank held 212 shares of treasury stock at March 31, 2003.

The Code permits companies to transfer a portion of additional paid-in capital and legal reserve to stated capital by resolution of the Board of Directors. The Code also permits companies to transfer a portion of unappropriated retained earnings, available for dividends, to stated capital by resolution of the shareholders.

Dividends are approved by the shareholders at a meeting held subsequent to the fiscal year to which the dividends are applicable. Semiannual interim dividends may also be paid upon resolution of the Board of Directors, subject to certain limitations imposed by the Code and the Banking Law.

Holders of Series 2 preferred shares issued on March 31, 1998, are entitled to priority over common stock as to the payment of dividends and as to distributions on liquidation of the Bank, to receive non-cumulative dividends of ¥13 and a distribution of ¥1,300 per preferred share upon liquidation.

Series 2 preferred shares are convertible on or after October 1, 1998, and up to and including March 31, 2008, at the option of the shareholders, into fully paid shares of common stock of the Bank at an initial exchange price of ¥326, which was subsequently adjusted to ¥180 on or after October 1, 1999.

Unless previously converted at the option of Series 2 preferred shareholders, all outstanding Series 2 preferred shares will be mandatorily exchanged for fully paid shares of common stock on April 1, 2008, at the number of common shares calculated by dividing ¥1,300 by the average market price per share during a specified period preceding April 1, 2008, with a maximum cap of four common shares per one Series 2 preferred share.

Holders of Series 3 preferred shares issued on April 1, 2000, are entitled, with priority over common stock and an equal ranking with Series 2 preferred shares over any payment of dividends and distributions upon liquidation, to receive non-cumulative dividends of ¥4.84 and a distribution of ¥400 per preferred share upon liquidation. Series 3 preferred shares are convertible on or after August 1, 2005, and up to and including July 31, 2007, at the option of shareholders, into fully paid shares of common stock of the Bank. On August 1, 2007, the Series 3 preferred shares become mandatorily convertible. The conversion shall be for the number of common shares calculated by dividing ¥400 by the average market price per share during a certain period preceding August 1, 2005, 2006 or 2007, as applicable, or "net asset value," as defined, per common share if the shares are not publicly traded. At no time, however, shall the conversion price be less than ¥300 nor more than ¥400.

The Bank's common shareholders approved a 1-for-2 reverse common stock split at the general meeting of shareholders held on June 25, 2003. Consequently, as of July 29, 2003, the capital stock of the Bank will consist of 1,358,537 thousand shares of common stock, 74,528 thousand shares of Series 2 preferred stock and 600,000 thousand shares of Series 3 preferred stock.

The Bank's common shareholders approved the amendment of the conversion conditions of preferred stock simultaneoustly at the general meeting of shareholders held on June 25, 2003. Consequently, as of June 29, 2003, the conversion conditions of preferred stock will be amended as follows:

- For Series 2 preferred shares, the conversion price is changed to ¥360 from ¥180, and the maximum of common stock to one preferred stock is changed to two shares from four shares at the time of simultaneous conversion to common stock.
- For Series 3 preferred shares, a minimum conversion price is changed to ¥600 from ¥300, and a maximum conversion price is changed to ¥800 from ¥400. The maximum of common stock to one preferred stock at the time of simultaneous conversion to common stock is changed to 2/3 shares from 4/3 shares, and the minimum is changed to 1/2 share from one share.

22. Net Trading Income

Net trading income for the years ended March 31, 2003 and 2002, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	2003
Net trading income:			
Income from trading securities	¥ 467	¥ 542	$ 3,890
Income from derivatives for trading securities	841	156	6,998
Income from trading-related financial derivatives	6,653	1,213	55,357
Other	551	(126)	4,585
Total	¥8,513	¥1,785	$70,830

23. Other Business Income (Losses)

"Other, net" in other business income (losses) for the years ended March 31, 2003 and 2002, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	2003
"Other, net" in other business income (losses):			
Net gain on other monetary claims held for trading purposes	¥16,393	¥ 8,727	$136,383
Gain on redemption of subordinated debt	—	3,722	—
Equity in net loss of affiliates	(208)	(136)	(1,732)
Amortization of goodwill	—	(659)	—
Amortization of debenture issuance costs	(380)	(585)	(3,165)
Other, net	(285)	1,764	(2,373)
Total	¥15,519	¥12,833	$129,113

24. Credit (Recoveries) Costs

Credit (recoveries) costs for the years ended March 31, 2003 and 2002, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	2003
Credit (recoveries) costs:			
Net (reversal) provision of reserve for loan losses	¥(11,779)	¥ 728	$(97,995)
Loss on sale of loans	1,457	179	12,126
Provision of reserve for loss on sale of bonds	1,248	—	10,390
Loss on write-off of loans	442	160	3,685
Total	¥ (8,629)	¥1,069	$(71,794)

25. Other Losses, Net

Other losses, net, for the years ended March 31, 2003 and 2002, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	2003
Other losses, net:			
(Loss) gain on disposal of premises and equipment	¥(2,132)	¥ 1,168	$(17,741)
Gain on exemption from future pension obligation	3,019	—	25,121
Pension-related costs	(2,524)	(4,614)	(21,004)
Gain on prescription of debentures	1,944	—	16,180
Recoveries of written-off claims	0	4	6
Provision for loss on disposition of premises and equipment	(450)	(53)	(3,744)
Tokyo and Osaka regional bank taxes	—	(2,137)	—
Other, net	(138)	(3,245)	(1,154)
Total	¥ (280)	¥(8,878)	$ (2,336)

26. Lease Transactions

(1) Finance lease transactions, under which the ownership of the property is not deemed to transfer to the lessee, at March 31, 2003 and 2002, consisted of the following:

As Lessee

Acquisition cost, accumulated depreciation and net balance of leased property at March 31, 2003 and 2002, were as follows:

	Millions of yen		Thousands of U.S. dollars
Leased assets	2003	2002	2003
Acquisition cost:			
Equipment	¥253	¥1,629	$2,106
Other	159	529	1,326
Total	¥412	¥2,158	$3,432
Accumulated depreciation:			
Equipment	¥126	¥1,086	$1,055
Other	54	378	456
Total	¥181	¥1,465	$1,511
Net balance:			
Equipment	¥126	¥ 542	$1,051
Other	104	150	870
Total	¥230	¥ 693	$1,921

Lease obligations at March 31, 2003 and 2002, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	2003
Obligations:			
Due within one year	¥ 78	¥373	$ 654
Due after one year	155	340	1,290
Total	¥233	¥714	$1,944

Total lease payments were ¥261 million ($2,175 thousand) and ¥718 million for the years ended March 31, 2003 and 2002, respectively, depreciation expenses were ¥247 million ($2,055 thousand) and ¥671 million for the years ended March 31, 2003 and 2002, respectively, and interest expenses were ¥9 million ($78 thousand) and ¥29 million for the years ended March 31, 2003 and 2002, respectively.

Depreciation expense is calculated using the straight-line method over the life of the respective leased assets with zero residual value. The difference of total lease payments and acquisition cost of leased assets is set to interest expense, and is allocated to each fiscal year using the interest method.

As Lessor

Acquisition cost, accumulated depreciation and net balance of leased property at March 31, 2003 and 2002, were as follows:

	Millions of yen		Thousands of U.S. dollars
Leased assets	2003	2002	2003
Acquisition cost:			
Equipment	¥—	¥7,596	$—
Other	—	1,925	—
Total	¥—	¥9,522	$—
Accumulated depreciation:			
Equipment	¥—	¥3,941	$—
Other	—	758	—
Total	¥—	¥4,699	$—
Net balance:			
Equipment	¥—	¥3,655	$—
Other	—	1,167	—
Total	¥—	¥4,822	$—

Future lease payment receivables as of March 31, 2003 and 2002, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	2003
Receivables:			
Due within one year	¥—	¥3,144	$—
Due after one year	—	1,676	—
Total	¥—	¥4,821	$—

Total lease revenues were ¥3,337 million ($27,769 thousand) and ¥10,929 million for the years ended March 31, 2003 and 2002, respectively, depreciation expenses were ¥2,764 million ($22,998 thousand) and ¥8,988 million for the years ended March 31, 2003 and 2002, respectively, and interest income was ¥587 million ($4,889 thousand) and ¥1,940 million for the years ended March 31, 2003 and 2002, respectively.

Depreciation expense is calculated using the straight-line method over the lease term with zero residual value. The difference of total lease revenues and acquisition cost of leased assets is set to interest expense, and is allocated to each fiscal year using the interest method.

(2) Non-cancelable operating leases as lessee at March 31, 2003 and 2002, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	2003
Obligations:			
Due within one year	¥2	¥2	$19
Due after one year	4	6	36
Total	¥6	¥8	$55

27. Segment Information

(a) Business Segment Information

The Group is engaged in banking and other related activities such as trust, securities and other businesses. Such segment information, however, has not been presented as the percentage of the other activities is not material to the banking business.

(b) Geographic Segment Information

Since the proportion of business that the Group conducts in Japan exceeds 90% of operating income and total assets, geographic segment information is not presented.

(c) Foreign Operating Income

Foreign operating income comprises transactions at the Bank's overseas branch and income from the overseas consolidated subsidiaries. The composition of this volume of transactions does not reach 10% of operating income, therefore foreign operating income segment information is not presented.

28. Income Taxes

The Group is subject to a number of taxes based on income, such as the corporation tax, inhabitants tax and enterprise tax, which, in the aggregate, resulted in a normal effective statutory tax rate of approximately 42.1% and 38.1% for the years ended March 31, 2003 and 2002, respectively.

A reconciliation of the actual effective tax rate with the normal effective statutory tax rate for the years ended March 31, 2003 and 2002, was as follows:

	2003	2002
Normal effective statutory tax rate	42.1%	38.1%
Increase (decrease) in taxes resulting from:		
Permanently non-deductible expenses	0.2	0.1
Change in valuation allowance	87.4	(94.0)
Change in enacted tax rate	(142.3)	2.1
Other	(1.9)	1.9
Actual effective tax rate	(14.5)%	(51.8)%

The tax effects of significant temporary differences and loss carryforwards, which resulted in deferred tax assets and liabilities, at March 31, 2003 and 2002, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	2003
Deferred tax assets:			
Tax loss carryforwards	¥ 388,883	¥ 281,671	$ 3,235,304
Reserve for loan losses	67,937	126,838	565,204
Reserve for retirement benefits	7,816	8,167	65,030
Securities	6,736	6,859	56,044
Reserve for bonuses payable	3,205	2,489	26,671
Unamortized gain on swap cancellation	2,743	4,051	22,822
Unrealized losses on money held in trust	—	2,934	—
Other	10,600	6,893	88,190
Subtotal	¥ 487,923	¥ 439,905	$ 4,059,265
Valuation allowance	(459,141)	(418,637)	(3,819,812)
Total deferred tax assets	¥ 28,782	¥ 21,268	$ 239,453
Deferred tax liabilities:			
Net unrealized gains on securities available-for-sale	¥ 10,346	¥ 3,562	$ 86,081
Other	—	10	—
Total deferred tax liabilities	¥ 10,346	¥ 3,573	$ 86,081
Net deferred tax assets	¥ 18,435	¥ 17,695	$ 153,372

The normal effective statutory tax rate is changed from 38.1% for fiscal 2001 to 42.1% for fiscal 2002, as a result of the reinstatement of the Tokyo enterprise tax upon the discontinuance of the Business Tax to Banking in Tokyo. Effective on April 1, 2003, the normal effective statutory tax rate is changed from 42.1% to 43.9%, as a result of the Bank's application for consolidated tax return filing from fiscal 2003.

By these changes, the normal effective statutory tax rate used for calculation of deferred tax assets and deferred tax liabilities is changed from 38.1% for fiscal 2001 to 43.9% for fiscal 2002. The effect of this change is that the amount of deferred tax assets increases ¥2,415 million ($20,093 thousand), and the credit amount of income tax (deferred) increases ¥3,771 million ($31,379 thousand). In addition, net unrealized gains on securities available-for-sale, net of taxes, decreases ¥1,356 million ($11,286 thousand).

29. Off-Balance Sheet Lending-Related Financial Instruments

The Bank issues commitments to extend credit and establishes credit lines for overdraft by making agreements to meet the financing needs of its customers. Unfunded amounts of these commitments are ¥1,009,550 million ($8,398,923 thousand), out of which the original agreement terms of less than one year are ¥908,929 million ($7,561,808 thousand). Since a large majority of these commitments expire without being drawn upon, the unfunded amounts do not necessarily represent future cash requirements. Many of such agreements include conditions to the effect that the Bank has the right to reject the drawdown or to reduce the amount depending on changes in financial circumstances, protection of claims or other reasonable grounds.

In addition, the Bank obtains collateral when necessary to reduce credit risk related to these commitments.

30. Related Party Transactions

Related party transactions for the years ended March 31, 2003 and 2002, were as follows:

			Amounts of the transactions		
			Millions of yen		Thousands of U.S. dollars
Related party	Category	Description of the transactions	2003	2002	2003
Ripplewood Holdings Management LLC [*1]	Companies in which the majority vote is owned by directors	Expense for advisory service	¥472	¥472	$3,931
JCF Management L.P. [*2]	Companies in which the majority vote is owned by directors	Expense for advisory service	455	492	3,793
J.C. Flowers & Co., LLC [*3]	Companies in which the majority vote is owned by directors	Income for sublease of office rent	—	65	—
JCF Services & Co., LLC [*4]	Companies in which the majority vote is owned by directors	Income for sublease of office rent, including office space, office equipment and sharing administrative expenses	80	—	667

Notes: [*1] A director of the Bank, Timothy C. Collins, essentially holds the majority vote and serves concurrently as senior managing director and CEO of the company.
[*2] A director of the Bank, J. Christopher Flowers, holds the majority vote and serves concurrently as a general partner of the partnership.
[*3] A director of the Bank, J. Christopher Flowers, holds the majority vote and serves concurrently as chairman of the company.
[*4] A director of the Bank, J. Christopher Flowers, holds the majority vote and serves concurrently as a managing member of the company.

31. Derivative Financial Instruments

Purposes

The Group uses derivative financial instruments primarily to hedge risks for customers, to maximize the profit of its own trading account and to manage the potential risks in its own portfolios of assets and liabilities as a part of ALM.

Risk Exposure

Derivative transactions may be subject to complex risk factors, including market risk, credit risk, liquidity risk, operational risk and legal risk. The Bank controls these risks under its risk management system. To manage market risk, the Bank uses Value-at-Risk ("VaR") modeling to quantify the maximum total exposure. In the internal model, the Bank measures the VaR based on one year's historical data and the assumptions of a 10-day holding period and a 99% confidence interval. According to this model, the maximum VaR due to general market risk in the Bank's trading account including derivatives was ¥1,447 million ($12,046 thousand) in fiscal 2002 and the average was ¥654 million ($5,448 thousand). In fiscal 2001, the maximum VaR was ¥1,205 million and the average was ¥587 million. Also, to manage credit risk, the Bank utilizes the current exposure and potential exposure for derivatives, particularly for over-the-counter transactions such as swap contracts. The consolidated credit risk amount under the capital adequacy ratio for domestic banking was calculated as ¥266.3 billion ($2,215 million) and ¥297.4 billion as of March 31, 2003 and 2002, respectively.

Risk Management System

The Risk Management Division, which is independent of the front office, has the responsibility to manage the risk of the whole Bank. This division controls the measurement of market risk on a daily basis, monitors the market risk status on both the banking and trading divisions and reports periodically to the directors in charge. Credit risk is also controlled by the unified credit line and major derivative products are dealt with within the established limits. Credit exposure is monitored accordingly and the Bank may require collateral, etc., to reduce credit risk on a case by case basis.

It should be noted that the nominal contract value or notional principal amount is used in determining the value of receipts or payments of interest and as an indicator representative of the volume of transactions, but those values do not necessarily reflect market risk or credit risk, etc.

(a) Interest Rate-Related Transactions

Interest rate-related transactions for the years ended March 31, 2003 and 2002, were as follows:

	Millions of yen							
	2003				2002			
	Contractual value or notional principal amount				Contractual value or notional principal amount			
	Total	Maturity over one year	Market value	Unrealized gain (loss)	Total	Maturity over one year	Market value	Unrealized gain (loss)
Futures contracts (listed):								
Sold	¥ 18,134	¥ —	¥ (20)	¥ (20)	¥ 191,902	¥ 12,602	¥ 263	¥ 263
Bought	16,281	—	6	6	93,172	29,531	(342)	(342)
Interest rate swaps (over-the-counter):								
Receive fixed and pay floating	2,857,857	2,024,117	141,703	141,703	3,719,928	2,384,640	182,319	182,319
Receive floating and pay fixed	2,612,185	1,840,653	(121,807)	(121,807)	3,275,534	2,149,398	(147,998)	(147,998)
Receive floating and pay floating	559,824	517,875	206	206	242,800	158,872	1,119	1,119
Receive fixed and pay fixed	8,982	8,854	9	9	9,301	9,211	18	18
Interest rate options (over-the-counter):								
Sold	543,853	438,694	(609)	4,465	367,081	325,028	(2,148)	(2,148)
Bought	1,309,300	1,275,500	2,932	(1,077)	193,432	144,800	841	841
Total			¥ 22,420	¥ 23,485			¥ 34,072	¥ 34,072

	Thousands of U.S. dollars			
	2003			
	Contractual value or notional principal amount			
	Total	Maturity over one year	Market value	Unrealized gain (loss)
Futures contracts (listed):				
Sold	$ 150,866	$ —	$ (171)	$ (171)
Bought	135,457	—	51	51
Interest rate swaps (over-the-counter):				
Receive fixed and pay floating	23,775,853	16,839,581	1,178,900	1,178,900
Receive floating and pay fixed	21,731,994	15,313,260	(1,013,378)	(1,013,378)
Receive floating and pay floating	4,657,441	4,308,452	1,718	1,718
Receive fixed and pay fixed	74,731	73,665	81	81
Interest rate options (over-the-counter):				
Sold	4,524,570	3,649,706	(5,073)	37,151
Bought	10,892,679	10,611,481	24,396	(8,962)
Total			$ 186,524	$ 195,390

(1) Derivatives included in the table above were marked to market and the unrealized gains and losses were reported in the consolidated statements of income. Derivatives for which hedge accounting was adopted are excluded from the table above.

(2) Market Values:
The market values listed represent the closing price on the Tokyo International Financial Futures Exchange and other exchanges at the consolidated balance sheet date. The market values of over-the-counter transactions are calculated mainly by using the discounted present value or an option pricing model.

(b) Currency-Related Transactions

Currency-related transactions for the years ended March 31, 2003 and 2002, were as follows:

	Millions of yen							
	2003				2002			
	Notional principal amount				Notional principal amount			
	Total	Maturity over one year	Market value	Unrealized (loss)	Total	Maturity over one year	Market value	Unrealized (loss)
Currency swaps (over-the-counter)								
Total	¥492,351	¥358,343	¥(2,457)	¥(2,457)	¥582,380	¥330,387	¥(5,570)	¥(5,570)

	Thousands of U.S. dollars			
	2003			
	Notional principal amount			
	Total	Maturity over one year	Market value	Unrealized (loss)
Currency swaps (over-the-counter)				
Total	$4,096,105	$2,981,229	$(20,442)	$(20,442)

(1) Derivatives included in the table above were marked to market and the unrealized gain and loss were reported in the consolidated statements of income. Swaps for which hedge accounting was adopted as explained in (3) below were excluded from the table above.

(2) Market Values:
Market values are calculated by discounting estimated cash flows.

(3) Certain swaps were accounted for on an accrual basis based on the transitional treatment provided in Industry Audit Committee Report No. 25 of the JICPA.

Contractual value or notional principal of the currency swaps described in (3) above was as follows:

	Millions of yen					
	2003			2002		
	Notional principal amount			Notional principal amount		
	Total	Market value	Unrealized gain (loss)	Total	Market value	Unrealized gain (loss)
Currency swaps (over-the-counter)						
Total	¥95,651	¥227	¥227	¥35,797	¥(229)	¥(229)

	Thousands of U.S. dollars		
	2003		
	Notional principal amount		
	Total	Market value	Unrealized gain (loss)
Currency swaps (over-the-counter)			
Total	$795,767	$1,895	$1,895

Forward foreign exchange contracts and currency options that were marked to market and reported in the consolidated statements of income were excluded from the table mentioned on this page.

Contractual values of the forward foreign exchange contracts and currency options described above were as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2002	2003
	Contractual value	Contractual value	Contractual value
Foreign exchange (over-the-counter)			
Forward contracts:			
Sold	¥187,247	¥198,997	$1,557,795
Bought	146,534	163,201	1,219,086
Currency options:			
Sold	42,878	64,855	356,728
Bought	68,631	97,939	570,975

(c) Equity-Related Transactions

Equity-related transactions for the years ended March 31, 2003 and 2002, were as follows:

	Millions of yen						Thousands of U.S. dollars		
	2003			2002			2003		
	Contractual value	Market value	Unrealized gain (loss)	Contractual value	Market value	Unrealized gain (loss)	Contractual value	Market value	Unrealized gain (loss)
Equity index futures (listed):									
Sold	¥ —	¥ —	¥ —	¥ 55	¥—	¥—	$ —	$ —	$ —
Bought	326	(11)	(11)	225	(3)	(3)	2,715	(93)	(93)
Equity index options (listed):									
Sold	1,144	14	19	—	—	—	9,517	119	162
Bought	15,768	16	(58)	—	—	—	131,181	133	(489)
Equity options (listed):									
Sold	3,207	132	(27)	—	—	—	26,685	1,106	(232)
Bought	422	24	10	—	—	—	3,515	203	87
Other (over-the-counter):									
Sold	130	12	(8)	—	—	—	1,082	104	(68)
Bought	—	—	—	—	—	—	—	—	—
Total		¥188	¥(76)		¥(3)	¥(3)		$1,572	$(633)

(1) Derivatives included in the table above were marked to market and the unrealized gains and losses were reported in the consolidated statements of income.

(2) Market Values:

The market values listed represent the closing price on the Tokyo Stock Exchange and other exchanges at the consolidated balance sheet date. The market values of over-the-counter transactions are calculated mainly by using an option pricing model.

(d) Bond-Related Transactions

Bond-related transactions for the years ended March 31, 2003 and 2002, were as follows:

	Millions of yen						Thousands of U.S. dollars		
	2003			2002			2003		
	Notional principal amount	Market value	Unrealized gain (loss)	Notional principal amount	Market value	Unrealized gain (loss)	Notional principal amount	Market value	Unrealized gain (loss)
Bond futures (listed):									
Sold	¥14,303	¥(3)	¥(3)	¥63,637	¥(376)	¥(376)	$118,993	$(25)	$(25)
Bought	7,148	4	4	60,905	486	486	59,472	37	37

(1) Derivatives included in the table above were marked to market and the unrealized gains and losses were reported in the consolidated statements of income.

(2) Market Values:

The market values listed represent the closing price on the Tokyo Stock Exchange and other exchanges at the consolidated balance sheet date.

(e) Commodity Derivatives Transactions

The Group has no outstanding positions arising from commodity derivatives transactions.

(f) Credit Derivatives Transactions

Credit derivatives transactions for the years ended March 31, 2003 and 2002, were as follows:

	Millions of yen						Thousands of U.S. dollars		
	2003			2002			2003		
	Notional principal amount	Market value	Unrealized gain (loss)	Notional principal amount	Market value	Unrealized gain (loss)	Notional principal amount	Market value	Unrealized gain (loss)
Credit default option (over-the-counter):									
Sold	¥74,633	¥ 425	¥ 425	¥41,651	¥(568)	¥(568)	$620,912	$ 3,543	$ 3,543
Bought	15,612	(145)	(145)	8,664	- 31	31	129,884	(1,214)	(1,214)

(1) Derivatives included in the table above were marked to market and the unrealized gain and loss were reported in the consolidated statements of income.

(2) Market Values:
The market values are calculated by using the present value of estimated cash flows or other models.

(3) "Sold" stands for accepting credit risk and "bought" stands for transferring credit risk.

32. Net Income per Common Share

A reconciliation of the differences between basic and diluted net income per common share ("EPS") for the years ended March 31, 2003 and 2002, was as follows:

	Millions of yen	Thousands of shares	Yen	U.S. dollars
	Net income	Weighted average shares	EPS	EPS
For the year ended March 31, 2003:				
Basic EPS				
Net income available to common shareholders	¥49,157	2,717,075	¥18.09	$0.15
Effect of dilutive securities				
Preferred stock	3,872	1,338,257		
Diluted EPS				
Net income for computation	¥53,030	4,055,332	¥13.08	$0.11
For the year ended March 31, 2002:				
Basic EPS				
Net income available to common shareholders	¥57,346	2,717,075	¥21.11	
Effect of dilutive securities				
Preferred stock	3,872	1,338,257		
Diluted EPS				
Net income for computation	¥61,219	4,055,332	¥15.10	

33. Subsequent Events

(1) The following appropriation of retained earnings of the Bank for fiscal 2002 was approved at the general meeting of shareholders held on June 25, 2003.

	Millions of yen	Thousands of U.S. dollars
Transfer to legal reserve	¥1,378	$11,464
Dividends:		
Series 2 preferred stock (¥13.00 per share)	968	8,061
Series 3 preferred stock (¥4.84 per share)	2,904	24,160
Common stock (¥1.11 per share)	3,015	25,091
Total	¥8,266	$68,776

(2) The Bank's common shareholders approved a 1-for-2 reverse common stock split at the general meeting of shareholders held on June 25, 2003, and the reverse common stock split was consummated on July 29, 2003. See Note 21 about details of the reverse common stock split.

The pro forma per share information giving effect to the reverse common stock split is presented in the consolidated statements of income.

Independent Auditors' Report

Deloitte Touche Tohmatsu

To the Board of Directors and Shareholders of
Shinsei Bank, Limited

We have audited the accompanying consolidated balance sheets of Shinsei Bank, Limited (the "Bank") and subsidiaries as of March 31, 2003 and 2002, and the related consolidated statements of income, shareholders' equity, and cash flows for the years then ended, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Bank and subsidiaries at March 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles and practices generally accepted in Japan.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1 to the consolidated financial statements. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu

Tokyo, Japan
June 25, 2003
(July 29, 2003 as to Note 33)

Non-Consolidated Balance Sheets

Shinsei Bank, Limited
March 31, 2003 and 2002

	Millions of yen		Thousands of U.S. dollars
	2003	2002	2003
ASSETS			
Cash and due from banks	¥ 242,713	¥ 376,301	$ 2,019,251
Call loans	536	296,559	4,459
Collateral related to securities borrowing transactions	1,966	122,394	16,356
Other monetary claims purchased	127,072	2,798	1,057,174
Trading assets	356,406	591,014	2,965,115
Money held in trust	176,692	130,328	1,469,989
Securities	1,768,003	1,493,048	14,708,852
Loans and bills discounted	3,673,158	5,012,174	30,558,720
Foreign exchanges	10,273	149,251	85,472
Other assets	495,490	345,069	4,122,219
Premises and equipment	21,912	17,375	182,297
Deferred discounts on and issuance expenses for debentures	163	345	1,360
Deferred tax assets	18,330	17,644	152,497
Customers' liabilities for acceptances and guarantees	87,580	183,783	728,626
Reserve for loan losses	(216,590)	(371,461)	(1,801,919)
Total assets	¥6,763,710	¥8,366,626	$56,270,468
LIABILITIES AND SHAREHOLDERS' EQUITY			
Liabilities:			
Debentures	¥1,888,405	¥2,735,251	$15,710,528
Deposits, including negotiable certificates of deposit	2,602,902	2,384,032	21,654,766
Call money	—	329,900	—
Payables under repurchase agreements	164,958	—	1,372,371
Collateral related to securities lending transactions	397,344	582,198	3,305,694
Commercial paper	—	1,000	—
Trading liabilities	118,255	347,667	983,823
Borrowed money	358,259	515,061	2,980,524
Foreign exchanges	8,918	66	74,197
Other liabilities	441,904	639,750	3,676,409
Reserve for bonuses payable	7,293	7,802	60,677
Reserve for retirement benefits	5,813	22,732	48,364
Reserve for loss on disposition of premises and equipment	450	53	3,744
Reserve for loss on sale of bonds	1,248	—	10,390
Acceptances and guarantees	87,580	183,783	728,626
Total liabilities	6,083,335	7,749,299	50,610,113
Shareholders' equity:			
Capital stock:			
Common stock	180,853	180,853	1,504,607
Preferred stock	270,443	270,443	2,249,943
Capital surplus	18,558	18,558	154,396
Retained earnings:			
Legal reserve	2,756	2,064	22,930
Unappropriated retained earnings	194,564	139,622	1,618,670
Net unrealized gains on securities available-for-sale, net of taxes	13,199	5,785	109,809
Treasury stock, at cost	(0)	(0)	(0)
Total shareholders' equity	680,374	617,327	5,660,355
Total liabilities and shareholders' equity	¥6,763,710	¥8,366,626	$56,270,468

Non-Consolidated Statements of Income

Shinsei Bank, Limited
For the years ended March 31, 2003 and 2002

	Millions of yen		Thousands of U.S. dollars
	2003	2002	2003
Interest income:			
Interest on loans and bills	¥ 90,611	¥117,813	$ 753,841
Interest and dividends on securities	21,538	41,424	179,192
Interest on deposits with banks	1,535	5,271	12,772
Other interest income	6,510	5,283	54,165
Total interest income	120,196	169,793	999,970
Interest expenses:			
Interest and discounts on debentures	19,198	38,471	159,723
Interest on deposits	10,991	13,120	91,439
Interest on other borrowings	13,360	20,304	111,156
Other interest expenses	2,019	5,346	16,799
Total interest expenses	45,569	77,241	379,117
Net interest income	74,626	92,551	620,853
Fees and commissions income	18,399	10,908	153,074
Fees and commissions expenses	3,824	3,441	31,817
Net fees and commissions	14,575	7,467	121,257
Net trading income	2,807	261	23,360
Other business income (losses):			
Income on money held in trust	33,063	19,994	275,068
Net loss on securities and foreign exchanges	(17,803)	(6,339)	(148,111)
Other, net	(212)	4,290	(1,771)
Net other business income	15,047	17,944	125,186
Total revenue	107,056	118,225	890,656
General and administrative expenses:			
Personnel expenses	28,366	27,562	235,996
Premises expenses	13,317	13,661	110,798
Technology and data processing expenses	4,621	5,123	38,450
Advertising expenses	3,115	4,070	25,920
Consumption and property taxes	2,498	2,647	20,783
Deposit insurance premium	1,568	1,780	13,051
Other general and administrative expenses	11,789	12,022	98,081
Total general and administrative expenses	65,278	66,867	543,079
Net business profit	41,778	51,357	347,577
Credit (recoveries) costs	(10,099)	2,789	(84,024)
Other losses, net	(153)	(8,895)	(1,278)
Income before income taxes	51,724	39,672	430,323
Income tax (benefit):			
Current	71	137	596
Deferred	(7,438)	(21,204)	(61,880)
Net income	¥ 59,091	¥ 60,738	$ 491,607
Basic net income per common share (Yen and U.S. dollars)	¥ 20.32	¥ 20.92	$ 0.17
Diluted net income per common share (Yen and U.S. dollars)	14.57	14.97	0.12
Pro forma reflecting reverse common stock split:			
Basic net income per common share (Yen and U.S. dollars)	¥ 40.64	¥ 41.85	$ 0.34
Diluted net income per common share (Yen and U.S. dollars)	29.14	29.95	0.24

Non-Consolidated Statements of Retained Earnings

Shinsei Bank, Ltd.
For the years ended March 31, 2003 and 2002

	Millions of yen		Thousands of U.S. dollars
	2003	2002	2003
Legal reserve:			
Balance at beginning of year	¥ 2,064	¥ —	$ 17,173
Transfer from unappropriated retained earnings	692	2,064	5,757
Balance at end of year	¥ 2,756	¥ 2,064	$ 22,930
Unappropriated retained earnings:			
Balance at beginning of year	¥139,622	¥ 91,267	$1,161,588
Appropriation:			
Transfer to legal reserve	(692)	(2,064)	(5,757)
Dividends paid	(3,457)	(10,319)	(28,768)
Net income	59,091	60,738	491,607
Balance at end of year	¥194,564	¥139,622	$1,618,670

Summary of the Share Purchase Agreement (February 9, 2000)

The following is a translation of a Summary of the final Share Purchase Agreement for the sale of the former Long-Term Credit Bank of Japan, Limited

1. Basic Nature of the Final Agreement

(1) The Deposit Insurance Corporation (hereinafter referred to as "DIC"), The Long-Term Credit Bank of Japan, Ltd. (hereinafter referred to as "LTCB"), and New LTCB Partners C.V. (hereinafter referred to as "Partners") agreed and executed the Share Purchase Agreement (hereinafter, "Agreement") summarized herein on February 9, 2000. [Preamble to Agreement]

(2) Under the Agreement, Partners will purchase approximately 2.4 billion issued and outstanding common shares in LTCB for ¥1 billion and 300 million new common shares in LTCB for ¥120 billion on a date, scheduled for March 1, 2000 (hereinafter the "Closing"). [Article 1]

(3) Partners will fulfill its obligations related to the Closing and concomitant transactions under certain conditions, which include the payment of an offset of deficit and a monetary donation by DIC, the occurrence of no developments having a material adverse effect on LTCB, and the absence of any breach of the provisions of the Agreement on the part of DIC or LTCB, which has a material adverse effect on LTCB on or prior to the Closing. [Article 4.1]

(4) DIC will fulfill its obligations related to the Closing and concomitant transactions under certain conditions, which include the absence of any material breach of the provisions of the Agreement on the part of Partners that has a material adverse effect and the absence of any breach of Partners' representation to submit the list of proposed directors on or prior to the Closing. [Article 4.2]

(5) Except in the event that the parties to the Agreement decide to postpone the Closing, the Agreement will terminate if not executed by June 1, 2000. However, if DIC and Partners agree in writing, the Agreement can terminate. If the Closing does not take place on the specified date as a result of non-satisfaction of the conditions specified in (3) and (4), all the parties to the Agreement shall make their best endeavor to satisfy such condition(s). [Article 12]

2. Method of Acquisition, Payment, and Related Matters

(1) Partners will purchase from DIC within the issued and outstanding shares of LTCB (which comprise approximately 2.4 billion common shares and 100 million preferred shares) the full amount of common shares (excluding 212 shares that are less than the minimum trading unit of 1,000 shares) for consideration of ¥1 billion. [Article 3.1]

(2) DIC will continue to hold approximately 74.5 million issued and outstanding preferred shares of LTCB, and the remaining approximately 25.5 million preferred shares will be canceled without compensation. [Article 3.2]

Note: The outstanding preferred shares were originally underwritten by the Resolution and Collection Bank (so-called at that time) under the provisions of the Law Concerning Special Measures for Early Stabilization of Finance (repealed) for consideration of ¥130 billion. Accompanying the commencement of the temporary nationalization of LTCB, these shares were transferred to DIC without consideration. The current terms of these preferred shares are: Dividend rate, 1% per annum; convertible to common shares at a conversion price of ¥180 per share, which became effective on October 1, 1999, and remains in effect through mandatory conversion; mandatory conversion date, 2008, but conversion is possible at any time before that date.

3. Capital Reinforcement and Capital Ratio

(1) Partners will subscribe for 300 million newly issued common shares of the Reprivatized LTCB for consideration of ¥120 billion (¥400 per share). [Article 3.2]

(2) The Reprivatized LTCB will request the government to subscribe to 600 million newly issued nonvoting, preferred, and non-par value shares for consideration of ¥240 billion (¥400 per share). These shares will be issued under the Law concerning Earlier Sound Operation of Financial Functions and with the condition that the Reprivatized LTCB is a financial institution categorized as having sound shareholder equity (subject to the condition that as of the date of approval, the Reprivatized LTCB will have achieved a capital adequacy ratio of 4%). Other terms and conditions of this issue will be as follows. [Article 3.2 and 3.4]

- Holders may convert the preferred shares into common shares on or after the August 1 following the fifth anniversary of the date of issuance.
- On the August 1 following the fifth, sixth, and seventh anniversaries of the date of issuance, the conversion price will be adjusted to the lower of ¥400 or market price (or net asset value per share prior to listing) but under no circumstances will the conversion price be less than ¥300 per share.
- Conversion of the preferred shares will be mandatory on the August 1 following the seventh anniversary date of the issuance.
- Dividends will be decided by the Financial Reconstruction Commission (hereinafter "FRC").

Note: After conversion of the outstanding preferred shares mentioned in 2. (2), the maximum percentage of ownership by DIC will be 33.0%.

(3) The capital adequacy ratio will be approximately 13% (on the basis described as follows, which is after realization of unrealized gains on shareholdings).

4. Offset of the Deficit by DIC and Related Matters

(1) DIC will make an offset of the deficit and a monetary donation based on the Temporary Nationalization Account of the non-consolidated balance sheet of LTCB. The balance sheet will be prepared based on Japanese GAAP applicable to the fiscal year ending March 31, 2000. [Article 2.1 and 2.2]

(2) DIC will make an initial payment to LTCB prior to the Closing based on the Preliminary Base Date Balance Sheet (scheduled for February 29, 2000, the date prior to the Closing) under Articles 62 and 72 of the Financial Reconstruction Law. Following the Closing, the final payment will be confirmed and adjustment will be made based on the Definitive Base Date Balance Sheet. [Article 2.3 and 2.4]

(3) The Definitive Base Date Balance Sheet will be prepared by LTCB and audited by LTCB's independent public accounting firm, then presented to Partners following approval by DIC. Partners will have its accounting firm examine the balance sheet, and, if there are differences of opinion regarding any items (other than loan assets and certain other items) the accounting firm appointed by Partners will discuss the points of difference with LTCB's accounting firm. If the discussions do not resolve the differences, a third accounting firm will be asked to provide an opinion. DIC and Partners will respect the judgment of the third accounting firm. However, rights to file a suit to solve the difference of opinions should be reserved by both parties. [Article 2.4]

(4) If the receipt by LTCB of any payments from DIC result in a duty to pay corporate income or other taxes, this will be taken into consideration in setting the final amount of the offset of the deficit and monetary donation. [Article 2.5]

5. Treatment of Shares Held by LTCB

(1) Listed shares held by LTCB will be sold as provided for in items (2) through (7) below. The unrealized value of these shares, a total of ¥250 billion will be realized and used to boost the capital of the Reprivatized LTCB.

(2) LTCB has prepared a list of its shareholdings as of January 31, 2000, and provided it to Partners, showing the issuer, the number, the book value, and the market value on that date. Those shares showing unrealized losses on that date will be sold before the Closing to DIC (if they are the type of shares covered in (5) below) or sold in the market. (The sales price to DIC will be that shown in the list.) [Article 7.1]

(3) Partners will select listed shares from the list prepared by LTCB that have sufficient unrealized gains to raise the capital ratio of the Reprivatized LTCB to 4%, and these will be designated Shares for First Sale. Partners will then prepare a list of Shares for Second Sale with total unrealized gains equivalent to the gains obtained from the first sales subtracted from ¥250 billion. Partners will notify DIC and LTCB of the content of these lists of shares for sale. [Article 7.3]

(4) Listed stocks with unrealized gains other than those in the Shares for First Sale and Shares for Second Sale will be sold prior to the Closing. Shares for First Sale will be sold on the day of the Closing, and Shares for Second Sale will be sold within 90 days following the Closing. These stocks will be sold to DIC (if they are the type of shares covered in (5) below) or in the market. (Whether sales will be made to DIC or into the market will be decided at the time that the list mentioned in (3) is prepared.) Sales to DIC will all be made at the prices contained in the list. [Article 7.4]

(5) Shares whose ownership is deemed necessary for the businesses of the Reprivatized LTCB will be purchased by DIC and then entrusted to LTCB Trust & Banking. DIC will not sell these shares for five years without the consent of the Reprivatized LTCB. The nominal ownership and actual voting rights of these shares will be retained by LTCB or LTCB Trust & Banking, and the Reprivatized LTCB will be able, in principle, to purchase these from DIC at a fair price at any time. In the event the purchase of these shares from DIC results in a loss for DIC, DIC will have the right to refuse such purchase requests from the Reprivatized LTCB. (When these shares enter their fifth year or longer of being held in trust and DIC refuses an offer from the Reprivatized LTCB to sell, the term in trust will be extended one year from the time of refusal. The same pertains to refusals made during the period of extension.) However, for specified stocks for which LTCB gives notice in writing (up to two notifications are possible) following such notice DIC may sell the specified stocks without the consent of LTCB. In such cases, for a period of five years from the date these shares are so specified, LTCB will have first priority purchase rights for such stocks (the right to purchase such stocks on the same conditions as the most favorable offer to DIC from a third party). [Article 7.6]

(6) LTCB may sell those stocks not necessary for its businesses at a fair price into the market or to DIC (as specified in (7) below). In the event DIC purchases such stocks, it will not be obligated to place these in trust with LTCB Trust & Banking. [Article 7.6]

(7) When LTCB is thinking of selling stocks held by LTCB to a third party, consultations shall be held with DIC in advance. DIC will not oppose such sales, but it will have the right, depending on stock market conditions, to designate itself as a purchaser, and purchases of such stocks can be made at fair market price. [Article 7.5]

(8) LTCB will endeavor to sell unlisted stock—with the exceptions of shares of designated subsidiaries, restricted shares (fractional shares, numbers of stock less than the trading unit, and shares which cannot be sold for legal reasons for at least five years even with the consent of the issuer), and shares of failed issuers—prior to the Closing and for five years following the Closing to DIC or third parties. The profit or loss on such sales (the difference between the fair price at the time of sale and the value at the base date) over the five-year period following the Closing will belong to DIC. For such stock that cannot be sold, the difference five years after the Closing between the fair price and the book value on the base date will belong to DIC. [Article 7.1 and 7.2]

(9) LTCB will continue to hold shares of designated subsidiaries, restricted shares, and shares of failed issuers. [Article 7.1]

6. Sale of Reprivatized LTCB Shares Held by DIC

(1) When the market value of shares in the Reprivatized LTCB held by DIC exceeds ¥500 billion, the Reprivatized LTCB can request DIC to sell a certain number of its common shares at fair market price and to convert the preferred shares held by DIC into common stock. [Article 3.5]

Notes: 1. If the price of the Reprivatized LTCB's common stock reaches ¥440 per share, the market value of stock held by DIC on a common stock conversion basis will reach ¥500 billion.
2. If the price of the Reprivatized LTCB's common stock rises to ¥465 per share and all preferred shares mentioned in 2. (2) above are converted to common shares at this price and then sold, the capital gain of DIC on outstanding preferred shares would be ¥250 billion.

(2) Consent to such requests shall not be unreasonably withheld by DIC. [Article 3.5]

7. Continuous Ownership of Loan-Related Assets

(1) The Reprivatized LTCB will retain ownership of all loan-related assets that were determined by the FRC to be "assets appropriate for LTCB to continue to own" (hereinafter, "Appropriate Assets"). [Article 10]

(2) For the Reprivatized LTCB to maintain good relationships with borrowers of loan-related assets, Partners represents that it will have the Reprivatized LTCB manage its loans based on the following basic policies for at least three years from the Closing. Specifically, unless compelling reasons otherwise require, the Reprivatized LTCB (i) will not sell the loan-related assets, (ii) will not collect loans abruptly, and (iii) will meet the proper finance needs of borrowers by, for example, renewals and provision of seasonal funds. [Article 11]

Notes: 1. The term "not collect abruptly" in (2) above means that the Reprivatized LTCB will honor borrowers' contractual rights in respect of the relevant due date and will not change the due date adversely against the borrower.
2. Instances of "compelling reasons" referred to above shall mean in the case of (i) arranging loan participations, securitization of loans, and other similar activities that are undertaken for providing supplementary sources of financing for the Reprivatized LTCB's operations and are not contrary to the intent of protecting the borrower. In the cases of (ii) and (iii), compelling reasons include circumstances where it is reasonably foreseeable that the Reprivatized LTCB would incur losses if it did not collect or it consented to renewals.

8. Reserves

Reserves will be provisioned according to the results of self-assessments conducted under the Financial Inspection Manuals issued by the Financial Supervisory Agency and the reserve guidelines established by the Japanese Institute of Certified Public Accountants.

9. Warranty of Loan-Related Assets

(1) Under the Agreement, DIC will be deemed to have transferred loan-related assets to the Reprivatized LTCB as of the Closing. [Article 8.1(1)]

(2) If, during the three years after the Closing, a Defect is found with respect to any loan-related assets and the value of the asset declines 20% or more, the Reprivatized LTCB shall have the right to cancel its purchase of such assets of the relevant borrower(s) by exercise of this right, retroactively to the Closing. [Article 8.1 (1)]

(3) If the cancellation right is exercised, the Reprivatized LTCB will transfer the asset to DIC, and DIC shall pay the Reprivatized LTCB the Original Value of the asset (after subtracting reserves set aside against the loan, hereinafter, "Original Value" shall mean the value of assets net of loan loss reserves). (If there have been repayments of principal, these will also be subtracted from Original Value.) [Article 8.2 (5)]

(4) The decline in asset value of 20% or more, mentioned in (2) above, shall mean that total Current Value (after deduction of reserves, hereinafter "Current Value" shall mean the value net of loan loss reserves) of all claims against a single borrower has declined 20% or more in comparison with Original Value. [Article 8.1 (4)]

(5) "Defect," mentioned in (2) above, shall mean that for those loans judged to be "Appropriate for LTCB to continue to own" by the FRC prior to Closing circumstances are deemed to have changed or become untrue within three years from the base date. Defects will not include those cases where event(s) causing the change or leading to circumstances no longer being true are attributable solely to Partners or the Reprivatized LTCB after the purchase of LTCB. [Article 8.1 (2)]

(6) In cases where the basis for judging certain assets to be Appropriate used by the FRC is not clearly indicated (for example, claims on normal borrowers are, in principle, deemed to be Appropriate), and certain objective event(s) indicating problems related to specific borrowers is (are) identified, such event(s) shall be deemed as prima facie evidence of the existence of a Defect. [Article 8.1 (2)]

Note: For example, if, within three years of the Closing, principal or interest on loans to a borrower classified immediately prior to the Closing as normal become overdue three months or longer, the Reprivatized LTCB can presume that a Defect exists.

(7) If the Reprivatized LTCB receives a formal request from a borrower for forgiveness of indebtedness and accepts this request, the cancellation rights can no longer be exercised by the Reprivatized LTCB for this borrower. [Article 8.1 (5)]

(8) Loan-related assets for which the cancellation right applies shall be those in excess of ¥100 million to a single borrower and shall apply to loan-related assets renewed and rolled over after the Closing, which are effectively the same as loan-related assets at the time of the Closing, but excluding new ones. [Article 8.1 (1)]

(9) If an event of force majeure, such as war, natural calamity, or economic depression, occurs within three years from the Closing leading to a deterioration of the condition of borrowers, the payment responsibilities of DIC will be limited. If an event that appears to be force majeure occurs, DIC and the Reprivatized LTCB shall hold discussions in good faith as to whether the event constitutes force majeure and whether the deterioration of the condition of the obligor was due to force majeure and then seek to determine a fair sharing of the burden between DIC and the Reprivatized LTCB. [Article 8.3]

(10) If cancellation rights are exercised, the Reprivatized LTCB shall give notice to DIC on a quarterly basis. If DIC does not consent to the Reprivatized LTCB's determination and discussions do not lead to a resolution of the disagreement, the matter will be considered by an independent accounting firm chosen jointly in agreement by DIC and the Reprivatized LTCB. Both parties will respect the results of the accounting firm's deliberations, but, in the event the dispute is not resolved, the parties may present the matter to courts of law. [Article 8.2]

(11) The Agreement also deals with the details of Defects in loan-related assets, including commitment lines and other arrangements. [Article 8.1 and other sections of the Agreement]

10. Measures to Reduce Credit Risk of Derivatives

DIC will reimburse the Reprivatized LTCB for losses incurred when counterparties to derivative transactions with LTCB go into bankruptcy or otherwise cannot meet their obligations. This applies to derivative transactions outstanding at the base date and covers losses of ¥5 billion or more incurred within five years from the Closing.

11. Board of Directors and Management [Article 9]

(1) Masamoto Yashiro is scheduled to become Chairman and Representative Director, President, and Chief Executive Officer.

(2) A majority of the directors will be Japanese nationals.

(3) The following are scheduled to become directors of the Board: Takashi Imai, Hirotaro Higuchi, Timothy Collins, and J. Christopher Flowers.

(4) Paul Volcker has consented to serve as senior advisor.

12. Representations and Indemnification [Article 5]

(1) As is common in corporate acquisition contracts, the Agreement includes representations and indemnification matters related to DIC and Partners.

Note: For example, DIC represents to Partners that certain matters related to LTCB are true and correct. These include compliance with relevant laws, possession of necessary permits and licenses for its operations, absence of violations of intellectual property rights, appropriateness and validity of its lending transactions, accuracy and fairness of its financial statements for the year ended March 31, 1999, and the six months ended September 30, 1999, accuracy of its tax returns, and other matters. Partners represents as true and correct the names of investors in Partners, the percentage ownership, authority, summary of the decision-making processes, and the adequacy of funds to complete the acquisition.

(2) DIC also agrees to indemnify Partners in the event that certain representations are subsequently found incorrect. For example, if there is any incorrectness of any of the representations for corporate tax, etc., with respect to LTCB that causes the Reprivatized LTCB to pay any corporate tax, etc., DIC guarantees to indemnify Partners if DIC's representations are found incorrect at any time during the five-year period following the Closing. For matters other than taxation, the period for indemnification is three years. (The Reprivatized LTCB must notify DIC of the exact circumstances—occurring within the three-year period—which lead to losses, but determination of the amount of damages through litigation may go beyond three years.) Indemnity for breach of representations for matters other than taxation shall not be paid if the total amount of damages is ¥5 billion or less, but when damages exceed ¥5 billion, DIC is liable to pay ¥100 million or more per breach of representation. Indemnification for corporate tax, etc., is based on the amount of tax actually paid.

(3) Partners is liable for breach of representations for three years following the Closing. (DIC must provide notice to Partners of any breach that occurs within the three-year period and leads to damages, but determination of the amount of damages through litigation may go beyond three years.) Indemnity for breach of representations shall not be paid if the total amount of damages is ¥5 billion or less, but, when damages exceed ¥5 billion, Partners is liable to pay ¥100 million or more per breach of representation.

13. Covenants [Article 6]

DIC and LTCB promise to abide by covenants that are normally included in corporate acquisition contracts from the time of the signing of the Agreement through the Closing.

Note: For example, DIC promises to cause LTCB to continue to operate its business in a proper manner consistent with sound banking practices. DIC also promises not to allow LTCB to sell important assets, with the exception of assets that are not Appropriate for LTCB to own, change its Articles of Incorporation, or engage in any action that would lead to breach of representations. For its part, LTCB promises not to conduct any capital-related transactions, such as stock splits or issuance of new stocks, incur any indebtedness that would be inconsistent with sound bank management, make any acquisition, or execute any contract or agreement which would have a material adverse effect. From the time of the signing of the Agreement through the Closing, LTCB must provide reasonable access to information related to LTCB's finances and operations in response to reasonable requests from Partners.

Notes: I. Information in brackets, such as [Article 6], refers to sections of the Agreement.
II. The source of the information contained herein is a document prepared by the Secretariat of the Financial Reconstruction Commission entitled *Summary of the Final Agreement Regarding the Acquisition of The Long-Term Credit Bank of Japan.*

Organization

As of July 1, 2003


Board of Directors
CEO
Management Committee
Internal Audit Division
(Investigation Department)
Nomination and Compensation Committee
Audit Committee
Statutory Auditors
Board of Statutory Auditors
Office of Corporate Secretary
Institutional Banking Group (IBG)
IB Business Division
New York Representative Office
Process Support Division
Corporate Banking Business Sub-Group
Corporate Business Solution Sub-Group
Business Solution Division I
Business Solution Division II
Corporate Risk Management Division
Special Situations Management Division
Financial Institutions Business Sub-Group
Markets Division
Specialty Finance Division
Structured Trading Division
Corporate Advisory Division
Balance Sheet Credit Division
CBBD I
CBBD II
CBBD III
CBBD IV
CBBD V
CBBD VI
CBBD VII
CBBD VIII
CBBD IX
CBBD X
CBBD XI
CBBD XII
Tokyo Business Division I
Tokyo Business Division II
Regional Business Division
Osaka CBBD
Sapporo CBBD
Sendai CBBD
Kanazawa CBBD
Nagoya CBBD
Hiroshima CBBD
Takamatsu CBBD
Fukuoka CBBD
Corporate Business Strategy Division
Osaka CBSD
FIBD I
FIBD II
FIBD III
FIBD IV
FIBD V
Retail Banking Group (RBG)
Retail Business Division
Customer Relations Unit
Retail Sales Sub-Group
Marketing Division
Product Distribution Division
Planning Division
Retail Loan Division
Specialty Products Division
Channel Planning and Development Division
Retail Services Sub-Group
Retail Services Division
Channel Management Division
Retail Technology Division
Wealth Management Division
Head Office SFC
Sapporo SFC
Sendai SFC
Kanazawa SFC
Omiya SFC
LaLaport SFC
Tokyo SFC
Ikebukuro SFC
Ueno SFC
Kichijoji SFC
Shinjuku SFC
Shiodome SIO-SITE SFC
Roppongi Hills SFC
(Keyakizaka Street Sub-Branch)
Shibuya SFC
Hiroo SFC
Meguro SFC
Futakotamagawa SFC
Hachioji SFC
Yokohama SFC
Fujisawa SFC
Nagoya SFC
Kyoto SFC
Osaka SFC
Umeda SFC
Namba SFC
Kobe SFC
Hiroshima SFC
Takamatsu SFC
Fukuoka SFC
Finance Group (FNG)
Management Accounting Division
Financial and Regulatory Accounting Division
Treasury Division
Investor Planning Division
Banking Infrastructure Group (BIG)
Information Technology Division
Operations Planning and Administration Division
Trading and Securities Operations Division
Grand Cayman Branch
Business Operations Division
Operations Services Division
Risk Management Group (RMG)
Portfolio and Risk Management Division
Market Risk Management Division
Financial Engineering Risk Management Division
Retail Banking Risk Management Division
Risk Management Planning and Policy Division
Relationship Group (RSG)
Human Resources Division
Corporate Communications Division
General Services Division
Corporate Strategy Division
Legal and Compliance Division
(Legal Department)
Credit Assessment Division
Abbreviations:
CBBD: Corporate Banking Business Division
CBSD: Corporate Business Strategy Division
FIBD: Financial Institutions Business Division
SFC: Shinsei Financial Center

Management

As of July 1, 2003

Board of Directors and Statutory Auditors

Chairman and President	Masamoto Yashiro	
Senior Managing Director	Hidebumi Mori	
Senior Managing Director	Teruaki Yamamoto	
Director	Tadashi Ishikuro	
Director	Timothy C. Collins	CEO, Ripplewood Holdings, LLC
Director	J. Christopher Flowers	Vice Chairman, The Enstar Group, Inc.
Director	Akira Aoki	Counselor, Japan Securities Finance Co., Ltd.
Director	Takashi Imai	Senior Advisor, Honorary Chairman, Nippon Steel Corporation
Director	Minoru Makihara	Chairman, Mitsubishi Corporation
Director	Nobuaki Ogawa	Lawyer
Director	Michael J. Boskin	Professor, Stanford University
Director	Emilio Botín	Chairman, Banco Santander Central Hispano SA
Director	Donald B. Marron	Chairman, UBS America
Director	Martin G. McGuinn	Chairman and CEO, Mellon Financial Corporation
Director	David Rockefeller	
Standing Statutory Auditor	Koji Saito	
Statutory Auditor	Akira Sudo	Certified Public Accountant
Statutory Auditor	Makiko Yasuda	Lawyer

Senior Advisors

Senior Advisor	Paul A. Volcker	
Senior Advisor	Vernon E. Jordan, Jr.	Senior Managing Director, Lazard Frères & Co. LLC
Senior Advisor	John S. Reed	

Corporate Executive Officers

CEO	Masamoto Yashiro
Senior Managing Director	Hidebumi Mori
Senior Managing Director, Institutional Banking Group	Teruaki Yamamoto
Director, Corporate Banking Business Sub-Group	Tadashi Ishikuro
Retail Banking Group	K. Sajeeve Thomas
Chief Financial Officer	John E. Mack(*1)
Banking Infrastructure Group	Dhananjaya Dvivedi
Risk Management Group	Janak Raj
Relationship Group	Koichiro Nakaya
Corporate Business Solution Sub-Group	Junzo Tomii(*2)
Financial Institutions Business Sub-Group	Masazumi Kato
Retail Sales Sub-Group	Satoru Katayama

Notes: (*1) Appointed on November 15, 2002
(*2) Appointed on June 25, 2003
Other changes to corporate executive officers: David M. Fite resigned on November 15, 2002; Jun Daikuhara resigned on April 1, 2003, becoming the president of Shinsei Investment Management; Brian F. Prince resigned on July 1, 2003. The Bank announced on July 25, 2003, that Clark Graninger would be appointed as a corporate executive officer on September 18, 2003.

Employees

As of March 31, 2003, 2002 and 2001

	2003	2002	2001
Number of employees	**2,055**	2,125	2,024
Male	**1,177**	1,227	1,163
Female	**878**	898	861
Average age	**36 years 2 months**	37 years	37 years 1 month
Average years of service	**10 years 5 months**	12 years 4 months	13 years 7 months

Major Subsidiaries and Affiliates

As of March 31, 2003

Major Domestic Subsidiaries

Name	Location	Main business	Capital (Millions of yen)	Equity stake held by Shinsei Bank and consolidated subsidiaries (%)		
					Equity stake held by Shinsei Bank	Equity stake held by consolidated subsidiaries of Shinsei Bank
Shinsei Trust & Banking Co., Ltd.	Tokyo, Japan	Trust banking	¥5,000	100.00%	100.00%	—%
Shinsei Information Technologies Co., Ltd.	Tokyo, Japan	Contracted computer operations	100	100.00	100.00	—
Shinsei Business Services Co., Ltd.	Tokyo, Japan	Office work outsourcing	54	100.00	100.00	—
Shinsei Real Estate Valuation Services Co., Ltd.	Tokyo, Japan	Real estate evaluation	50	100.00	100.00	—
Shinsei Card Co., Ltd.	Tokyo, Japan	Credit cards	375	100.00	100.00	—
Shinsei Securities Co., Ltd.	Tokyo, Japan	Securities	5,500	100.00	100.00	—
Shinsei Investment Management Co., Ltd.	Tokyo, Japan	Asset management	495	100.00	100.00	—
Chowa Tatemono Co., Ltd.	Tokyo, Japan	Real estate leasing	10	100.00	100.00	—
Shinsei Business Finance Co., Ltd.	Tokyo, Japan	Lending to small and medium-sized enterprises	734	75.00	75.00	—
BM Finance Co., Ltd.	Tokyo, Japan	Acquisition and sale of monetary claims	10	—	—	—
BM Enterprise Co., Ltd.	Tokyo, Japan	Acquisition and sale of monetary claims	10	100.00	—	100.00
Shinsei Servicing Company	Tokyo, Japan	Servicer	500	100.00	—	100.00
EQUION COMPANY, LIMITED	Tokyo, Japan	Real estate collateral finance	200	100.00	—	100.00
APOLLO FINANCE CO., LTD.	Tokyo, Japan	Real estate collateral finance	200	100.00	—	100.00

Major Overseas Subsidiaries

Name	Location	Main business	Capital (Thousands of U.S. dollars)	Equity stake held by Shinsei Bank and consolidated subsidiaries (%)		
					Equity stake held by Shinsei Bank	Equity stake held by consolidated subsidiaries of Shinsei Bank
Shinsei Bank Finance N.V.	Curaçao, Netherlands Antilles	Banking	$2,100	100.00%	100.00%	—%
Shinsei Capital (USA), Ltd.	Wilmington, Delaware, USA	Financing	0	100.00	100.00	—

Affiliates Accounted for Using the Equity Method

Name	Location	Main business	Capital	Equity stake held by Shinsei Bank and consolidated subsidiaries (%)		
					Equity stake held by Shinsei Bank	Equity stake held by consolidated subsidiaries of Shinsei Bank
Raffia Capital Co., Ltd.	Tokyo, Japan	Private equity fund management	¥10 million	50.00%	50.00%	—%
Hillcot Holdings Limited	Hamilton, Bermuda	Insurance business holding company	$12,000	49.90	49.90	—
BlueBay Asset Management Limited	London, UK	Asset management	£11,916 thousand	25.00	25.00	—

Corporate Information

Established
1952

Fiscal Year
From April 1 to March 31

Paid-in Capital
¥451,296 million

Number of Shares Authorized
Common Stock:
5,000,000,000
Preferred Stock:
674,528,000

Number of Shares Issued
Common Stock(*1):
2,717,075,212
Preferred Stock:
Series 2 74,528,000
Series 3 600,000,000

Number of Shareholders
4

Shareholders
New LTCB Partners C.V. (*2)
(98.94% of common stock)
GGR Cayman L.P.
(1.05% of common stock)
Deposit Insurance Corporation of Japan
(100.00% of series 2 preferred stock)
Resolution and Collection Corporation
(100.00% of series 3 preferred stock)

(As of March 31, 2003)

(*1) After a 1-for-2 reverse stock split on July 29, 2003, the number of shares issued became 1,358,573,606.

(*2) Parties investing in New LTCB Partners include: UBS/Paine Webber (USA), Deutsche Bank (Germany), Mellon Bank Corporation (USA), The Bank of Nova Scotia (Canada), Banco Santander Central Hispano (Spain), RIT Capital Partners (UK), GE Capital Commercial Finance (USA), Travelers Investment Group, Inc. (USA) and Ripplewood Holdings Group (USA)

Network
Americas:
New York Representative Office
Shinsei Capital (USA), Ltd.
Grand Cayman Branch
Shinsei Bank Finance N.V.

Domestic Branches:
Head Office (Tokyo)
Sapporo Branch
Sendai Branch
Kanazawa Branch
Omiya Branch
LaLaport Branch
Tokyo Branch
Ikebukuro Branch
Ueno Branch
Kichijoji Branch
Shinjuku Branch
Shiodome SIO-SITE Branch
Roppongi Hills Branch
Keyakizaka Street Sub-Branch
Shibuya Branch
Hiroo Branch
Meguro Branch
Futakotamagawa Branch
Hachioji Branch
Yokohama Branch
Fujisawa Branch
Nagoya Branch
Kyoto Branch
Osaka Branch
Umeda Branch
Namba Branch
Kobe Branch
Hiroshima Branch
Takamatsu Branch
Fukuoka Branch
(As of July 1, 2003)

Domestic Sub-Branches (ATM only):
Shinsei Bank
7 locations
Keikyu Station Bank
33 locations
Co-managed under a tie-up with IY Bank Co., Ltd.
5,582 locations
(As of June 30, 2003)

For further information, please contact:
Corporate Communications Division
SHINSEI BANK, LIMITED
1-8, UCHISAIWAICHO 2-CHOME,
CHIYODA-KU, TOKYO 100-8501, JAPAN
Tel: 81-3-5511-5111 Fax: 81-3-5511-5505
URL: http://www.shinseibank.com
E-mail: webmaster@shinseibank.com

